Exhibit 99.1

THIRD QUARTER REPORT	September 30, 2009
Dear Shareholders:
Net income for the three months ended September 30, 2009 was $38 million or $0.08 per diluted share, compared with $174 million or $0.44 per diluted share during the same period in 2008. Included in net income in 2008 was a net gain of $127 million, or $0.32 per share, on the sale of TD Canada Trust Tower in Toronto.
Funds from operations (“FFO”) was $151 million or $0.34 per diluted share for the three months ended September 30, 2009, compared with $152 million or $0.38 per diluted share during the same period in 2008.
Commercial property net operating income for the third quarter of 2009 was $330 million, compared with $320 million during the third quarter of 2008.
During the third quarter, Brookfield Properties leased 693,000 square feet of space in its managed portfolio at an average net rent of $25 per square foot, which represents a 25% improvement versus the average expiring net rent of $20 on this space in the quarter. Additionally, the company has improved its five-year lease rollover exposure by 330 basis points since the start of the year. Year-to-date leasing totals 3.2 million square feet. Brookfield’s managed portfolio occupancy rate finished the quarter at 95.0%, unchanged from the previous quarter.
HIGHLIGHTS OF THE THIRD QUARTER
Leased 693,000 square feet of space and completed 63,000 square feet of development leasing. Renewals represent 74% of the total with new leases representing the remainder. Third quarter leasing highlights include:
Toronto — 211,000 square feet
•	A 144,000-square-foot lease extension with the Department of Justice at Exchange Tower
Washington, DC — 154,000 square feet
•	A five-year, 98,000-square-foot lease renewal with the General Services Administration at Two Ballston Plaza

•	A new 11-year, 63,000-square-foot lease with LaFarge North America at Two Reston Crescent

•	A new five-year, 45,000-square-foot lease with the General Services Administration at 1550 Wilson Blvd
Edmonton — 102,000 square feet
•	A five-year, 57,000-square-foot lease renewal with CGI at Canadian Western Bank Place

•	A ten-year renewal and expansion for 39,000 square feet with Witten Management at Canadian Western Bank Place
New York — 63,000 square feet
•	A new 15-year lease for 31,000 square feet with Advent Software at the Grace building

•	A new 14-year lease for 26,000 square feet with Zolfo Cooper at the Grace building
Launched $5 billion real estate turnaround consortium with Brookfield Asset Management. Dedicated to investing in under-performing real estate, the consortium will invest in equity and debt in under-valued real estate companies or real estate portfolios where value can be created in a variety of ways, including financial and operational restructuring, strategic direction or sponsorship, portfolio repositioning, redevelopment or other active asset management. Brookfield Properties has the right, but not the obligation, to participate in investments in the office sector.

Raised $1.3 billion in common share equity offering and preferred share issuance. Gross proceeds from the equity offering totaled $1.0 billion and proceeds from the preferred share issuance totaled C$288 million. A portion of the proceeds were used to pay down the committed revolving lines of credit at the company level and within the residential operations. Liquidity currently stands at $1.7 billion including cash, deposits and available credit.
Refinanced or extended $205 million of debt, including $105 million on the West 31st Street development site in New York and the $100 million corporate term loan. The company has completed 95% of $1 billion of financings due in 2009.
Opened Bay Adelaide Centre, the first development built to achieve a Leadership in Energy and Environmental Design (LEED) Gold Standard and the first major development in Toronto’s financial district in 17 years. Standing 51 stories tall, the 1.2-million-square-foot office tower adheres to strict building efficiency guidelines, including optimization of energy, light and water, and the use of local and recycled building materials. The tower is 73 percent leased.
Commenced the recladding of First Canadian Place, Toronto. Along with ownership partners, the company will thoroughly renovate Canada’s tallest office tower including a total recladding of the building’s exterior with laminated glass spandrel panels replacing the existing white marble. The project is seeking LEED Gold certification and is expected to be complete by the end of 2011.
Earned LEED Platinum certification at 1225 Connecticut Ave., Washington, D.C., the industry’s highest rating for environmental sustainability. It is the first redeveloped office building in the Eastern United States to achieve LEED Platinum certification. The building is 100% leased.
Announced early adoption of IFRS. One year ahead of the mandatory conversion date for Canadian public companies, Brookfield Properties intends to adopt International Financial Reporting Standards commencing with its interim financial statements for the three months ended March 31, 2010; those financial statements will also include comparative results for the periods commencing January 1, 2009.
OUTLOOK
During the third quarter we have noticed a sense of optimism that the economy may be at the early stages of a recovery which has positively impacted leasing activity. As real estate markets work toward recovery, we have taken additional steps to enhance Brookfield Properties’ liquidity position in order to strengthen our balance sheet and to be poised to capitalize on opportunities that may arise.

Gordon E. Arnell	Richard B. Clark
Chairman	CEO
October 29, 2009

2	Q3/2009 Interim Report

Portfolio

									BROOKFIELD		BROOKFIELD
			(SQUARE FEET IN 000S)			(SQUARE FEET IN 000S)			PROPERTIES	OTHER	PROPERTIES
	NUMBER OF				TOTAL		TOTAL	OWNED	OWNED	SHAREHOLDERS’	NET OWNED
	PROPERTIES	LEASED %	OFFICE	RETAIL	LEASABLE	PARKING	AREA	INTEREST %	INTEREST(1)	INTEREST	INTEREST

New York
World Financial Center
One	1	99.4	1,603	52	1,655	58	1,713	100	1,713	(10)	1,703
Two	1	100.0	2,671	35	2,706	—	2,706	100	2,706	(16)	2,690
Three	1	95.3	1,254	—	1,254	53	1,307	100	1,307	(8)	1,299
Four	1	100.0	1,861	43	1,904	48	1,952	51	996	(6)	990
Retail		77.0	—	168	168	122	290	100	290	(2)	288
One Liberty Plaza	1	99.0	2,327	20	2,347	—	2,347	100	2,347	(14)	2,333
245 Park Avenue	1	91.8	1,719	68	1,787	—	1,787	51	911	(5)	906
300 Madison Avenue	1	100.0	1,089	5	1,094	—	1,094	100	1,094	(6)	1,088

	7	97.8	12,524	391	12,915	281	13,196		11,364	(67)	11,297
Boston
53 State Street	1	88.6	1,164	30	1,194	41	1,235	100	1,235	(8)	1,227
75 State Street	1	85.3	771	25	796	235	1,031	100	1,031	(6)	1,025

	2	87.3	1,935	55	1,990	276	2,266		2,266	(14)	2,252
Washington, D.C.
1625 Eye Street	1	100.0	370	16	386	185	571	100	571	(3)	568
701 9th Street	1	100.0	340	24	364	183	547	100	547	(3)	544
Potomac Tower	1	100.0	238	—	238	203	441	100	441	(3)	438
601 South 12th Street	1	100.0	309	—	309	—	309	100	309	—	309
701 South 12th Street	1	100.0	253	—	253	—	253	100	253	—	253
One Bethesda Center	1	99.0	160	19	179	—	179	100	179	—	179

	6	99.9	1,670	59	1,729	571	2,300		2,300	(9)	2,291
Houston
1201 Louisiana Street	1	93.9	836	8	844	48	892	100	892	—	892

	1	93.9	836	8	844	48	892		892	—	892
Denver
Republic Plaza	1	95.4	1,276	51	1,327	503	1,830	100	1,830	—	1,830

	1	95.4	1,276	51	1,327	503	1,830		1,830	—	1,830
Minneapolis
33 South Sixth Street	2	91.8	1,108	370	1,478	325	1,803	100	1,803	—	1,803
RBC Plaza	2	92.9	610	442	1,052	196	1,248	100	1,248	—	1,248

	4	92.2	1,718	812	2,530	521	3,051		3,051	—	3,051
Toronto
Brookfield Place Bay Wellington Tower	1	98.6	1,299	41	1,340	—	1,340	100	1,340	—	1,340
Retail and Parking	1	97.4	—	53	53	690	743	70	520	—	520
22 Front Street	1	100.0	136	8	144	—	144	100	144	(15)	129
Exchange Tower	1	99.1	963	66	1,029	131	1,160	50	580	(64)	516
105 Adelaide	1	99.5	176	7	183	49	232	100	232	(25)	207
Hudson’s Bay Centre	1	97.2	536	261	797	295	1,092	100	1,092	(121)	971
Queen’s Quay Terminal	1	98.5	429	75	504	—	504	100	504	(56)	448
HSBC Building	1	97.1	188	6	194	31	225	100	225	(25)	200

	8	98.4	3,727	517	4,244	1,196	5,440		4,637	(306)	4,331
Calgary
Bankers Hall	3	99.9	1,944	224	2,168	409	2,577	50	1,289	(91)	1,198
Bankers Court	1	100.0	255	7	262	62	324	50	162	(18)	144
Suncor Energy Centre	2	100.0	1,710	22	1,732	220	1,952	50	976	(107)	869
Fifth Avenue Place	2	99.5	1,428	47	1,475	206	1,681	50	841	(93)	748

	8	99.8	5,337	300	5,637	897	6,534		3,268	(309)	2,959
Vancouver
Royal Centre	1	94.1	494	95	589	264	853	100	853	(94)	759

	1	94.1	494	95	589	264	853		853	(94)	759
Other
Other	1	96.2	70	3	73	—	73	100	73	—	73

	1	96.2	70	3	73	—	73		73	—	73

TOTAL DIRECT	39	97.0	29,587	2,291	31,878	4,557	36,435		30,534	(799)	29,735

U.S. FUND New York
The Grace Building	1	97.8	1,537	20	1,557	—	1,557	49.9	777	(416)	361
One New York Plaza	1	99.2	2,554	31	2,585	—	2,585	100	2,585	(1,383)	1,202
Newport Tower	1	90.9	1,059	41	1,100	—	1,100	100	1,100	(589)	511
1065 Avenue of the Americas	1	73.3	642	40	682	—	682	99	675	(361)	314
1411 Broadway	1	77.8	1,149	38	1,187	36	1,223	49.9	610	(326)	284
1460 Broadway	1	99.1	211	9	220	—	220	49.9	110	(59)	51

	6	91.8	7,152	179	7,331	36	7,367		5,857	(3,134)	2,723
Washington, D.C.
1200 K Street	1	97.8	366	24	390	44	434	100	434	(232)	202
1250 23rd Street	1	—	128	—	128	16	144	100	144	(77)	67
1250 Connecticut Avenue	1	79.2	163	21	184	26	210	100	210	(113)	97
1400 K Street	1	95.6	178	12	190	34	224	100	224	(120)	104

(1)	Represents the company’s consolidated interest before non-controlling interests

*	Italic — Non-managed properties

Brookfield Properties Corporation	3

									BROOKFIELD		BROOKFIELD
			(SQUARE FEET IN 000S)						PROPERTIES	OTHER	PROPERTIES
	NUMBER OF				TOTAL	(SQUARE FEET IN 000S)		OWNED	OWNED	SHAREHOLDERS’	NET OWNED
	PROPERTIES	LEASED %	OFFICE	RETAIL	LEASABLE	PARKING	TOTAL AREA	INTEREST %	INTEREST(1)	INTEREST	INTEREST

2000 L Street	1	85.7	308	75	383	—	383	100	383	(205)	178
2001 M Street	1	98.9	190	39	229	35	264	98	259	(139)	120
2401 Pennsylvania Avenue	1	86.9	58	19	77	16	93	100	93	(50)	43
Bethesda Crescent	3	88.9	241	27	268	68	336	100	336	(180)	156
One Reston Crescent	1	100.0	185	—	185	—	185	100	185	(99)	86
Silver Spring Metro Plaza	3	86.6	640	47	687	84	771	100	771	(413)	358
Sunrise Tech Park	4	95.8	315	1	316	—	316	100	316	(169)	147
Two Ballston Plaza	1	97.5	204	19	223	—	223	100	223	(119)	104
Victor Building	1	79.0	302	45	347	—	347	49.9	173	(92)	81
1550 & 1560 Wilson Blvd	2	99.6	248	35	283	76	359	100	359	(192)	167

	22	88.0	3,526	364	3,890	399	4,289		4,110	(2,200)	1,910
Los Angeles
601 Figueroa	1	76.5	1,037	2	1,039	123	1,162	100	1,162	(622)	540
Bank of America Plaza	1	94.8	1,383	39	1,422	343	1,765	100	1,765	(944)	821
Ernst & Young Tower	1	73.1	910	335	1,245	391	1,636	100	1,636	(875)	761
Landmark Square	1	91.9	420	23	443	212	655	100	655	(350)	305
Marina Towers	2	92.3	356	25	381	87	468	50	234	(125)	109
5670 Wilshire Center	1	71.1	426	19	445	—	445	100	445	(238)	207
6060 Center Drive	1	89.2	253	15	268	113	381	100	381	(204)	177
6080 Center Drive	1	96.7	316	—	316	163	479	100	479	(256)	223
6100 Center Drive	1	84.8	294	—	294	168	462	100	462	(247)	215
701 B Street	1	83.9	523	37	560	—	560	100	560	(299)	261
707 Broadway	1	67.0	187	—	187	128	315	100	315	(168)	147
9665 Wilshire Blvd	1	89.4	171	—	171	64	235	100	235	(127)	108
Howard Hughes Spectrum	1	100.0	37	—	37	—	37	100	37	(20)	17
Howard Hughes Tower	1	66.8	334	2	336	141	477	100	477	(255)	222
Northpoint	1	75.9	105	—	105	45	150	100	150	(80)	70
Arden Towers at Sorrento	4	85.1	564	54	618	—	618	100	618	(330)	288
Westwood Center	1	91.0	304	25	329	—	329	100	329	(176)	153
Wachovia Center	1	85.6	486	14	500	161	661	100	661	(353)	308

	22	83.6	8,106	590	8,696	2,139	10,835		10,601	(5,669)	4,932
Houston
Allen Center
One Allen Center	1	98.3	914	79	993	—	993	100	993	(531)	462
Two Allen Center	1	99.0	987	9	996	—	996	100	996	(533)	463
Three Allen Center	1	93.6	1,173	22	1,195	—	1,195	100	1,195	(639)	556
1400 Smith Street	1	100.0	1,229	38	1,267	—	1,267	100	1,267	(678)	589
Cullen Center
Continental Center I	1	95.0	1,048	50	1,098	411	1,509	100	1,509	(807)	702
Continental Center II	1	84.0	428	21	449	81	530	100	530	(284)	246
KBR Tower	1	80.3	985	63	1,048	254	1,302	50	651	(348)	303
500 Jefferson Street	1	95.2	351	39	390	44	434	100	434	(232)	202

	8	93.9	7,115	321	7,436	790	8,226		7,575	(4,052)	3,523

TOTAL U.S. FUND	58	89.2	25,899	1,454	27,353	3,364	30,717		28,143	(15,055)	13,088

CANADIAN FUND
Toronto
First Canadian Place	1	95.2	2,379	232	2,611	170	2,781	25	695	(76)	619
151 Yonge Street	1	97.8	289	10	299	72	371	25	93	(10)	83
2 Queen Street East	1	93.2	448	16	464	81	545	25	136	(15)	121

	3	95.2	3,116	258	3,374	323	3,697		924	(101)	823
Calgary
Altius Centre	1	99.4	303	3	306	72	378	25	95	(11)	84

	1	99.4	303	3	306	72	378		95	(11)	84
Ottawa
Place de Ville I	2	98.7	569	14	583	502	1,085	25	271	(30)	241
Place de Ville II	2	100.0	598	12	610	433	1,043	25	261	(29)	232
Jean Edmonds Towers	2	100.0	541	13	554	95	649	25	162	(18)	144

	6	99.6	1,708	39	1,747	1,030	2,777		694	(77)	617
Edmonton
Canadian Western Bank	1	98.4	371	36	407	91	498	25	125	(14)	111
Enbridge Tower	1	100.0	184	—	184	30	214	25	54	(7)	47

	2	98.9	555	36	591	121	712		179	(21)	158

TOTAL CANADIAN FUND	12	97.0	5,682	336	6,018	1,546	7,564		1,892	(210)	1,682

TOTAL PROPERTIES	109	93.7	61,168	4,081	65,249	9,467	74,716		60,569	(16,064)	44,505
Development and Redevelopment	—	—	15,956	—	15,956	—	15,956		14,867	(2,354)	12,513

TOTAL PORTFOLIO	109	93.7	77,124	4,081	81,205	9,467	90,672		75,436	(18,418)	57,018

TOTAL EXCLUDING NON-MANAGED	90	95.0	71,122	3,828	74,950	8,448	83,398		68,892	(14,919)	53,973

(1)	Represents the company’s consolidated interest before non-controlling interests

*	Italic — Non-managed properties

4	Q3/2009 Interim Report

Management’s Discussion and Analysis of Financial Results
FORWARD-LOOKING STATEMENTS
This interim report to shareholders contains forward-looking statements and information within the meaning of applicable securities legislation. These forward-looking statements reflect management’s current beliefs and are based on assumptions and information currently available to management of Brookfield Properties. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “plan,” “anticipate,” “believe,” “intend,” “estimate,” “predict,” “forecast,” “outlook,” “potential,” “continue,” “should,” “likely,” or the negative of these terms or other comparable terminology. Although management believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Brookfield Properties to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results, including changes in accounting policies to be adopted under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business of Brookfield Properties — Company and Real Estate Industry Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

Brookfield Properties Corporation	5

Management’s Discussion and Analysis of Financial Results
October 29, 2009
PART I — OBJECTIVES AND FINANCIAL HIGHLIGHTS
BASIS OF PRESENTATION
Financial data included in Management’s Discussion and Analysis (“MD&A”) for the three and nine months ended September 30, 2009 includes material information up to October 29, 2009. Financial data provided has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), with non-GAAP measures such as net operating income and funds from operations reconciled to appropriate Canadian GAAP measures. All dollar references, unless otherwise stated, are in millions of US dollars except per share amounts. Amounts in Canadian dollars are identified as “C$.”
The following discussion and analysis is intended to provide readers with an assessment of the performance of Brookfield Properties Corporation (“Brookfield Properties”) over the past two years as well as our financial position and future prospects. It should be read in conjunction with the consolidated financial statements and appended notes, which begin on page 60 of this report. In our discussion of operating performance, we refer to net operating income and funds from operations on a total and per share basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administration, depreciation and amortization and income tax expenses. Funds from operations is defined as net income prior to extraordinary items, one-time transaction costs, income taxes, depreciation and amortization and certain other non-cash items. Net operating income is an important measure that we use to assess operating performance, and funds from operations is a relevant measure in analyzing real estate, as commercial properties generally appreciate rather than depreciate. We provide the components of net operating income and a full reconciliation from net income to funds from operations on page 31. Net operating income and funds from operations are both non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.
Additional information, including our Annual Information Form, is available on our Web site at www.brookfieldproperties.com, or on www.sedar.com or www.sec.gov.
OVERVIEW OF THE BUSINESS
Brookfield Properties is a publicly traded North American commercial real estate company listed on the New York and Toronto stock exchanges under the symbol BPO. We operate in two principal business segments, the first being the ownership, development and management of premier commercial office properties in select cities in North America, and the second being the development of residential land. Since 2005, we have established and fully invested two core office funds for the purpose of enhancing our position as a leading real estate asset manager. The U.S. Office Fund (a single-purpose fund established to acquire the Trizec portfolio) and the Canadian Office Fund (a single-purpose fund established to acquire the O&Y portfolio) are discussed in further detail in Part III and Part IV, respectively, of this MD&A. The term “Brookfield Properties Direct” (“Direct”) refers to those properties that are wholly-owned or owned through property-level joint ventures. When referring to ownership of properties by the U.S. or Canadian Office Fund, such ownership percentage refers to that of the applicable fund and not the proportionate percentage ownership of Brookfield Properties. Throughout our MD&A, we use the term “proportional” (as shown in italics) to reflect a proportionate consolidation of our 47% effective interest in the U.S. Office Fund. Proportionate amounts disclosed are non-GAAP financial measures and are based on our calculations.
At September 30, 2009, the book value of Brookfield Properties’ assets was $20.7 billion. During the three months ended September 30, 2009 we generated $38 million of net income ($0.08 per diluted share) and $151 million of funds from operations ($0.34 per diluted share). During the nine months ended September 30, 2009 we generated $136 million of net income ($0.33 per diluted share) and $426 million of funds from operations ($1.04 per diluted share).

6	Q3/2009 Interim Report

FINANCIAL HIGHLIGHTS
Brookfield Properties’ financial results are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions, except per share amounts)	2009	2008	2009	2008

Total revenue	$657	$707	$1,860	$2,058
Net income	38	174	136	242
Net income per share — diluted	0.08	0.44	0.33	0.61
Common share dividends paid per share	0.14	0.14	0.42	0.42
Funds from operations	151	152	426	435
Funds from operations per share — diluted	$0.34	$0.38	$1.04	$1.10

	Sept. 30, 2009	Dec. 31, 2008

Total assets	$20,692	$19,440
Commercial properties	14,859	14,901
Commercial property debt	11,303	11,505
Shareholders’ equity	4,696	3,410
Book value per share	$8.89	$8.75

COMMERCIAL PROPERTY OPERATIONS
Our commercial property portfolio consists of interests in 109 properties totaling 75 million square feet, including 9 million square feet of parking. Our development/redevelopment portfolio comprises interests in 14 sites totaling 16 million square feet. Our primary markets are the financial, energy and government center cities of New York, Boston, Washington, D.C., Houston, Los Angeles, Toronto, Calgary and Ottawa. We intend to continue our strategy of maintaining a meaningful presence in a select number of North American cities with attractive tenant bases.
We remain focused on the following strategic priorities:
•	Realizing value from our properties through proactive leasing and select redevelopment initiatives;

•	Prudent capital management including the refinancing of mature properties;

•	Monetizing development assets as the economy rebounds and supply constraints create opportunities; and

•	Expanding our asset management platform through the growth of our existing office funds or through the establishment of new funds.

Brookfield Properties Corporation	7

The following table summarizes our investment by market:

			Brookfield Properties’	Book		Net Book
	Number of	Total Area	Owned Interest	Value	Debt	Equity
Region	Properties	(000’s Sq. Ft.)	(000’s Sq. Ft.)(1)	(Millions)	(Millions)	(Millions)

Direct
Midtown New York, New York	2	2,881	2,005	$872	$673	$199
Downtown New York, New York	5	10,315	9,359	2,889	1,800	1,089
Boston, Massachusetts	2	2,266	2,266	827	576	251
Washington, D.C.	4	1,550	1,550	466	322	144
Toronto, Ontario	8	5,440	4,637	1,041	560	481
Calgary, Alberta	8	6,534	3,268	511	465	46
Denver, Colorado	1	1,830	1,830	272	160	112
Houston, Texas	1	892	892	154	101	53
Other	2	926	926	110	110	—
Corporate debt	—	—	—	—	100	(100)

	33	32,634	26,733	7,142	4,867	2,275
U.S. Office Fund
Midtown New York, New York	1	1,557	777	637	187	450
Downtown New York, New York	2	3,685	3,685	1,277	392	885
Washington, D.C.	22	4,289	4,110	1,118	365	753
Los Angeles, California	6	5,686	5,452	1,262	358	904
Houston, Texas	8	8,226	7,575	1,121	240	881

U.S. Office Fund — Managed	39	23,443	21,599	5,415	1,542	3,873

Midtown New York, New York	3	2,125	1,395	594	120	474
Los Angeles, California	16	5,149	5,149	1,334	57	1,277

U.S. Office Fund — Non-Managed	19	7,274	6,544	1,928	177	1,751

Corporate Fund debt	—	—	—	—	3,959	(3,959)

	58	30,717	28,143	7,343	5,678	1,665
Canadian Office Fund
Toronto, Ontario	3	3,697	924	247	92	155
Calgary, Alberta	1	378	95	18	19	(1)
Ottawa, Ontario	6	2,777	694	92	22	70
Other	2	712	179	17	20	(3)

	12	7,564	1,892	374	153	221

Continuing Operations	103	70,915	56,768	$14,859	$10,698	$4,161
Discontinued Operations(2)	6	3,801	3,801	481	362	119

	109	74,716	60,569	$15,340	$11,060	$4,280
Office development sites		15,687	14,598	1,199	605	594
Redevelopment sites		269	269	159	—	159

Total		90,672	75,436	$16,698	$11,665	$5,033

(1)	Represents consolidated interest before non-controlling interests

(2)	RBC Plaza and 33 South Sixth Street in Minneapolis and 1625 Eye Street and One Bethesda Center in Washington, D.C. are currently classified as discontinued operations
We have historically explored property-level joint venture opportunities with strategic institutional partners. Although we plan to continue with this endeavor, we also consider opportunities to pursue the acquisition of individual assets and portfolios through joint venture fund vehicles. In 2005 we formed our Canadian Office Fund to acquire the O&Y portfolio and in 2006 we formed our U.S. Office Fund to consummate the acquisition of the Trizec portfolio. Of our 109 commercial office properties, 27 are wholly owned, 12 are held in property-level joint ventures or co-tenancies, and 70 are held in our funds.
Our Canadian Office Fund consists of a consortium of institutional investors, led and managed by us. Affiliates of the consortium members own direct interests in property-level joint ventures and have entered into several agreements relating to property management, fees, transfer rights and other material issues associated with the operation of the properties. We proportionately consolidate our interest in this Fund. Our U.S. Office Fund consists of a consortium of institutional investors, which we lead and manage, investing through direct and indirect investment vehicles who have also entered into several agreements relating to property management, fees, transfer rights and other material issues associated with the operation of the properties. We fully consolidate this fund.

8	Q3/2009 Interim Report

We believe that investing our liquidity with these partners in fund formats enables us to enhance returns. The funds and associated asset management fees represent an important area of growth as we expand our assets under management. Purchasing properties or portfolios of properties in a fund format allows us to earn the following categories of fees:

• Asset Management	Stable base fee for providing regular, ongoing services.

• Transaction	Development, redevelopment and leasing activities conducted on behalf of these funds.

• Performance	Earned when certain predetermined benchmarks are exceeded. Performance fees, which can add considerably to fee revenue, typically arise later in a fund’s life cycle and are therefore not fully reflected in current results.
An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality, particularly in the current economic environment, in order to ensure the long-term sustainability of rental revenues through economic cycles. Major tenants with over 1,000,000 square feet of space in the portfolio include Bank of America/Merrill Lynch, U.S. and Canadian governments and government agencies, Chevron U.S.A., Wells Fargo/Wachovia, CIBC, RBC Financial Group, Bank of Montreal and Suncor Energy. A detailed list of major tenants is included in Part V (“Risks and Uncertainties”) of this MD&A, which begins on page 49.
Our strategy is to sign long-term leases in order to mitigate risk and reduce our overall retenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration, and although each market is different, the majority of our leases, when signed, extend between 10- and 20-year terms. As a result of this strategy, less than 8% of our leases, on average, mature annually over the next five years and excluding Bank of America/Merrill Lynch, our largest tenant, approximately 6% of our leases, on average, mature annually over the next five years.
Our average lease term is seven years. The following is a breakdown of lease maturities by region with associated in-place rental rates:

Total Portfolio				Midtown New York			Downtown New York			Boston
			Net Rent			Net Rent			Net Rent			Net Rent
	000’s		per	000’s		per	000’s		per	000’s		per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)

Currently available	4,091	6.3		627	9.6		253	1.8		253	12.7
Remainder 2009	506	0.8	$22	87	1.3	$24	25	0.2	$9	2	0.1	$30
2010	3,092	4.7	22	393	6.0	30	345	2.5	18	150	7.5	30
2011	4,586	7.0	26	132	2.0	36	669	4.9	35	454	22.8	43
2012	5,609	8.6	21	470	7.2	30	435	3.2	12	48	2.4	24
2013	11,358	17.4	29	740	11.3	34	4,769	34.8	35	32	1.6	28
2014	4,155	6.4	25	294	4.5	27	420	3.1	36	46	2.3	37
2015	7,161	11.0	22	360	5.5	29	2,170	15.8	20	3	0.2	45
2016 & beyond	24,691	37.8	30	3,424	52.6	51	4,633	33.7	34	1,002	50.4	31
Parking	9,467	—	—	36	—	—	281	—	—	276	—	—

	74,716	100.0		6,563	100.0		14,000	100.0		2,266	100.0

Average market net rent			$28			$50			$28			$28

Average market gross rent			$46			$75			$48			$48

(1)	Net rent at expiration of lease

Brookfield Properties Corporation	9

	Washington, D.C.			Houston			Los Angeles

			Net Rent			Net Rent			Net Rent
	000’s		Per	000’s		per	000’s		per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)

Currently available	467	8.3		508	6.1		1,430	16.4
Remainder 2009	147	2.6	$22	30	0.4	$15	78	0.9	$26
2010	254	4.5	22	263	3.2	12	730	8.4	22
2011	202	3.6	26	802	9.7	14	843	9.7	21
2012	625	11.1	23	1,105	13.3	13	1,456	16.7	24
2013	418	7.4	26	788	9.5	12	920	10.6	30
2014	1,338	23.8	25	387	4.7	12	852	9.8	26
2015	356	6.3	33	906	10.9	14	494	5.7	25
2016 & beyond	1,812	32.4	44	3,491	42.2	19	1,893	21.8	28
Parking	970	—	—	838	—	—	2,139	—	—

	6,589	100.0		9,118	100.0		10,835	100.0

Average market net rent			$32			$21			$23

Average market gross rent			$52			$33			$37

(1)	Net rent at expiration of lease

	Toronto			Calgary			Ottawa

			Net Rent			Net Rent			Net Rent
	000’s		per	000’s		per	000’s		per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)

Currently available	229	3.0		12	0.2		8	0.4
Remainder 2009	57	0.7	$35	14	0.2	$31	14	0.8	$13
2010	539	7.1	26	181	3.0	24	9	0.5	29
2011	517	6.8	26	680	11.4	27	9	0.5	15
2012	622	8.2	25	461	7.8	28	13	0.7	21
2013	1,610	21.1	27	502	8.4	31	1,135	65.0	19
2014	293	3.8	29	154	2.6	36	9	0.5	24
2015	746	9.8	28	1,183	19.9	29	543	31.0	14
2016 & beyond	3,005	39.5	22	2,756	46.5	30	7	0.6	28
Parking	1,519	—	—	969	—	—	1,030	—	—

	9,137	100.0		6,912	100.0		2,777	100.0

Average market net rent			$23			$33			$21

Average market gross rent			$48			$49			$36

(1)	Net rent at expiration of lease

	Denver			Minneapolis			Other

			Net Rent			Net Rent			Net Rent
	000’s		per	000’s		per	000’s		per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)

Currently available	61	4.6		197	7.8		46	3.7
Remainder 2009	9	0.7	$7	37	1.5	$9	6	0.5	$4
2010	91	6.9	21	68	2.7	10	69	5.5	16
2011	97	7.3	20	42	1.7	14	139	11.1	16
2012	88	6.6	19	196	7.7	17	90	7.2	16
2013	152	11.5	23	187	7.4	7	105	8.4	19
2014	137	10.3	17	180	7.1	15	45	3.6	13
2015	60	4.5	20	147	5.8	3	193	15.4	19
2016 & beyond	632	47.6	22	1,476	58.3	13	560	44.6	14
Parking	503	—	—	521	—	—	385	—	—

	1,830	100.0		3,051	100.0		1,638	100.0

Average market net rent			$20			$15			$22

Average market gross rent			$32			$27			$39

(1)	Net rent at expiration of lease

10	Q3/2009 Interim Report

COMMERCIAL DEVELOPMENT AND REDEVELOPMENT
We hold interests in 16 million square feet of high-quality, centrally-located development and redevelopment sites at various stages of planning and construction. We will seek to monetize these sites through development only when our risk-adjusted return hurdles are met and when preleasing targets with one or more lead tenants have been achieved. We currently have three projects under development and one project under redevelopment, as outlined on page 17 of this MD&A.
The following table summarizes our commercial development projects at September 30, 2009:

							Other
			Number	Owned			Share-	Net
			of	Interest		Owned	holder’s	Owned
(Square feet in 000’s)	Region	Description	Sites	%	Total	Interest(1)	Interest	Interest

Direct
Manhattan West	New York	Between 31st and 33rd Streets across from the Farley Post Office	1	100%	5,400	5,400	—	5,400
77 K Street	Washington	Adjacent to Union Station	1	50%	327	164	(4)	160
Bay Adelaide Centre	Toronto	Bay and Adelaide Streets	1	100%	2,600	2,600	(286)	2,314
Brookfield Place III	Toronto	Third phase of Brookfield Place project	1	54%	800	432	(48)	384
Bankers West Parkade	Calgary	West Parkade adjacent to Bankers Hall	1	50%	250	125	(15)	110
Herald Site	Calgary	One block from our existing Calgary assets	1	100%	1,200	1,200	(132)	1,068
1501 Tremont Place	Denver	One block from Republic Plaza	1	100%	733	733	—	733
Block 173	Denver	One block from Republic Plaza	1	100%	600	600	—	600

			8		11,910	11,254	(485)	10,769
U.S. Office Fund
Reston Crescent	Washington	36 acre landscaped campus in Reston, Virginia	1	100%	1,000	1,000	(535)	465
1500 Smith Street	Houston	Adjacent to 1400 Smith Street	1	100%	500	500	(267)	233
Allen Center Clay Street	Houston	Located in the heart of the Allen Center / Cullen Center complex	1	100%	600	600	(321)	279
Five Allen Center	Houston	Adjacent to the Allen Center	1	100%	1,100	1,100	(587)	513

			4		3,200	3,200	(1,710)	1,490
Canadian Office Fund
300 Queen Street	Ottawa	Third phase of Place de Ville project	1	25%	577	144	(16)	128

			1		577	144	(16)	128

			13		15,687	14,598	(2,211)	12,387
Redevelopment
1225 Connecticut	Washington	Downtown Washington, D.C.	1	100%	269	269	(143)	126

Total development and redevelopment			14		15,956	14,867	(2,354)	12,513

(1)	Represents the company’s consolidated interest before non-controlling interests
RESIDENTIAL DEVELOPMENT
Through our residential development business segment, we develop residential land and conduct homebuilding operations. Operations are currently focused in five markets: Alberta and Ontario in Canada, and Colorado, Texas and Missouri in the U.S. These business units primarily entitle and develop land in master-planned communities and then sell these lots to other homebuilders. However, in Alberta and Ontario we also build and sell homes.
We intend to continue to grow this business over time by selectively acquiring land that either enhances our existing inventory or provides the residential development groups with attractive projects that are consistent with our overall strategy and management expertise.
We classify our residential development business into three categories: land held for development; land under development; and housing inventory. Costs attributable to land held for development include costs of acquiring land as well as general infrastructure costs to service the land within a community. These costs are not directly related to saleable lots. Once development of a phase begins, the associated costs with that phase are transferred from land held for development to land under development, which includes all underlying costs that are attributable to the phase of saleable lots, including costs of the underlying land, roads, and parks. Included in housing inventory is associated land as well as construction costs.

Brookfield Properties Corporation	11

The following table summarizes our residential developments at September 30, 2009:

	Under Development		Housing Inventory		Held for Development

	Number of	Book	Number of	Book	Number of	Book
($ in Millions)	Lots/Acres	Value	Units	Value	Acres	Value

Single Family (Lots)
Alberta	2,364	$269	184	$21	6,073	$466
Ontario	—	—	397	51	1,892	64
Colorado	1,024	55	—	—	2,621	154
Texas	80	4	—	—	4,063	101
Missouri	94	4	—	—	205	11

Total Single Family (Lots)	3,562	$332	581	$72	14,854	$796
Total Single Family (Acre Equivalent)(1)	629

Multi-Family and Commercial (Acres)
Alberta	137	$56	264	$48	—	$—
Colorado	10	2	—	—	—	—
Texas	1	—	—	—	—	—

Total Multi-Family and Commercial (Acres)	148	$58	264	$48	—	$—

Total Book Value		$390		$120		$796

(1)	Represents lots converted to acres based on a conversion factor of four to seven lots per acre depending on region

12	Q3/2009 Interim Report

PERFORMANCE MEASUREMENT
The key indicators by which we measure our performance are:
•	Net income per share;

•	Net operating income;

•	Funds from operations per share;

•	Overall indebtedness level;

•	Weighted average cost of debt; and

•	Occupancy levels.
Although we monitor and analyze our financial performance using a number of indicators, our primary business objective of generating reliable and growing cashflow is monitored and analyzed using net income, net operating income and funds from operations. While net income is calculated in accordance with GAAP, net operating income and funds from operations are both non-GAAP financial measures that do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. We provide the components of net operating income and a full reconciliation from net income to funds from operations on page 31 of this MD&A.
Net Income
Net income is calculated in accordance with GAAP. Net income is used as a key indicator in assessing the profitability of the company.
Net Operating Income
Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administration, depreciation and amortization and income tax expenses. Net operating income is used as a key indicator of performance as it represents a measure over which management has control. We measure the performance of management by comparing the performance of the property portfolio adjusted for the effect of current and prior year dispositions and acquisitions.
Funds from Operations
Funds from operations is defined as net income prior to extraordinary items, one-time transaction costs, income taxes, depreciation and amortization, and certain other non-cash items. While we believe that funds from operations is the most relevant measure to analyze real estate, as commercial properties generally appreciate rather than depreciate, we believe that funds from operations, net operating income and net income are all relevant measures. Funds from operations does not represent or approximate cash generated from operating activities determined in accordance with GAAP and should not be considered an alternative to GAAP measures. Accordingly, we provide a reconciliation of funds from operations to net income, consistent with the definition provided as set out above. A reconciliation is not provided to cashflow from operating activities, as it is often subject to fluctuations based on the timing of working capital payments.
KEY PERFORMANCE DRIVERS
In addition to monitoring and analyzing performance in terms of net income, net operating income and funds from operations, we consider the following items to be important drivers of our current and anticipated financial performance:
•	Increases in occupancies by leasing vacant space;

•	Increases in rental rates as market conditions permit; and

•	Reduction in occupancy costs through achieving economies of scale and diligently managing contracts.
We also believe that the key external performance drivers are:
•	The availability of equity capital at a reasonable cost;

•	The availability of debt capital at a cost and on terms conducive to our goals; and

•	The availability of new property acquisitions that fit into our strategic plan.

Brookfield Properties Corporation	13

PART II — FINANCIAL STATEMENT ANALYSIS
ASSET PROFILE
Our total asset book value was $20.7 billion at September 30, 2009, up $1.3 billion as compared to December 31, 2008 largely as a result of a common and preferred share equity offering in the third quarter of 2009 as well as the strengthening of the Canadian dollar. The following is a summary of our assets:

	Proportional(1)	Consolidated	Consolidated
(Millions)	Sept. 30, 2009	Sept. 30, 2009	Dec. 31, 2008

Commercial properties	$10,967	$14,859	$14,901
Commercial developments	1,220	1,358	1,225
Residential developments	1,306	1,306	1,196
Receivables and other	1,545	1,595	918
Intangible assets	323	549	637
Restricted cash and deposits	67	86	116
Cash and cash equivalents	371	403	157
Assets related to discontinued operations(2)	536	536	290

Total	$16,335	$20,692	$19,440

(1)	Reflects Brookfield Properties’ effective 47% interest in the U.S. Office Fund

(2)	Includes $481 million of commercial properties and $55 million of other assets associated with discontinued operations at September 30, 2009 (December 31, 2008 — $271 million and $19 million, respectively)
COMMERCIAL PROPERTIES
The book value of our commercial properties was $14.9 billion as at September 30, 2009 consistent with the balance at December 31, 2008. During the third quarter of 2009, Bankers Court in Calgary was reclassified from commercial developments to commercial properties. Bankers Court is 100% leased. Offsetting this increase are two properties in Washington, D.C.: One Bethesda Center and 1625 Eye Street which were reclassified to assets related to discontinued operations. The consolidated carrying value of our North American commercial properties is approximately $262 per square foot, significantly less than the estimated replacement cost of these assets.
A breakdown of our commercial properties by region is as follows:

		Brookfield Properties’	Sept. 30, 2009		Dec. 31, 2008
	Total Area	Owned Interest	Book Value	Book Value	Book Value	Book Value
Region	(000’s Sq. Ft.)	(000’s Sq. Ft.)(1)	(Millions)	per Sq. Ft.	(Millions)	Per Sq. Ft.

Midtown, New York, New York	4,438	2,782	$1,509	$542	$1,523	$547
Downtown, New York, New York	14,000	13,044	4,166	319	4,206	322
Boston, Massachusetts	2,266	2,266	827	365	825	364
Washington, D.C.	5,839	5,660	1,584	280	1,801	281
Los Angeles, California	5,686	5,452	1,262	231	1,261	231
Houston, Texas	9,118	8,467	1,275	151	1,290	152
Toronto, Ontario	9,137	5,561	1,288	232	1,147	206
Calgary, Alberta	6,912	3,363	529	157	421	129
Ottawa, Ontario	2,777	694	92	133	81	117
Denver, Colorado	1,830	1,830	272	149	274	150
Other	1,638	1,105	127	115	114	103

Total Managed	63,641	50,224	12,931	257	12,943	254

Midtown, New York, New York	2,125	1,395	594	426	603	432
Los Angeles, California	5,149	5,149	1,334	259	1,355	267

Total Non-Managed	7,274	6,544	1,928	295	1,958	303

Continuing operations	70,915	56,768	14,859	262	14,901	260
Discontinued operations	3,801	3,801	481	127	271	89

Total	74,716	60,569	$15,340	$253	$15,172	$251

(1)	Represents the company’s consolidated interest before non-controlling interests
TENANT INSTALLATION COSTS AND CAPITAL EXPENDITURES
Upon the signing of the majority of our leases, we provide a capital allowance for tenant improvements for leased space in order to accommodate the specific space requirements of the tenant. In addition to this capital, leasing commissions are paid to third-party brokers representing tenants in lease negotiations. Tenant improvements and leasing commissions are capitalized in the year incurred, amortized over the term of the lease and recovered through rental payments. Expenditures for tenant installation costs for the three and nine months ended September 30, 2009 totaled $24 million and $92 million, respectively, compared with the $44 million and $79 million during the same periods in 2008, respectively.

14	Q3/2009 Interim Report

Tenant installation costs are summarized as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2009	2008	2009	2008

Leasing commissions	$6	$16	$23	$25
Tenant improvements	18	28	69	54

Total	$24	$44	$92	$79

We also invest in ongoing maintenance and capital improvement projects to sustain the high quality of the infrastructure and tenant service amenities in our properties. Capital expenditures for the three and nine months ended September 30, 2009 totaled $7 million and $32 million, respectively, compared with $15 million and $46 million during the same periods in 2008, respectively. These expenditures exclude repairs and maintenance costs, a portion of which are recovered through contractual tenant cost recovery payments. The decrease in capital expenditures is due primarily to a reduction in capital projects as compared to the prior year. Capital expenditures include revenue-enhancing capital expenditures, which represent improvements to an asset or reconfiguration of space to increase rentable area or increase current rental rates, and non-revenue-enhancing expenditures, which are those required to extend the service life of an asset. These expenditures are recoverable in some cases. For the three and nine months ended September 30, 2009, $5 million and $12 million of our total capital expenditures are recoverable, compared to $3 million and $12 million during the same periods in 2008, respectively.
ASSETS RELATED TO DISCONTINUED OPERATIONS
At September 30, 2009, six properties met the criteria for being classified as discontinued operations; the RBC Plaza buildings, including Gaviidae I and II, and 33 South Sixth Street in Minneapolis as well as 1625 Eye Street and One Bethesda Center in Washington, D.C. At September 30, 2009, we have reclassified $536 million of assets and $388 million of liabilities to assets and liabilities related to discontinued operations, respectively, in connection with these properties.
At December 31, 2008, four properties met the criteria for being classified as discontinued operations; the RBC Plaza buildings, including Gaviidae I and II, and 33 South Sixth Street in Minneapolis. At December 31, 2008, we reclassified $290 million of assets and $217 million of liabilities to assets and liabilities related to discontinued operations, respectively, in connection with these properties.

Brookfield Properties Corporation	15

COMMERCIAL DEVELOPMENTS
Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total book value of development land and infrastructure was $1,358 million at September 30, 2009, an increase of $133 million from $1,225 million at December 31, 2008. The increase is primarily attributable to active construction at a number of development sites as well as the impact of foreign exchange, offset by the reclassification of Bankers Court in Calgary to commercial properties as well as the reclassification of Waterview, which consists of residential condominiums and a hotel in Washington D.C., to other assets.
The details of the commercial property development portfolio and related book values are as follows:

		Sq. Ft. Currently
	Buildable	Under Construction	Book Value	Book Value
(Millions)	Sq. Ft. (000’s)	(000’s)	Sept. 30, 2009	Dec. 31, 2008

Active developments
Bay Adelaide Centre, Toronto	2,600	1,160	$671	$510
Reston Crescent, Washington, D.C.	1,000	185	75	70
77 K Street, Washington, D.C.	327	327	48	44

	3,927	1,672	794	624

Planning
Manhattan West, New York	5,400		280	269
Herald Site, Calgary	1,200		55	47
Others			70	75
1500 Smith Street, Houston	500
Five Allen Center, Houston	1,100
Allen Center Clay Street, Houston	600
1501 Tremont Place, Denver	733
Block 173, Denver	600
Bankers West Parkade, Calgary	250
Brookfield Place III, Toronto	800
300 Queen Street, Ottawa	577

Total developments	15,687	1,672	1,199	1,015
Redevelopment
1225 Connecticut Avenue, Washington, D.C.	269	269	159	151
Reclassified
Bankers Court, Calgary(1)				40
Waterview, Washington, D.C.(2)				19

Total developments and redevelopments	15,956	1,941	$1,358	$1,225

(1)	During the third quarter of 2009, this property was reclassified to commercial properties

(2)	During the first quarter of 2009, this property was reclassified to other assets

16	Q3/2009 Interim Report

Although we are generally not a speculative developer, we are a full-service real estate company with in-house development expertise. With 16 million square feet of high-quality, centrally-located development and redevelopment properties in New York, Washington, D.C., Houston, Toronto, Calgary, Ottawa and Denver, we will undertake developments when our risk-adjusted returns and preleasing targets have been achieved. The following is a summary of the development activity currently taking place:
•	Bay Adelaide Centre in Toronto represents one of our largest development projects. Ground-breaking on Phase I of this project took place in July of 2006 and the opening took place in September of 2009. Phase I represents 1.2 million square feet of a three-phase project expected to total 2.6 million square feet and is 73% leased. Due to the continuous construction on Phase I as well as the impact of foreign exchange, the book value of this site has increased by $161 million since December 31, 2008.

•	Reston Crescent, a development project acquired with the Trizec portfolio in the fourth quarter of 2006, is a 36 acre landscaped campus where construction is substantially complete on Two Reston Crescent, an 185,000 square foot building. As a result of construction progress to date, the book value of this project has increased by $5 million since December 31, 2008. The building is currently 66% leased and will be moved into operating in the fourth quarter of 2009.

•	Construction on 77 K Street in Washington, D.C., a development project we acquired in July 2006, commenced in the fourth quarter of 2006. As a result of capitalized costs and active construction, the book value of this site has increased by $4 million since December 31, 2008. Construction on this site is substantially complete, and the building will be classified as operating in the fourth quarter of 2009.

•	1225 Connecticut Avenue in Washington, D.C. is a property that was acquired as part of the Trizec portfolio. This site was reclassified to redevelopment in the third quarter of 2007. The book value increased by $8 million since December 31, 2008 as a result of capitalized costs. Construction on this site is substantially complete. The building is 100% leased and will be classified as operating in the first quarter of 2010.
Expenditures for development and redevelopment of commercial properties totaled $39 million and $122 million in the three and nine months ended September 30, 2009, respectively, compared with $118 million and $304 million during the same periods in 2008, respectively. The decrease is due to lower construction costs as a result of reaching substantial completion on all of our active projects as mentioned above as well as the reclassification of Bankers Court to operating during the third quarter of 2009.
The details of development and redevelopment expenditures are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2009	2008	2009	2008

Construction costs	$23	$98	$73	$252
Interest capitalized	12	20	37	51
Property taxes and other	2	—	2	1
Tenant improvements	2	—	10	—

Total	$39	$118	$122	$304

Further details on our active developments as at September 30, 2009 are as follows:

	Square Feet
	Currently		Owned Interest(1)
	Under	Expected			Estimated	Total		Estimated
	Construction	Date of	%	Investment	Total	Construction	Amount	NOI at
(Millions)	(000’s)	Completion	Pre-leased	to Date	Investment	Loan	Drawn	Stabilization

Active developments
Bay Adelaide Centre, Toronto	1,160	Complete(2)	73%	$495	$505	$393	$345	$36
Reston Crescent, Washington, D.C.	185	Complete(2)	66%	49	64	—	—	4
77 K Street, Washington, D.C.	327	Complete(2)	—	48	64	52	33	5

Total	1,672			$592	$633	$445	$378	$45

Redevelopments
1225 Connecticut, Washington, D.C.	269	Complete(2)	100%	159	175	—	—	12

Total	1,941			$751	$808	$445	$378	$57

(1)	Represents the company’s consolidated interest before non-controlling interests

(2)	Substantially complete as at September 30, 2009

Brookfield Properties Corporation	17

RESIDENTIAL DEVELOPMENTS
Our residential development operations are focused in five markets: Alberta, Ontario, Colorado, Texas and Missouri. The book value of these investments at September 30, 2009 was $1,306 million, compared with $1,196 million at the end of 2008. The increase was primarily attributable to foreign exchange fluctuations due to the strengthening of the Canadian dollar since December 31, 2008.
The details of our residential development property portfolio are as follows:

(Millions)	Sept. 30, 2009	Dec. 31, 2008

Under development	$390	$390
Housing inventory	120	88
Held for development	796	718

Total	$1,306	$1,196

The details of our land under development, housing inventory and land held for development are as follows:

	Number of Lots/Acres		Book Value (Millions)
Under development	Sept. 30, 2009	Dec. 31, 2008	Sept. 30, 2009	Dec. 31, 2008

Single Family (Lots)
Alberta	2,364	2,960	$269	$267
Ontario	—	180	—	7
Colorado	1,024	998	55	60
Texas	80	106	4	5
Missouri	94	94	4	5

Total Single Family (Lots)	3,562	4,338	$332	$344

Total Single Family (Acre Equivalent)(1)	629	744

Multi-Family and Commercial (Acres)
Alberta	137	141	$56	$44
Colorado	10	10	2	1
Texas	1	6	—	1

Total Multi-Family and Commercial (Acres)	148	157	$58	$46

Total Book Value			$390	$390

(1)	Represents lots converted to acres based on a conversion factor of four to seven lots per acre depending on region

	Number of Units		Book Value (Millions)
Housing Inventory	Sept. 30, 2009	Dec. 31, 2008	Sept. 30, 2009	Dec. 31, 2008

Single Family
Alberta	184	86	$21	$14
Ontario	397	388	51	40

	581	474	72	54
Multi-Family
Alberta	264	173	48	34

Total	845	647	$120	$88

	Number of Acres		Book Value (Millions)
Held for Development	Sept. 30, 2009	Dec. 31, 2008	Sept. 30, 2009	Dec. 31, 2008

Alberta	6,073	6,200	$466	$408
Ontario	1,892	1,854	64	46
Colorado	2,621	2,628	154	146
Texas	4,063	3,734	101	99
Missouri	205	221	11	19

Total	14,854	14,637	$796	$718

18	Q3/2009 Interim Report

RECEIVABLES AND OTHER ASSETS
Receivables and other assets increased to $1,595 million at September 30, 2009 from $918 million at December 31, 2008 largely due to a $625 million loan receivable from our parent company, Brookfield Asset Management Inc. (“BAM”). During the third quarter of 2009, we raised proceeds from a common share offering and a preferred share issuance, of which a portion was put on deposit with BAM. This loan receivable earns interest at a rate of LIBOR plus 42.5 basis points. Also contributing to the increase is the impact of foreign exchange, offset by the collection of a real estate mortgage receivable balance.
The components of receivables and other assets are as follows:

(Millions)	Sept. 30, 2009	Dec. 31, 2008

Accounts receivable	$144	$137
Straight-line rent and free rent receivables	420	409
Loan receivable from affiliate(1)	625	—
Real estate mortgages	—	21
Residential receivables and other assets	280	241
Prepaid expenses and other assets	126	110

Total	$1,595	$918

(1)	Refer to Note 27(a) for further details
INTANGIBLE ASSETS
We have $549 million of lease origination costs, tenant relationships, above-market leases and below-market ground leases, net of related accumulated amortization at September 30, 2009 (December 31, 2008 — $637 million), which resulted from acquisitions of individual commercial properties and portfolios in recent years.
The components of intangible assets are as follows:

(Millions)	Sept. 30, 2009	Dec. 31, 2008

Intangible assets
Lease origination costs	$357	$382
Tenant relationships	450	499
Above-market leases and below-market ground leases	61	66

	$868	$947

Less accumulated amortization
Lease originations costs	(184)	(151)
Tenant relationships	(115)	(138)
Above-market leases and below-market ground leases	(20)	(21)

Total net	$549	$637

RESTRICTED CASH AND DEPOSITS
Cash and deposits are considered restricted when there are limits imposed by third parties that prevent its use for current purposes. Restricted cash and deposits decreased to $86 million at September 30, 2009 from $116 million at December 31, 2008. The decrease is principally a result of the payment of property tax escrows related to certain of our properties during 2009.
CASH AND CASH EQUIVALENTS
We endeavor to maintain liquidity to ensure that we can react quickly to potential investment opportunities. This liquidity consists of cash, which contributes investment returns, as well as committed lines of credit. To ensure we maximize our returns, cash balances are generally carried at a modest level and excess cash is used to repay revolving credit lines.
As at September 30, 2009, cash balances increased to $403 million from $157 million at December 31, 2008 principally as a result of proceeds raised from a common share offering and preferred share issuance during the third quarter of 2009.

Brookfield Properties Corporation	19

LIABILITIES AND SHAREHOLDERS’ EQUITY
Our asset base of $20.7 billion is financed with a combination of debt, capital securities and preferred and common equity. The components of our liabilities and shareholders’ equity over the past two years are as follows:

	Proportional(1)	Consolidated	Consolidated
(Millions)	Sept. 30, 2009	Sept. 30, 2009	Dec. 31, 2008

Liabilities
Commercial property debt	$8,294	$11,303	$11,505
Accounts payable and other liabilities	940	1,122	1,241
Intangible liabilities	374	609	707
Future income tax liabilities	229	229	174
Liabilities related to discontinued operations(2)	388	388	217
Capital securities — corporate	994	994	882
Capital securities — fund subsidiaries	—	426	711
Non-controlling interests — fund subsidiaries	—	505	212
Non-controlling interests — other subsidiaries	63	63	68
Preferred equity — subsidiaries	357	357	313
Shareholders’ equity
Preferred equity — corporate	302	302	45
Common equity	4,394	4,394	3,365

Total	$16,335	$20,692	$19,440

(1)	Reflects Brookfield Properties’ effective 47% interest in the U.S. Office Fund

(2)	Includes $362 of commercial property debt and $26 million of other liabilities related to discontinued operations at September 30, 2009 (December 31, 2008 — $199 and $18 million, respectively)
COMMERCIAL PROPERTY DEBT
Commercial property debt totaled $11.3 billion at September 30, 2009, compared with $11.5 billion at December 31, 2008. The decrease is attributable to the paydown of our Corporate Revolver using proceeds received from common and preferred equity offerings in the third quarter as well as principal amortization payments, offset by various refinancings and the impact of foreign exchange. Commercial property debt at September 30, 2009 had a weighted average interest rate of 4.82% (December 31, 2008 — 5.07%). The decrease is largely attributable to the reduction in LIBOR during the first three quarters of 2009, as $2.7 billion of our floating rate debt within the U.S. Office Fund and more than $160 million of floating rate debt outside of the U.S. Office Fund is based on LIBOR. Almost all of our Direct commercial property debt is recourse only to specific properties, thereby reducing the overall financial risk to the company. Our U.S. Office Fund debt is recourse to the Fund.
We attempt to match the maturity of our commercial property debt portfolio with the average lease term of our properties. At September 30, 2009, the average term to maturity of our commercial property debt was six years, compared to our average lease term of seven years.

20	Q3/2009 Interim Report

The tightening of the credit markets has posed a significant challenge to property owners and managers. However, in spite of these conditions, we have had success in refinancing or extending $1 billion of commercial property debt during the first three quarters of 2009. We believe completing these financings in this tough credit environment is a validation of our strategy of owning high-quality assets in North America’s top markets. The details are as follows:

						Balance at
(Millions)		Interest Rate %	Maturity Date		Mortgage/Loan	Sept. 30, 2009(1)

First Quarter
Corporate Revolver	Refinanced	LIBOR + 375bps	June	2011	$388	$—
Bethesda Crescent	Extended	6.90%	April	2011	33	32
Two Ballston Plaza	Extended	6.90%	April	2011	25	24
Second Quarter
2000 L Street	Refinanced	LIBOR + 400bps	April	2014	56	55
RBC Plaza	Refinanced	LIBOR + 300bps(2)	April	2012	70	69
Suncor Energy Centre	Refinanced	6.38%	June	2014	204	204
Enbridge Tower	Refinanced	6.50%	July	2019	6	6
Third Quarter
Term Facility	Refinanced	LIBOR + 375bps(3)	September	2010	100	100
Silver Spring Metro Plaza / 2401 Pennsylvania Avenue / 1250 Connecticut Avenue	Extended	LIBOR + 400bps(3)	September	2011	160	156

Total					$1,042	$646

(1)	Net of transaction costs

(2)	LIBOR floor of 2.5%

(3)	LIBOR floor of 2%
We have $688 million of committed corporate credit facilities consisting of a $388 million revolving credit facility from a syndicate of banks and a $300 million line from BAM. At September 30, 2009, the balance drawn on these facilities was nil and nil, respectively (balances drawn at December 31, 2008 were $221 million and nil, respectively). Interest expense related to the line from BAM totaled nil and $1 million for the three and nine months ended September 30, 2009, respectively, compared to nil and nil for the same periods in 2008. Additionally, we have a term loan facility, which was refinanced during the third quarter of 2009 at a rate of LIBOR + 375 basis points (with a LIBOR floor of 2%). The outstanding balance at September 30, 2009 on this facility was $100 million (December 31, 2008 — $104 million) and matures on September 30, 2010.
As at September 30, 2009, we had $15 million (December 31, 2008 — $15 million) of indebtedness outstanding to BAM and its affiliates. Interest expense related to this indebtedness totaled nil and nil for the three and nine months ended September 30, 2009, respectively (2008 — nil and nil, respectively).

Brookfield Properties Corporation	21

The details of commercial property debt at September 30, 2009 are as follows:

					Sept. 30, 2009(1,2)
($ in millions)	Location	Rate %	Maturity Date		Proportional(3)	Consolidated	Mortgage Details

Direct
West 31st Street(4)	New York	1.80	October	2009	$105	$105	Partial-recourse, floating rate
RBC Plaza(5)	Minneapolis	6.00	December	2009	29	29	Non-recourse, fixed rate
77 K Street(4)	Washington, D.C.	4.43	April	2010	33	33	Non-recourse, fixed rate
Bay Adelaide Centre(4)(6)	Toronto	1.78	July	2010	345	345	Non-recourse, floating rate
Bankers Court	Calgary	1.90	October	2010	40	40	Non-recourse, floating rate
245 Park Avenue	New York	6.65	February	2011	223	223	Non-recourse, fixed rate
Queen’s Quay Terminal	Toronto	7.26	March	2011	31	31	Non-recourse, fixed rate
Fifth Avenue Place	Calgary	7.59	August	2011	64	64	Non-recourse, fixed rate
1201 Louisiana Street	Houston	6.73	September	2011	101	101	Non-recourse, fixed rate
Potomac Tower	Washington, D.C.	4.72	November	2011	75	75	Non-recourse, fixed rate
300 Madison Avenue	New York	1.35	April	2012	50	50	Non-recourse, floating rate
Exchange Tower	Toronto	6.83	April	2012	56	56	Non-recourse, fixed rate
RBC Plaza(5)	Minneapolis	5.50	April	2012	69	69	Non-recourse, floating rate
Royal Centre	Vancouver	4.96	May	2012	110	110	Non-recourse, fixed rate
HSBC Building	Toronto	8.19	October	2012	21	21	Non-recourse, fixed rate
105 Adelaide	Toronto	5.32	February	2013	21	21	Non-recourse, fixed rate
Bay Wellington Tower	Toronto	6.49	April	2013	311	311	Non-recourse, fixed rate
Hudson’s Bay Centre (7)	Toronto	5.20	May	2013	102	102	Non-recourse, fixed rate
75 State Street	Boston	5.50	June	2013	296	296	Partial-recourse, floating rate
Two World Financial Center	New York	6.91	September	2013	335	335	Non-recourse, fixed rate
Four World Financial Center	New York	6.95	September	2013	198	198	Non-recourse, fixed rate
601 South 12th Street	Washington, D.C.	5.42	October	2013	52	52	Non-recourse, fixed rate
701 South 12th Street	Washington, D.C.	5.42	October	2013	43	43	Non-recourse, fixed rate
Bankers Hall	Calgary	7.20	November	2013	157	157	Non-recourse, fixed rate
Republic Plaza	Denver	5.14	April	2014	160	160	Non-recourse, fixed rate
Suncor Energy Centre	Calgary	6.38	June	2014	204	204	Partial recourse, fixed rate
1625 Eye Street(5)	Washington, D.C.	6.00	September	2014	122	122	Non-recourse, fixed rate
Two World Financial Center	New York	10.80	September	2014	120	120	Non-recourse, floating rate
53 State Street	Boston	5.96	August	2016	280	280	Non-recourse, fixed rate
One Bethesda Center(5)	Washington, D.C.	5.66	October	2016	53	53	Non-recourse, fixed rate
One World Financial Center	New York	5.83	February	2017	309	309	Non-recourse, fixed rate
One Liberty Plaza	New York	6.14	September	2017	838	838	Non-recourse, fixed rate
West 33rd Street(4)	New York	5.90	April	2018	122	122	Non-recourse, fixed rate
22 Front Street	Toronto	6.24	October	2020	18	18	Non-recourse, fixed rate
33 South Sixth Street(5)	Minneapolis	8.72	May	2028	89	89	Non-recourse, fixed rate
701 9th Street	Washington, D.C.	6.73	December	2028	152	152	Non-recourse, fixed rate
300 Madison Avenue	New York	7.26	April	2032	400	400	Non-recourse, fixed rate

Total Direct		5.96			$5,734	$5,734

U.S. Office Fund
Waterview	Washington, D.C.	2.25	August	2010	$3	$5	Non-recourse, floating rate
Two Ballston Plaza	Washington, D.C.	6.90	April	2011	15	24	Non-recourse, fixed rate
Bethesda Crescent	Washington, D.C.	6.90	April	2011	20	32	Non-recourse, fixed rate
Silver Spring Metro Plaza(8)	Washington, D.C.	6.00	September	2011	59	95	Non-recourse, floating rate
2401 Pennsylvania Avenue(8)	Washington, D.C.	6.00	September	2011	10	17	Non-recourse, floating rate
1250 Connecticut(8)	Washington, D.C.	6.00	September	2011	27	44	Non-recourse, floating rate
1460 Broadway	New York	5.11	November	2012	—	12	Non-recourse, fixed rate
5670 Wilshire	Los Angeles	2.32	May	2013	—	57	Non-recourse, floating rate
1400 Smith Street	Houston	5.77	October	2013	149	240	Non-recourse, fixed rate
Ernst & Young Plaza	Los Angeles	5.07	February	2014	68	109	Non-recourse, fixed rate
2000 L Street	Washington, D.C.	4.27	April	2014	34	55	Non-recourse, floating rate
Grace Building	New York	5.54	July	2014	116	187	Non-recourse, fixed rate
1411 Broadway	New York	5.50	July	2014	—	108	Non-recourse, fixed rate
Bank of America Plaza	Los Angeles	5.31	September	2014	142	229	Non-recourse, fixed rate
2001 M Street	Washington, D.C.	5.25	December	2014	27	44	Non-recourse, fixed rate
Victor Building	Washington, D.C.	5.39	February	2016	30	49	Non-recourse, fixed rate
One New York Plaza	New York	5.50	March	2016	243	392	Non-recourse, fixed rate
Marina Towers	Los Angeles	5.84	April	2016	12	20	Non-recourse, fixed rate
U.S. Fund Pool debt	—	6.84	May	2011	143	304	Non-recourse, fixed rate
U.S. Fund corporate debt(9)	—	2.74	October	2011	1,292	3,062	Non-recourse, fixed/floating rate
U.S. Fund Pool debt	—	0.99	October	2011	279	593	Non-recourse, floating rate

Total U.S. Office Fund		3.78			$2,669	$5,678

(1)	Represents the company’s consolidated interest before non-controlling interests

(2)	Net of $53 million of transaction costs

(3)	Reflects Brookfield Properties’ effective 47% interest in the U.S. Office Fund

(4)	Development debt

(5)	Commercial property debt of $362 million relates to discontinued operations

(6)	Has two one-year extension options available at maturity. The criteria to extend the first option to 2011 has been met as of September 30, 2009

(7)	Has a two-year extension option to May 2015 which is available to the company provided certain debt service and loan-to-value thresholds are met

(8)	Property debt is cross-collateralized

(9)	As at September 30, 2009 $1 billion of this debt has been swapped to fixed rate at an average rate of 1.38%

22	Q3/2009 Interim Report

					Sept. 30, 2009(1,2)
($ in millions)	Location	Rate %	Maturity Date		Proportional(3)	Consolidated	Mortgage Details

Canadian Office Fund
Place de Ville I	Ottawa	7.81	November	2009	$5	$5	Non-recourse, fixed rate
First Canadian Place	Toronto	8.06	December	2009	55	55	Non-recourse, fixed rate
151 Yonge Street	Toronto	6.01	June	2012	10	10	Non-recourse, fixed rate
Jean Edmonds Tower	Ottawa	5.55	January	2014	1	1	Non-recourse, fixed rate
2 Queen Street East	Toronto	5.64	December	2017	27	27	Non-recourse, fixed rate
Altius Centre	Calgary	5.64	December	2017	19	19	Non-recourse, fixed rate
Canadian Western Bank	Edmonton	5.64	December	2017	14	14	Non-recourse, fixed rate
Enbridge Tower	Edmonton	6.50	July	2019	6	6	Non-recourse, fixed rate
Jean Edmonds Tower	Ottawa	6.79	January	2024	16	16	Non-recourse, fixed rate

Total Canadian Office Fund		6.76			$153	$153

Corporate
Term Facility	—	5.75	September	2010	$100	$100	Recourse, floating rate
Corporate Revolver(4)	—	4.15	December	2010	—	—	Recourse, floating rate
Corporate Revolver	—	4.00	June	2011	—	—	Recourse, floating rate

Total Corporate					$100	$100

Total Commercial Property Debt		4.82			$8,656	$11,665

(1)	Represents the company’s consolidated interest before non-controlling interests

(2)	Net of $53 million of transaction costs

(3)	Reflects Brookfield Properties’ effective 47% interest in the U.S. Office Fund

(4)	Represents corporate line from BAM
Commercial property debt maturities for the next five years and thereafter are as follows:

				Weighted-
				Average
	Scheduled			Interest Rate at
(Millions)	Amortization(1)	Maturities	Total(2)	Sept. 30, 2009

Remainder 2009	$48	$194	$242	5.40%
2010	179	524	703	3.66%
2011(3)	206	4,672	4,878	3.35%
2012	205	263	468	6.04%
2013	65	1,356	1,421	5.89%
2014 and thereafter	665	3,288	3,953	5.88%

Total commercial property debt	$1,368	$10,297	$11,665	4.82%

(1)	Paid through our annual cash flows

(2)	Includes $362 million of commercial property debt related to discontinued operations at September 30, 2009 (December 31, 2008 -$199 million)

(3)	Corporate mezzanine debt of $3,062 million within the U.S. Office Fund matures in 2011
CONTRACTUAL OBLIGATIONS
The following table presents our contractual obligations over the next five years and thereafter:

		Payments Due By Period
(Millions)	Total	Less than 1 year	2 - 3 Years	4 - 5 Years	After 5 Years

Commercial property debt(1)	$11,665	$242	$5,581	$1,889	$3,953
Residential development debt	369	52	314	3	—
Capital securities — corporate	994	—	187	187	620
Interest expense(2)
Commercial property debt	2,681	295	954	556	876
Capital securities — corporate	256	14	99	80	63
Minimum rental payments — ground leases(3)	1,468	7	54	55	1,352

(1)	Net of transaction costs and includes $362 million of debt associated with discontinued operations

(2)	Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based on current interest and foreign exchange rates

(3)	Represents payments on properties situated on land held under leases or other agreements

Brookfield Properties Corporation	23

Corporate Guarantees and Contingent Obligations
We conduct our operations through entities that are fully or proportionately consolidated in our financial statements except for our investment in Brookfield LePage Johnson Controls and a 23.75% investment in Oakridges, a residential development project in Toronto, which are both equity accounted.
We may be contingently liable with respect to litigation and claims that arise in the normal course of business as well as for certain obligations of our associates in joint ventures. In addition, we may execute agreements that provide for indemnifications and guarantees to third parties. Disclosure of guarantees, contingencies and commitments can be found in Note 24 to our consolidated financial statements.
ACCOUNTS PAYABLE AND OTHER LIABILITIES
Accounts payable and other liabilities totaled $1,122 million at September 30, 2009, compared with $1,241 million at December 31, 2008. Accounts payable and accrued liabilities decreased to $533 million from $598 million at December 31, 2008 primarily due to the settlement of accrued interest payable associated with debt securities within the U.S. Office Fund in conjunction with the reorganization of ownership interests in the Fund. Land development debt decreased to $369 million from $434 million at December 31, 2008 due to the paydown of a portion of the debt offset by the impact of foreign exchange. This financing is primarily recourse in nature to the underlying residential development properties and relates to construction and development loans, which are repaid from the sales proceeds of building lots and homes, and other short-term advances. As new homes are constructed, loans are funded on a rolling basis. This financing had a weighted average interest rate of 4.59% at September 30, 2009 (December 31, 2008 — 3.87%).
A summary of the components of accounts payable and other liabilities is as follows:

(Millions)	Sept. 30, 2009	Dec. 31, 2008

Accounts payable and accrued liabilities	$533	$598
Straight-line rent payable	79	70
Residential payables and accrued liabilities	141	139
Land development debt	369	434

Total	$1,122	$1,241

INTANGIBLE LIABILITIES
Intangible liabilities consist of below-market tenant leases and above-market ground lease obligations assumed on acquisitions, net of related accumulated amortization.
The components of intangible liabilities are as follows:

(Millions)	Sept. 30, 2009	Dec. 31, 2008

Intangible liabilities
Below-market leases	$952	$996
Above-market ground lease obligations	43	40

	995	1,036

Less accumulated depreciation
Below-market leases	(377)	(322)
Above-market ground lease obligations	(9)	(7)

Total net	$609	$707

FUTURE INCOME TAXES
At September 30, 2009, we had a future income tax liability of $229 million broken out as follows:

(Millions)	Sept. 30, 2009	Dec. 31, 2008

Future income tax assets related to non-capital losses and capital losses	$193	$170
Future income tax liabilities related to difference in tax and book basis, net	(422)	(344)

Total net	$(229)	$(174)

Together with our Canadian subsidiaries, we have future income tax assets of $32 million (December 31, 2008 — $45 million) that relate to non-capital losses which expire over the next 20 years and $95 million (December 31, 2008 — $73 million) that relate to capital losses which have no expiry. Our U.S. subsidiaries have future income tax assets of $66 million (December 31, 2008 — $52 million) that relate to net operating losses which expire over the next 20 years.
In December 2008, the company’s wholly-owned U.S. office properties subsidiary, Brookfield Properties, Inc. (“BPI”), determined that it would elect to be taxed as a real estate investment trust (“REIT”) pursuant to the Internal Revenue Code section 856. The REIT election was effective as of January 1, 2008. In general, a corporation that distributes at least 90% of its REIT taxable income to its shareholders in any taxable year,

24	Q3/2009 Interim Report

and complies with certain other requirements (relating primarily to its organization, the nature of its assets and the sources of its revenues) is not subject to United States federal income taxation to the extent of the income which it distributes. The company believes that BPI substantially met the qualifications for REIT status as of December 31, 2008 and intends for it to satisfy all such qualifications in the future.
The company believes that BPI will not be liable for income taxes at the federal level in the United States, or in most of the states in which it operates, in future years.
Income earned in our Canadian and U.S. operations conducted outside of the REIT structures, as well as distributions from the REIT structures, are subject to corporate tax. The company’s tax loss pools are available to reduce cash tax obligations.
CAPITAL SECURITIES — CORPORATE
Pursuant to CICA Handbook section 3862, “Financial Instruments — Disclosure and Presentation,” financial instruments that may be settled, at our option, in cash or the equivalent value of a variable number of the company’s equity instruments are required to be presented as a liability. Accordingly, certain of our Class AAA preferred shares are classified as liabilities under the caption “Capital securities.”
We have the following capital securities — corporate outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Sept. 30, 2009(1)	Dec. 31, 2008(1)

Class AAA Series E(2)	8,000,000	70% of bank prime	$—	$—
Class AAA Series F	8,000,000	6.00%	187	163
Class AAA Series G	4,400,000	5.25%	109	109
Class AAA Series H	8,000,000	5.75%	186	162
Class AAA Series I	8,000,000	5.20%	187	164
Class AAA Series J	8,000,000	5.00%	186	163
Class AAA Series K	6,000,000	5.20%	139	121

Total			$994	$882

(1)	Net of transaction costs of $4 million and $6 million at September 30, 2009 and December 31, 2008, respectively

(2)	Owned by BAM; balance has been offset with a promissory note receivable from BAM

For redemption dates, refer to Note 15 of our 2008 consolidated financial statements in our Annual Report
For details regarding the terms on our capital securities — corporate, refer to our Annual Information Form
CAPITAL SECURITIES — FUND SUBSIDIARIES
We consolidate our investment in the U.S. Office Fund. Capital securities within our U.S. Office Fund are as follows:

(Millions)	Sept. 30, 2009	Dec. 31, 2008

Debt securities	$—	$240
Redeemable equity interests	426	471

Total	$426	$711

During the second quarter of 2009, the company restructured its U.S. Office Fund. As a result of the restructure, the pre-existing debt securities on the company’s books have been converted to non-controlling interests — fund subsidiaries. Before the restructure, debt securities consisted of partner contributions to the U.S. Office Fund by way of an unsecured debenture.
Redeemable equity interests include $408 million representing the equity interest in the U.S. Office Fund held by our joint venture partner, The Blackstone Group (“Blackstone”). The balance of redeemable equity interests is comprised of $18 million of redeemable preferred securities bearing interest at 6%.
NON-CONTROLLING INTERESTS — FUND SUBSIDIARIES
At September 30, 2009, non-controlling interests — fund subsidiaries was $505 million (December 31, 2008 — $212 million) and represents equity contributions by other U.S. Office Fund investors in the Brookfield Properties-led consortium. The increase over December 31, 2008 represents the conversion of pre-existing debt securities as a result of the restructure of the U.S. Office Fund referred to above.

Brookfield Properties Corporation	25

NON-CONTROLLING INTERESTS — OTHER SUBSIDIARIES
In addition to our 100% owned subsidiaries and our U.S. Office Fund, we conduct our commercial property operations through BPO Properties Ltd. (“BPO Properties”) in Canada, which holds substantially all of our Canadian assets other than Brookfield Place in Toronto, and through Brookfield Financial Properties, L.P. (“Brookfield Financial Properties”) in the U.S., which holds substantially all of our Direct interests in our New York, Boston and some of our Washington, D.C. assets. Also, our residential subsidiary, Carma Inc., consolidates UCAR Development LLC, a joint venture in which it holds a 50% interest.
The following table details the components of non-controlling interests in these entities:

(Millions)	Others’ Equity Ownership	Sept. 30, 2009	Dec. 31, 2008

Common shares of BPO Properties(1)	10.3%	$40	$45
Limited partnership units of Brookfield Financial Properties	0.6%	14	13
UCAR joint venture	50.0%	9	10

Total		$63	$68

(1)	Canadian dollar denominated
Non-controlling interests in BPO Properties decreased to $40 million at September 30, 2009, from $45 million at December 31, 2008, primarily due to a special dividend paid during the second quarter of 2009 as well as the impact of foreign exchange.
PREFERRED EQUITY — SUBSIDIARIES
In addition to the preferred equity classified as capital securities, we had $357 million of preferred equity outstanding at September 30, 2009 issued by BPO Properties. These preferred shares represent low-cost capital to Brookfield Properties, without dilution to the common equity base. Dividends paid on these preferred shares are a component of non-controlling interest expense.
The following table details the preferred shares issued by BPO Properties:

	Shares	Preferred	Cumulative
(Millions, except share information)	Outstanding	Shares Series	Dividend Rate	Sept. 30, 2009	Dec. 31, 2008

	1,805,489	Series G	70% of bank prime	$42	$37
	3,816,527	Series J	70% of bank prime	89	78
	300	Series K	30-day BA + 0.4%	140	124
	2,847,711	Series M	70% of bank prime	67	58
	800,000	Series N	30-day BA + 0.4%	19	16

Total				$357	$313

During the three and nine months ended September 30, 2009, dividends of $1 million and $4 million, respectively, were paid on preferred shares issued by BPO Properties, compared with $3 million and $11 million during the same periods in 2008.
PREFERRED EQUITY — CORPORATE
At September 30, 2009 we had $302 million of preferred equity outstanding. Similar to the preferred shares issued by our subsidiaries, these preferred shares represent low-cost capital to us without dilution to our common equity base. Dividends paid on these preferred shares are accounted for as equity distributions.
We have the following preferred shares outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Sept. 30, 2009	Dec. 31, 2008

Class A redeemable voting	14,202,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34
Class AAA Series L	11,500,000	6.75%	257	—

Total			$302	$45

For details regarding the terms on our Class A and Class AA preferred shares, refer to our Annual Information Form

For details regarding the terms on our Class AAA preferred shares, refer to our Prospectus dated September 15, 2009
During the third quarter, we issued 11.5 million Class AAA Series L preferred shares at C$25 per share. The proceeds from the share issuance were approximately $257 million, net of share issuance costs of $7 million.
During the three and nine months ended September 30, 2009, we paid preferred dividends of $1 million and $2 million, respectively, consistent with the same periods in 2008.

26	Q3/2009 Interim Report

COMMON EQUITY
As at September 30, 2009, we had 500,808,894 issued and outstanding common shares. On a diluted basis, we had 516,564,491 common shares outstanding, calculated as follows:

	Sept. 30, 2009	Dec. 31, 2008

Common shares outstanding	500,808,894	391,118,440
Unexercised options	15,755,597	9,718,216

Common shares outstanding — diluted(1)	516,564,491	400,836,656

Common shares repurchased	—	2,268,600

(1)	Includes all potential common shares at September 30, 2009 and December 31, 2008
We did not purchase any shares during the first nine months of 2009. In September 2009, we renewed our normal course issuer bid. We may, during the twelve month period commencing September 22, 2009 and ending September 21, 2010 purchase on the Toronto and New York Stock Exchanges up to 25,032,918 common shares, representing approximately 5% of our issued and outstanding common shares. A copy of the Notice of Intention relating to our normal course issuer bid is available at www.sedar.com or may be requested from the company at no additional charge. Since the inception of our normal course issuer bid in 1999, we have repurchased approximately 38 million shares at an average price of $11.96 per share on a post-split adjusted basis.
At September 30, 2009, the book value of our common equity was $4.4 billion, compared with a market equity capitalization of approximately $5.6 billion, calculated as total common shares outstanding multiplied by $11.26, the closing price per common share on the New York Stock Exchange on September 30, 2009.
In August 2009, we entered into agreements for the issuance of 109.2 million of our common shares. Under the agreements, the underwriters purchased 54.6 million of our common shares at a price of $9.50 per share. Concurrently, BAM purchased, directly or indirectly, 54.6 million of our common shares at a price of $9.50 per share. The proceeds from the combined share issuances totaled approximately $1.02 billion, net of share issuance costs of $24 million.
Following the offering, BAM continues to own, directly and indirectly, approximately 51% of our voting shares.
The proceeds from this offering were used for general corporate purposes, which included the refinancing of indebtedness and investment purposes.
Our book value per share is calculated as follows:

(Millions, except per share information)	Sept. 30, 2009	Dec. 31, 2008

Shareholders’ equity	$4,696	$3,410
Less: preferred equity	(302)	(45)

	4,394	3,365
Add: option proceeds(1)	201	144

Fully diluted common shareholders’ equity	4,595	3,509
Fully diluted common shares outstanding	516.6	400.8

Book value per share	$8.89	$8.75

(1)	Calculated as options outstanding multiplied by the weighted average exercise price of options outstanding at period end
Like most commercial real estate companies within our peer group, our share price has traded down materially since the latter part of 2008. Compounding the decline in 2008 and the beginning of 2009 across most major indices, commercial real estate was hit particularly hard as a result of perceived pressures on balance sheet liquidity from financing risk. In addition, companies with tenant exposure concentrated in financial service focused markets, like New York, experienced additional share price pressure. We have also seen continued downward pressure on the market values of commercial real estate, however in the third quarter, we’ve seen a trend in a positive direction with market prices of shares in commercial real estate companies generally back on the rise. However, we continue to remain somewhat skeptical as a full recovery is likely a ways away. We continue to monitor our commercial properties and residential inventory for impairment. We are confident that the carrying values of our assets at September 30, 2009 are supported by the cashflows expected to be generated through their operations.

Brookfield Properties Corporation	27

CAPITAL RESOURCES AND LIQUIDITY
We employ a broad range of financing strategies to facilitate growth and manage financial risk, with particular emphasis on the overall reduction of the weighted average cost of capital, in order to enhance returns for common shareholders. Our principal liquidity needs for the next twelve months are to:
•	fund recurring expenses;

•	meet debt service requirements;

•	make dividend payments;

•	fund those capital expenditures deemed mandatory, including tenant improvements;

•	fund current development costs not covered under construction loans; and

•	fund investing activities which could include:
•	discretionary capital expenditures;

•	repurchase of our stock; and

•	property acquisitions.
We believe that our liquidity needs will be satisfied using cash on hand, cashflows generated from operating and financing activities, as well as proceeds from asset sales. Rental revenue, recoveries from tenants, interest and other income, available cash balances, draws on our corporate credit facilities and refinancing of maturing indebtedness are our principal sources of capital used to pay operating expenses, dividends, debt service and recurring capital and leasing costs in our commercial property portfolio. We seek to increase income from our existing properties by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover and related retenanting costs, and by controlling operating expenses. Another source of cashflow includes third-party fees generated by our asset management, leasing and development businesses. In addition, our tax status and tax loss pools allow us to retain and reinvest cash generated by our operations without incurring significant cash taxes. Consequently, we believe our revenue along with proceeds from financing activities will continue to provide the necessary funds to cover our short-term liquidity needs. However, material changes in the factors described above may adversely affect our net cashflows.
Our principal liquidity needs for periods beyond the next twelve months are for scheduled debt maturities, non-recurring capital expenditures, development costs and potential property acquisitions. We plan to meet these needs with one or more of the following:
•	cashflows from operations;

•	construction loans;

•	proceeds from asset sales; and

•	our credit facilities and refinancing opportunities.
Our commercial property debt is primarily fixed-rate and non-recourse to the company. These investment-grade financings are typically structured on a loan-to-appraised value basis of between 55% and 65% as market conditions permit. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces our equity requirements to finance commercial property, and enhances equity returns.
Most of our borrowings are in the form of long-term property-specific financings with recourse only to the specific assets. Limiting recourse to specific assets ensures that poor performance within one area does not compromise our ability to finance the balance of our operations. Our maturity schedule is fairly diversified so that financing requirements in any given year are manageable.
Our focus on structuring financings with investment grade characteristics ensures that debt levels on any particular asset can typically be maintained throughout a business cycle, and so enables us to limit covenants and other performance requirements, thereby reducing the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed.
The sustainability of our capital strategy has been demonstrated by the $1 billion in debt financings completed in the first three quarters of 2009, the proceeds from which were primarily used to refinance existing obligations.
We attempt to maintain a level of liquidity to ensure we are able to react to investment opportunities quickly and on a value basis. Our primary sources of liquidity consist of cash and undrawn committed credit facilities. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings, co-investor participations or refinancings.

28	Q3/2009 Interim Report

OPERATING RESULTS
NET INCOME
Our net income for the three and nine months ended September 30, 2009 was $38 million ($0.08 per diluted share) and $136 million ($0.33 per diluted share), respectively, compared with $174 million ($0.44 per diluted share) and $242 million ($0.61 per diluted share) during the same periods in 2008. The prior year included a net gain of $127 million ($0.32 per diluted share) on the sale of TD Canada Trust Tower in Toronto. Excluding this gain, the decrease in net income quarter over quarter is largely a result of:
•	a decrease in residential operations of $24 million ($0.06 per diluted share) mainly due to decreased land sales and home closings as a result of the slowing economy and an oversupply of homes as well as the impact of foreign exchange;

•	a decrease in interest and other income of $5 million ($0.01 per diluted share) due to lower interest rates; and

•	a $4 million ($0.01 per diluted share) foreign currency translation loss in the current quarter due to a reduction of the net investment in one of our self-sustaining Canadian subsidiaries as a result of an equity distribution; offset by:
•	a decrease in interest expense of $15 million ($0.04 per diluted share) as a result of reduced LIBOR rates on our floating rate debt;

•	an increase of $10 million ($0.03 per diluted share) in commercial property operating income, as the prior period incurred $13 million of operating expenses associated with damage from Hurricane Ike to our Houston properties;

•	a decrease of $4 million ($0.01 per diluted share) in depreciation and amortization expense;

•	a decrease in income tax expense of $5 million ($0.01 per diluted share); and

•	a reduction of $15 million ($0.04 per diluted share) in losses absorbed by co-investors in the U.S. Office Fund.

Brookfield Properties Corporation	29

Set out below is a summary of the various components of our net income and funds from operations. Discussion of each of these components is provided on the following pages.

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2009	2008	2009	2008

Total revenue	$657	$707	$1,860	$2,058

Net operating income
Commercial property operations	330	320	984	991
Residential development operations	21	45	40	98
Interest and other income	11	16	34	44

	362	381	1,058	1,133
Expenses
Interest
Commercial property debt	143	158	404	465
Capital securities — corporate	13	15	39	45
Capital securities — fund subsidiaries	(11)	(5)	(17)	(17)
General and administrative	27	27	79	88
Non-controlling interests
Fund subsidiaries	11	(10)	24	(15)
Other subsidiaries	3	4	9	16
Depreciation and amortization	123	127	369	393
Income taxes	15	20	72	50
Other	4	—	(45)	—

Net income from continuing operations	34	45	124	108
Discontinued operations(1)	4	129	12	134

Net income	$38	$174	$136	$242

Net income per share — diluted
Continuing operations	$0.07	$0.11	$0.30	$0.27
Discontinued operations	0.01	0.33	0.03	0.34

	$0.08	$0.44	$0.33	$0.61

Funds from operations per share — diluted
Continuing operations	$0.33	$0.37	$1.01	$1.05
Discontinued operations	0.01	0.01	0.03	0.05

	$0.34	$0.38	$1.04	$1.10

(1)	Refer to page 39 for further details on discontinued operations
Our net income per share and weighted average common shares outstanding are calculated as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions, except per share amounts)	2009	2008	2009	2008

Net income	$38	$174	$136	$242
Preferred share dividends	(1)	(1)	(2)	(2)

Net income available to common shareholders	$37	$173	$134	$240

Weighted average shares outstanding — basic	439.4	392.3	407.2	392.8
Net income per share — basic	$0.08	$0.44	$0.33	$0.61

Weighted average shares outstanding — diluted	441.3	393.9	408.0	394.4
Net income per share — diluted	$0.08	$0.44	$0.33	$0.61

Weighted average shares outstanding — basic	439.4	392.3	407.2	392.8
Unexercised options	1.9	1.6	0.8	1.6

Weighted average shares outstanding — diluted	441.3	393.9	408.0	394.4

30	Q3/2009 Interim Report

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2009	2008	2009	2008

Net income	$38	$174	$136	$242
Add (deduct) non-cash and extraordinary items:
Depreciation and amortization	123	127	369	393
Income taxes	15	20	72	50
Discontinued operations(1)	2	(124)	5	(115)
Non-controlling interests in above items(2)	(37)	(45)	(117)	(135)
Other(3)	4	—	(45)	—
Amortization of debt discount(4)	6	—	6	—

Funds from operations	$151	$152	$426	$435

(1)	Represents depreciation and amortization, income taxes and dispositions related to discontinued operations

(2)	Includes non-cash component of capital securities — fund subsidiaries of $17 million and $54 million for the three and nine months ended September 30, 2009 (2008 — $19 million and $64 million respectively)

(3)	Represents a foreign exchange gain in the second quarter of 2009 of $10 million as well as a net gain on the restructuring of the U.S. Office Fund of $39 million

(4)	Represents the amortization of debt discount which formed a component of the gain recognized in connection with the restructuring of the U.S. Office Fund in the second quarter of 2009.
After providing for preferred share dividends, our funds from operations per diluted share, excluding lease termination income and gains, is calculated as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions, except per share amounts)	2009	2008	2009	2008

Funds from operations	$151	$152	$426	$435
Preferred share dividends	(1)	(1)	(2)	(2)

	$150	$151	$424	$433

Funds from operations per share — diluted	$0.34	$0.38	$1.04	$1.10

REVENUE
The components of revenue are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2009	2008	2009	2008

Commercial property revenue
Revenue from continuing operations	$548	$545	$1,611	$1,633
Recurring fee income	11	10	28	33

Total commercial property revenue	559	555	1,639	1,666
Revenue from residential development operations	96	138	207	352

Revenue from commercial property and residential development operations	655	693	1,846	2,018
Interest and other(1)	2	14	14	40

Total	$657	$707	$1,860	$2,058

(1)	Represents revenue component only — excludes impact of foreign exchange gains and losses (non-revenue) associated with our net monetary asset position on our Canadian denominated assets

Brookfield Properties Corporation	31

COMMERCIAL PROPERTY OPERATIONS
Commercial property net operating income totaled $330 million and $984 million in the three and nine months ended September 30, 2009, respectively, compared with $320 million and $991 million during the same periods in 2008.
The components of commercial property net operating income from continuing operations are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2009	2008	2009	2008

Commercial Property Revenue
Revenue from current properties	$516	$505	$1,500	$1,502
Straight-line rental income	4	8	15	27
Intangible amortization	28	32	96	104

Revenue from continuing operations	548	545	1,611	1,633
Recurring fee income	11	10	28	33

Total commercial property revenue	559	555	1,639	1,666
Property operating costs	(229)	(235)	(655)	(675)

Commercial property net operating income	$330	$320	$984	$991

Our Direct net operating income as well as our net operating income from our funds for the three and nine month periods ended September 30, 2009 and 2008 is as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2009	2008	2009	2008

Direct
Same property	$174	$171	$504	$521
Properties reclassified from redevelopment	1	—	1	—
Recurring fee income	8	8	20	25

	183	179	525	546
U.S. Fund
Same property	137	129	427	407
Recurring fee income	1	—	2	2

	138	129	429	409
Canadian Fund
Same property	7	10	24	30
Recurring fee income	2	2	6	6

	9	12	30	36

Total commercial property net operating income	$330	$320	$984	$991

The components of commercial property net operating income from discontinued operations are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2009	2008	2009	2008

Discontinued operations
Revenue	$22	$24	$65	$86
Property operating expenses	(10)	(13)	(30)	(42)

Net operating income from discontinued operations	$12	$11	$35	$44

Owing to our strategy of owning, proactively managing and developing premier properties in high-growth, and in many instances supply-constrained, markets with high barriers to entry, along with our focus on executing long-term leases with strong credit rated tenants, we have been able to reduce the exposure of our commercial property revenues to the cyclical nature of the real estate business. However, considering the severity of the current global economic slowdown, we are at risk that companies succumbing to financial pressures may no longer have a need for all of their space leading to increased supply. To date, we have had a small number of tenants declare bankruptcy but our results have not been materially impacted by this or by the softening market conditions. In addition, we continue to reduce our lease expiry profile for the upcoming years and continue to have in-place net rents below market rents across most of our portfolio, which will continue to add stability to our results going forward.
Revenue from commercial properties includes rental revenues earned from tenant leases, straight-line rent, percentage rent and additional rent from the recovery of operating costs and property taxes as well as recurring fee income and lease termination and other income. Revenue from commercial properties totaled $559 million and $1,639 million during the three and nine months ended September 30, 2009, respectively, compared with $555 million and $1,666 million during the same periods in 2008.

32	Q3/2009 Interim Report

Our leases generally have clauses which provide for the collection of rental revenues in amounts that increase every five years, with these increases negotiated at the signing of the lease. The large number of high-credit quality tenants in our portfolio lowers the risk of not realizing these increases. GAAP requires that these increases be recorded on a straight-line basis over the life of the lease. For the three and nine months ended September 30, 2009, we recognized $4 million and $15 million of straight-line rental revenue, respectively, as compared to $8 million and $27 million during the same periods in 2008.
Commercial property operating costs, which include real estate taxes, utilities, insurance, repairs and maintenance, cleaning and other property-related expenses, were $229 million and $655 million during the three and nine months ended September 30, 2009, respectively, as compared to $235 million and $675 million during the same periods in 2008.
Substantially all of our leases are net leases in which the lessee is required to pay their proportionate share of property operating expenses such as utilities, repairs, insurance and taxes. Consequently, leasing activity, which affects both occupancy and in-place rental rates, is the principal contributor to the change in same property net operating income. During the third quarter of 2009, occupancy decreased in almost all of our regions due to lease expiries and lease terminations, however, we have managed to reduce our 5-year rollover exposure by 330 basis points within our managed portfolio since the beginning of the year. At September 30, 2009, average in-place net rent throughout the portfolio was $23.90 per square foot compared with $23.18 per square foot at September 30, 2008.
The following table shows the average in-place rents and estimated current market rents for similar space in each of our markets as at September 30, 2009:

		Avg.	Avg. In-Place	Avg. Market
	Leasable Area	Lease Term	Net Rent	Net Rent
	(000’s Sq. Ft.)	(Years)	($ per Sq. Ft.)	($ per Sq. Ft.)

New York, New York
Midtown	4,438	12.3	$42.96	$50
Downtown	13,719	7.2	27.28	28
Boston, Massachusetts	1,990	5.6	31.17	28
Washington, D.C.	5,619	6.3	25.17	32
Los Angeles, California	4,530	5.5	20.91	23
Houston, Texas	8,280	6.1	12.99	21
Toronto, Ontario	7,618	6.0	23.72	23
Calgary, Alberta	5,943	8.8	27.34	33
Ottawa, Ontario	1,747	4.4	17.07	21
Denver, Colorado	1,327	6.0	18.21	20
Minneapolis, Minnesota	2,530	8.6	9.02	15
Other	1,253	7.7	13.73	22

Total Managed	58,994	7.0	23.95	28

Midtown, New York	2,089	5.6	24.47	50
Los Angeles, California	4,166	4.6	22.85	23

Total Non-Managed	6,255	4.9	23.37	32

Total(1)	65,249	6.8	$23.90	$28

(1)	Excludes developments
Our total managed portfolio occupancy rate decreased by 100 basis points to 95.0% at September 30, 2009 compared with 96.0% at September 30, 2008 primarily due to lease expiries offset by lease renewals.

Brookfield Properties Corporation	33

A summary of our occupancy levels at September 30 for the past two years is as follows:

	Sept. 30, 2009		Sept. 30, 2008
	Leasable	%	Leasable	%
(Thousands of square feet)	Sq. Ft.	Leased	Sq. Ft.	Leased

New York, New York
Midtown	4,438	95.9	4,438	97.1
Downtown	13,719	98.2	13,719	99.1

Total New York, New York	18,157	97.6	18,157	98.6
Boston, Massachusetts	1,990	87.3	1,990	94.6
Washington, D.C.	5,619	91.7	5,619	91.9
Los Angeles, California	4,530	84.2	4,530	86.5
Houston, Texas	8,280	93.9	8,280	94.4
Toronto, Ontario	7,618	97.0	7,617	97.8
Calgary, Alberta	5,943	99.8	5,681	99.9
Ottawa, Ontario	1,747	99.6	1,750	98.7
Denver, Colorado	1,327	95.4	1,324	98.2
Minneapolis, Minnesota	2,530	92.2	2,530	92.6
Other	1,253	96.3	1,253	98.0

Total Managed	58,994	95.0	58,731	96.0

Midtown, New York	2,089	78.6	2,089	80.0
Los Angeles, California	4,166	82.9	4,094	84.7

Total Non-Managed	6,255	81.5	6,183	83.1

Total(1)	65,249	93.7	64,914	94.8

(1)	Excludes developments
During the nine months ended September 30, 2009, we leased 3.2 million square feet of our managed space at an average leasing net rent of $19.68 per square foot. This included 0.8 million square feet of new leases and 2.4 million square feet of renewals. The average leasing net rent for the first three quarters of the year was lower than in previous periods due to our largest lease (with Target Corp.) for nearly 900,000 square feet which was below the estimated market rent. Expiring net rent for our managed portfolio averaged $16.38 per square foot.
The details of our leasing activity for the nine months ended September 30, 2009 are as follows:

			Activities during the nine months ended September 30, 2009
				Average		Year One	Average
	Dec. 31, 2008			Expiring		Leasing	Leasing	Acq./	Sept. 30, 2009
	Leasable	Leased	Expiries	Net Rent	Leasing	Net Rent	Net Rent	(Disp.)	Leasable	Leased
(Square feet in 000’s)	Sq. Ft(1,2)	Sq. Ft. (1,2)	Sq. Ft. (1)	($ per sq. ft.)	Sq. Ft.(1)	($ per sq. ft.)	($ per sq. ft.)	Sq. Ft.(1,3)	Sq. Ft. (1)	Sq. Ft. (1)

New York, New York
Midtown	4,438	4,271	(106)	$32.56	92	$39.45	$41.75	—	4,438	4,257
Downtown	13,719	13,578	(368)	19.79	256	25.25	27.14	—	13,719	13,466
Boston, Massachusetts	1,990	1,877	(194)	23.62	54	34.86	35.10	—	1,990	1,737
Washington, D.C.	5,619	5,240	(410)	23.17	322	24.22	25.14	—	5,619	5,152
Los Angeles, California	4,530	3,972	(485)	13.91	326	20.40	23.38	—	4,530	3,813
Houston, Texas	8,280	7,855	(288)	14.50	205	18.27	18.60	—	8,280	7,772
Toronto, Ontario	7,618	7,454	(659)	18.16	594	18.69	19.19	—	7,618	7,389
Calgary, Alberta	5,681	5,674	(217)	24.13	212	32.72	32.79	262	5,943	5,931
Ottawa, Ontario	1,747	1,737	(22)	17.26	24	21.07	21.13	—	1,747	1,739
Denver, Colorado	1,327	1,299	(56)	22.97	23	22.19	23.30	—	1,327	1,266
Minneapolis, Minnesota	2,530	2,342	(953)	7.71	944	5.11	8.52	—	2,530	2,333
Other	1,253	1,232	(159)	14.26	134	23.12	23.30	—	1,253	1,207

Total Managed	58,732	56,531	(3,917)	16.38	3,186	17.72	19.68	262	58,994	56,062

Midtown, New York	2,089	1,629	(335)	26.18	349	26.26	27.15	—	2,089	1,643
Los Angeles, California	4,166	3,488	(426)	21.02	391	20.24	22.59	—	4,166	3,453

Total Non-Managed	6,255	5,117	(761)	23.31	740	23.09	24.75	—	6,255	5,096

Total(1)	64,987	61,648	(4,678)	$17.52	3,926	$18.90	$20.84	262	65,249	61,158

(1)	Excludes developments

(2)	Restated for remeasurements performed during the first quarter of 2009

(3)	Reclassified 262,000 square feet from development properties to commercial properties in connection with Bankers Court in Calgary

34	Q3/2009 Interim Report

Recurring fee income
Fee income includes property management fees, leasing fees and project management fees relating to certain co-owned properties. Fee income serves as a cashflow supplement to enhance returns from co-owned assets. We also earn fees through Brookfield Residential Services Ltd. and Brookfield LePage Johnson Controls. Brookfield Residential Services Ltd. has been managing condominiums in the Greater Metropolitan Toronto area for the past 29 years and manages in excess of 55,000 units in over 280 condominium corporations. Brookfield LePage Johnson Controls, one of the largest facilities management operations in Canada, is owned 40% by Brookfield Properties in partnership with Johnson Controls. This joint venture manages nearly 199 million square feet of premises for major corporations and government, comprised of 101 million square feet of facility management services, 67 million square feet of workplace technology services and 30 million square feet of energy and sustainability services, representing growth of 22 million square feet of facility management services and 30 million square feet of energy and sustainability services.
The details of our fee income are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2009	2008	2009	2008

Property management, leasing, project management and other fees	$4	$4	$12	$16
Brookfield Residential Services Ltd. fees	6	4	14	14
Brookfield LePage Johnson Controls	1	2	2	3

Total	$11	$10	$28	$33

The generation of fee income is not viewed as a separate business segment; however, with the establishment of our office funds, the associated fees represent an important area of growth for us and are expected to increase as we expand our assets under management. These fees typically include a stable base fee for providing regular ongoing services as well as performance fees that are earned when the performance of the fund exceeds certain predetermined benchmarks. We will also earn transaction fees for investment and leasing activities conducted on behalf of these funds.

Brookfield Properties Corporation	35

RESIDENTIAL DEVELOPMENT OPERATIONS
Our residential development operations are located in five markets: Alberta, Ontario, Colorado, Texas and Missouri. Most of our land holdings were purchased in the mid-1990s, and as a result have an embedded cost advantage over many companies which acquired land at much higher prices.
Our residential development operations contributed $21 million and $40 million of net operating income during the three and nine months ended September 30, 2009, respectively, as compared to $45 million and $98 million during the same periods in 2008. The decrease is due mainly to decreased land sales and home closings caused by a slowing economy and an oversupply of homes. Although there has been some impact to date on lot prices, housing sales prices have been more significantly affected by market conditions and have continued to decline in 2009 relative to 2008, bringing margins on home sales closer to historical levels.
The components of residential development net operating income are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2009	2008	2009	2008

Sales revenue	$96	$138	$207	$352
Operating costs	(75)	(93)	(167)	(254)

Total	$21	$45	$40	$98

Lot sales for the three and nine months ended September 30, 2009 over the past two years and the related revenue earned are as follows:

	Lot Sales		Lot Sales Revenue		Average Lot Sales Revenue
	(Units/Acres)		(Millions)		(Thousands)
Three months ended Sept. 30	2009	2008	2009	2008	2009	2008

Single Family (Lots)
Alberta	458	378	$65	$64	$147	$153
Ontario	—	124	—	15	—	118
Colorado	1	20	—	2	105	108
Texas	25	—	1	—	46	—
Missouri	—	2	—	—	—	69

Total Single Family (Lots)	484	524	66	81

Total Single Family (Acre Equivalent)(1)	72	80
Multi-Family and Commercial (Acres)
Alberta	—	2	—	2	—	1,212

Total Land Sales Revenue			$66	$83

(1)	Represents lots converted to acres based on a conversion factor of four to seven lots per acre depending on region

	Lot Sales		Lot Sales Revenue		Average Lot Sales Revenue
	(Units/Acres)		(Millions)		(Thousands)
Nine months ended Sept. 30	2009	2008	2009	2008	2009	2008

Single Family (Lots)
Alberta	939	934	$125	$160	$133	$163
Ontario	—	124	—	15	—	113
Colorado	2	46	—	5	108	96
Texas	26	—	1	—	46	—
Missouri	—	2	—	—	—	69

Total Single Family (Lots)	967	1,106	126	180

Total Single Family (Acre Equivalent)(1)	141	166
Multi-Family and Commercial (Acres)
Alberta	3	16	1	16	169	772
Texas	5	—	1	—	250	—

Total Land Sales Revenue			$128	$196

(1)	Represents lots converted to acres based on a conversion factor of four to seven lots per acre depending on region

36	Q3/2009 Interim Report

Home sales for the three and nine months ended September 30 over the past two years and the related revenue earned are as follows:

	Home Sales		Home Sales Revenue		Average Home Sales Revenue
	(Units/Acres)		(Millions)		(Thousands)
Three months ended Sept. 30	2009	2008	2009	2008	2009	2008

Single Family
Alberta	37	44	$10	$14	$274	$302
Ontario	30	84	9	25	288	316

	67	128	19	39
Multi-Family
Alberta	49	51	11	16	233	299

Total	116	179	$30	$55

	Home Sales		Home Sales Revenue		Average Home Sales Revenue
	(Units/Acres)		(Millions)		(Thousands)
Nine months ended Sept. 30	2009	2008	2009	2008	2009	2008

Single Family
Alberta	101	195	$26	$65	$257	$332
Ontario	70	143	18	45	250	325

	171	338	44	110

Multi-Family
Alberta	151	143	35	46	233	315

Total	322	481	$79	$156

Residential development operating costs, which include land costs, land servicing costs, housing development costs, property taxes and other related costs decreased to $75 million and $167 million during the three and nine months ended September 30, 2009, respectively, from $93 million and $254 million during the same periods in 2008. These costs decreased as a result of lower sales volume, declines in construction costs related to our home building operations as well as the impact of foreign exchange due to the decline in the Canadian dollar.
INTEREST AND OTHER INCOME
Interest and other income includes interest charged on real estate mortgages and residential receivables, interest received on cash balances, and transactional gains. Interest and other income was $11 million and $34 million during the three and nine months ended September 30, 2009, respectively, compared to $16 million and $44 million during the same periods in 2008. The decrease is attributable to a reduction in interest income as a result of a lower interest rate environment as well as the settlement of a loan receivable on which interest is no longer being earned. Included in interest and other income is a foreign exchange gain related to the monetary asset position we carry on our Canadian denominated assets. The gain for the three and nine months ended September 30, 2009 was $9 million and $20 million, respectively (2008 — gains of $2 million and $4 million, respectively).
INTEREST EXPENSE
Commercial property debt
Interest expense relating to commercial property debt decreased to $143 million and $404 million during the three and nine months ended September 30, 2009, respectively, from $158 million and $465 million during the same periods in 2008. This decrease is largely attributable to the benefit of lower LIBOR rates in 2009. Average LIBOR during the first three quarters of 2009 was approximately 1.0% as compared to approximately 4.0% during the same period in 2008.
Capital securities — corporate
Interest expense on capital securities — corporate relates to preferred share dividends recorded as interest expense under GAAP. This amount decreased to $13 million and $39 million during the three and nine months ended September 30, 2009, respectively, from $15 million and $45 million during the same periods in 2008 due to foreign exchange fluctuations.

Brookfield Properties Corporation	37

Capital securities — fund subsidiaries
Interest expense on capital securities — fund subsidiaries primarily represents net earnings attributable to redeemable equity interests in the U.S. Office Fund. Prior to the reorganization of the ownership interests in the U.S. Office Fund in the second quarter of 2009, interest expense on capital securities — fund subsidiaries also included interest expense related to certain debt securities issued to one of the company’s co-investors in the Fund.

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2009	2008	2009	2008

Interest expense — capital securities — fund subsidiaries	$6	$14	$37	$47
Non-cash component(1)	(17)	(19)	(54)	(64)

Total	$(11)	$(5)	$(17)	$(17)

(1)	Represents co-investors share of non-cash items, such as depreciation and amortization
GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative costs during the three and nine months ended September 30, 2009 were $27 million and $79 million, respectively, compared to $27 million and $88 million during the same periods in 2008. Included in general and administrative expenses is $5 million and $13 million of expenses related to the operations of our subsidiary, Brookfield Residential Services Ltd. for the three and nine months ended September 30, 2009, respectively (2008 — $4 million and $13 million, respectively).
NON-CONTROLLING INTERESTS
Fund subsidiaries
Non-controlling interests in our U.S. Office Fund are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2009	2008	2009	2008

Non-controlling interest	$31	$16	$87	$56
Non-cash component(1)	(20)	(26)	(63)	(71)

Total	$11	$(10)	$24	$(15)

(1)	Represents co-investors share of non-cash items, such as depreciation and amortization
Other subsidiaries
Non-controlling interests — other subsidiaries consists of earnings attributable to interests not owned by Brookfield Properties in BPO Properties and Brookfield Financial Properties, as well as dividends on shares issued by BPO Properties.
For the three and nine months ended September 30, 2009, dividends paid on shares issued by our subsidiaries decreased to $1 million and $4 million, respectively, from $2 million and $10 million during the same periods in 2008. Non-controlling interests in subsidiary earnings were $2 million and $5 million during the three and nine months ended September 30, 2009, respectively, compared with $2 million and $6 million during the same periods in 2008.
The following table outlines the dividends and earnings paid or attributable to other shareholders of subsidiaries of Brookfield Properties:

		Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	Type	2009	2008	2009	2008

BPO Properties	Redeemable preferred shares(1)	$1	$2	$4	$10
BPO Properties	Participating Interests	2	2	5	6
Brookfield Financial Properties	Participating Interests	—	—	—	—

Total		$3	$4	$9	$16

(1)	Non-participating
DEPRECIATION AND AMORTIZATION EXPENSE
Depreciation and amortization expense for the three and nine months ended September 30, 2009 decreased to $123 million and $369 million, respectively, from $127 million and $393 million during the same periods in 2008 largely due to the impact of foreign exchange.
INCOME TAXES
Income taxes for the three and nine months ended September 30, 2009 were $15 million and $72 million, respectively, as compared to $20 million and $50 million during the same periods in 2008. A change in tax jurisdiction resulted in an increased tax rate by 2.25% on the temporary differences that are within the U.S. Office Fund, which accounted for approximately $40 million of the tax expense year-to-date offset by a reduction attributed to the restructuring of the U.S. Office Fund.

38	Q3/2009 Interim Report

OTHER
In the third quarter, we realized a $4 million foreign exchange loss from a reduction of the net investment in one of our self-sustaining Canadian subsidiaries as a result of an equity distribution.
In the second quarter, we realized a $10 million foreign exchange gain resulting from a reduction of the net investment in one of our self-sustaining Canadian subsidiaries as a result of a special dividend paid during the quarter. Additionally, in the second quarter, we recognized a $39 million dilution gain, net of transaction costs of approximately $6 million, in connection with the reorganization of investors’ interests in the U.S. Office Fund, principally relating to the settlement of debt securities with consideration in the form of a non-controlling equity interest in the U.S. Office Fund. Refer to Note 16 of the consolidated financial statements for further details.
DISCONTINUED OPERATIONS
During the third quarter of 2009, the four properties that comprise our Minneapolis portfolio, RBC Plaza, 33 South Sixth Street, and Gaviidae I and II, were classified as discontinued operations as we intend to exit this market through sale of the properties. In addition, during the third quarter of 2009, we have classified 1625 Eye Street and One Bethesda Center as discontinued operations. As a result of this classification, these assets are measured at the lower of their carrying amount and their estimated fair value, based on a discounted cashflow valuation, less costs to sell.
During the third quarter of 2008, one property met the criteria to be classified as discontinued operations: one of the RBC Plaza buildings in Minneapolis which had been classified as a discontinued operation since the beginning of 2008. Additionally, TD Canada Trust Tower in Toronto was sold during the third quarter of 2008 for a gain of $164 million and Acres House in Niagara Falls was sold during the second quarter of 2008 for cash proceeds of $3 million and a net gain of nil. Excluding gains, non-controlling interests and future income taxes, income attributable to discontinued operations was $2 million and $7 million for the three and nine months ended September 30, 2008.
The following table summarizes income from discontinued operations:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2009	2008	2009	2008

Revenue	$22	$24	$65	$86
Operating expenses	(10)	(13)	(30)	(42)

	12	11	35	44
Interest expense	(6)	(6)	(18)	(25)

Funds from operations	6	5	17	19
Depreciation and amortization	(2)	(3)	(5)	(12)

Income from discontinued operations before gains, non-controlling interests and taxes	4	2	12	7
Gain on sale of commercial properties	—	164	—	164
Future income taxes	—	(37)	—	(37)

Income from discontinued operations	$4	$129	$12	$134

Brookfield Properties Corporation	39

SEGMENTED INFORMATION
The company and its subsidiaries operate in the U.S. and Canada within the commercial property and the residential development businesses. The commercial markets in which we operate are primarily New York, Boston, Washington, D.C., Houston, Los Angeles, Denver and Minneapolis in the U.S., and Toronto, Calgary and Ottawa in Canada. Approximately 82% of our commercial property net operating income is derived from the U.S. Our residential development operations are focused in five markets: Alberta and Ontario in Canada and Colorado, Texas and Missouri in the U.S. Details of segmented financial information for our principal areas of business are as follows:

	Commercial				Residential
	United States		Canada		Development		Total

	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,
(Millions)	2009	2008	2009	2008	2009	2008	2009	2008

Assets
Commercial properties	$12,833	$13,147	$2,026	$1,754	$—	$—	$14,859	$14,901
Development properties	627	624	731	601	1,306	1,196	2,664	2,421
Receivables and other	1,212	562	103	115	280	241	1,595	918
Intangible assets	525	612	24	25	—	—	549	637
Restricted cash and deposits	83	112	3	2	—	2	86	116
Cash and cash equivalents	108	97	291	59	4	1	403	157
Assets related to discontinued operations	536	290	—	—	—	—	536	290

Total	$15,924	$15,444	$3,178	$2,556	$1,590	$1,440	$20,692	$19,440

Details of segmented financial information for our principal areas of business for the three months ended September 30, 2009 are as follows:

	Commercial				Residential
	United States		Canada		Development		Total

(Millions)	2009	2008	2009	2008	2009	2008	2009	2008

Revenues	$453	$445	$106	$110	$96	$138	$655	$693
Expenses	187	195	42	40	75	93	304	328

	266	250	64	70	21	45	351	365
Interest and other income	9	1	1	7	1	8	11	16

Net operating income from continuing operations	275	251	65	77	22	53	362	381
Interest expense
Commercial property debt	129	145	14	13	—	—	143	158
Capital securities — corporate	2	3	11	12	—	—	13	15
Capital securities — fund subsidiaries	(11)	(5)	—	—	—	—	(11)	(5)
General and administrative expense	23	17	4	10	—	—	27	27
Non-controlling interests
Fund subsidiaries	11	(10)	—	—	—	—	11	(10)
Other subsidiaries	—	—	3	4	—	—	3	4
Depreciation and amortization	107	106	16	21	—	—	123	127

Income before unallocated costs	14	(5)	17	17	22	53	53	65
Income taxes							15	20
Other							4	—

Net income from continuing operations							$34	$45
Discontinued operations	4	4	—	125	—	—	4	129

Net income							$38	$174

40	Q3/2009 Interim Report

Details of the segmented financial information for our principal areas of business for the nine months ended September 30, 2009 are as follows:

	Commercial				Residential
	United States		Canada		Development		Total

(Millions)	2009	2008	2009	2008	2009	2008	2009	2008

Revenues	$1,340	$1,329	$299	$337	$207	$352	$1,846	$2,018
Expenses	535	540	120	135	167	254	822	929

	805	789	179	202	40	98	1,024	1,089
Interest and other income	25	17	5	13	4	14	34	44

Net operating income from continuing operations	830	806	184	215	44	112	1,058	1,133
Interest expense
Commercial property debt	371	430	33	35	—	—	404	465
Capital securities — corporate	6	7	33	38	—	—	39	45
Capital securities — fund subsidiaries	(17)	(17)	—	—	—	—	(17)	(17)
General and administrative expense	45	52	34	36	—	—	79	88
Non-controlling interests
Fund subsidiaries	24	(15)	—	—	—	—	24	(15)
Other subsidiaries	—	—	9	16	—	—	9	16
Depreciation and amortization	324	340	45	53	—	—	369	393

Income before unallocated costs	77	9	30	37	44	112	151	158
Income taxes							72	50
Other							(45)	—

Net income from continuing operations							$124	$108
Discontinued operations	12	5	—	129	—	—	12	134

Net income							$136	$242

Brookfield Properties Corporation	41

QUARTERLY RESULTS
The 2009, 2008 and 2007 results by quarter are as follows:

	2009			2008				2007
(Millions, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1(1)

Total Revenue	$657	$619	$584	$715	$707	$708	$643	$822	$679	$697	$612

Net operating income
Commercial property operations	330	332	322	317	320	336	335	313	316	312	299
Residential development operations	21	13	6	46	45	35	18	80	43	72	42
Interest and other	11	14	9	23	16	15	13	12	13	10	9

	362	359	337	386	381	386	366	405	372	394	350

Interest expense
Commercial property debt	143	132	129	160	158	148	159	165	168	164	164
Capital securities — corporate	13	14	12	12	15	15	15	15	15	16	15
Capital securities — fund subsidiaries	(11)	—	(6)	(53)	(5)	(4)	(8)	(5)	(8)	(5)	(9)
General and administrative expense	27	26	26	30	27	29	32	27	23	24	29
Non-controlling interests
Fund subsidiaries	11	6	7	(7)	(10)	(3)	(2)	(22)	(12)	(31)	(10)
Other subsidiaries	3	3	3	4	4	6	6	7	6	6	4
Depreciation and amortization	123	120	126	146	127	132	134	132	131	130	120
Income taxes	15	51	6	(479)	20	21	9	4	19	28	18
Other	4	(49)	—	(24)	—	—	—	2	35	3	4

Net income from continuing operations	$34	$56	$34	$597	$45	$42	$21	$80	$(5)	$59	$15
Discontinued operations(2)	4	4	4	(139)	129	3	2	25	8	20	38

Net income	$38	$60	$38	$458	$174	$45	$23	$105	$3	$79	$53

Net income per share — basic
Continuing operations	$0.07	$0.14	$0.09	$1.50	$0.11	$0.11	$0.05	$0.20	$(0.02)	$0.15	$0.04
Discontinued operations(2)	0.01	0.01	0.01	(0.34)	0.33	—	0.01	0.07	0.02	0.05	0.09

	$0.08	$0.15	$0.10	$1.16	$0.44	$0.11	$0.06	$0.27	$—	$0.20	$0.13

Net income per share — diluted
Continuing operations	$0.07	$0.14	$0.09	$1.50	$0.11	$0.11	$0.05	$0.20	$(0.02)	$0.15	$0.04
Discontinued operations(2)	0.01	0.01	0.01	(0.34)	0.33	—	0.01	0.07	0.02	0.04	0.09

	$0.08	$0.15	$0.10	$1.16	$0.44	$0.11	$0.06	$0.27	$—	$0.19	$0.13

Funds from operations per share — diluted
Continuing operations	$0.33	$0.37	$0.31	$0.48	$0.37	$0.38	$0.30	$0.44	$0.34	$0.41	$0.30
Discontinued operations(2)	0.01	0.01	0.01	0.01	0.01	0.02	0.02	0.03	0.02	0.01	0.02

	$0.34	$0.38	$0.32	$0.49	$0.38	$0.40	$0.32	$0.47	$0.36	$0.42	$0.32

(1)	Per share amounts restated to include the effect of the three-for-two common stock split effective May 4, 2007

(2)	All quarters presented are net of non-controlling interests

42	Q3/2009 Interim Report

PART III — U.S. OFFICE FUND SUPPLEMENTAL INFORMATION
During 2006, we established and fully invested in a U.S. Office Fund. This fund was created as a single purpose fund to acquire the Trizec portfolio. We successfully completed the acquisition of the Trizec portfolio, along with our joint venture partner, Blackstone, in the fourth quarter of 2006 for $7.6 billion.
The U.S. Office Fund now consists of 58 commercial properties totaling 31 million square feet and five development and redevelopment sites totaling three million square feet in New York, Washington, D.C., Houston and Los Angeles. The following represents our portfolio:

											Brookfield
									Brookfield	Other	Properties’
	Number							Owned	Properties’	Share-	Net
	of	Leased			Total		Total	Interest	Owned	holder’s	Owned
(Square feet in 000’s)	Properties	%	Office	Retail	Leasable	Parking	Area	%	Interest(1)	Interests	Interest

New York
The Grace Building	1	97.8	1,537	20	1,557	—	1,557	49.9	777	(416)	361
One New York Plaza	1	99.2	2,554	31	2,585	—	2,585	100	2,585	(1,383)	1,202
Newport Tower	1	90.9	1,059	41	1,100	—	1,100	100	1,100	(589)	511
1065 Avenue of the Americas	1	73.3	642	40	682	—	682	99	675	(361)	314
1411 Broadway	1	77.8	1,149	38	1,187	36	1,223	49.9	610	(326)	284
1460 Broadway	1	99.1	211	9	220	—	220	49.9	110	(59)	51

	6	91.8	7,152	179	7,331	36	7,367		5,857	(3,134)	2,723

Washington, DC
1200 K Street	1	97.8	366	24	390	44	434	100	434	(232)	202
1250 23rd Street	1	—	128	—	128	16	144	100	144	(77)	67
1250 Connecticut Avenue	1	79.2	163	21	184	26	210	100	210	(113)	97
1400 K Street	1	95.6	178	12	190	34	224	100	224	(120)	104
2000 L Street	1	85.7	308	75	383	—	383	100	383	(205)	178
2001 M Street	1	98.9	190	39	229	35	264	98	259	(139)	120
2401 Pennsylvania Avenue	1	86.9	58	19	77	16	93	100	93	(50)	43
Bethesda Crescent	3	88.9	241	27	268	68	336	100	336	(180)	156
One Reston Crescent	1	100.0	185	—	185	—	185	100	185	(99)	86
Silver Spring Metro Plaza	3	86.6	640	47	687	84	771	100	771	(413)	358
Sunrise Tech Park	4	95.8	315	1	316	—	316	100	316	(169)	147
Two Ballston Plaza	1	97.5	204	19	223	—	223	100	223	(119)	104
Victor Building	1	79.0	302	45	347	—	347	49.9	173	(92)	81
1550 & 1560 Wilson Blvd	2	99.6	248	35	283	76	359	100	359	(192)	167

	22	88.0	3,526	364	3,890	399	4,289		4,110	(2,200)	1,910

Houston
Allen Center
One Allen Center	1	98.3	914	79	993	—	993	100	993	(531)	462
Two Allen Center	1	99.0	987	9	996	—	996	100	996	(533)	463
Three Allen Center	1	93.6	1,173	22	1,195	—	1,195	100	1,195	(639)	556
1400 Smith Street	1	100.0	1,229	38	1,267	—	1,267	100	1,267	(678)	589
Cullen Center
Continental Center I	1	95.0	1,048	50	1,098	411	1,509	100	1,509	(807)	702
Continental Center II	1	84.0	428	21	449	81	530	100	530	(284)	246
KBR Tower	1	80.3	985	63	1,048	254	1,302	50	651	(348)	303
500 Jefferson Street	1	95.2	351	39	390	44	434	100	434	(232)	202

	8	93.9	7,115	321	7,436	790	8,226		7,575	(4,052)	3,523

Los Angeles
601 Figueroa	1	76.5	1,037	2	1,039	123	1,162	100	1,162	(622)	540
Bank of America Plaza	1	94.8	1,383	39	1,422	343	1,765	100	1,765	(944)	821
Ernst & Young Tower	1	73.1	910	335	1,245	391	1,636	100	1,636	(875)	761
Landmark Square	1	91.9	420	23	443	212	655	100	655	(350)	305
Marina Towers	2	92.3	356	25	381	87	468	50	234	(125)	109
5670 Wilshire Center	1	71.1	426	19	445	—	445	100	445	(238)	207
6060 Center Drive	1	89.2	253	15	268	113	381	100	381	(204)	177
6080 Center Drive	1	96.7	316	—	316	163	479	100	479	(256)	223
6100 Center Drive	1	84.8	294	—	294	168	462	100	462	(247)	215
701 B Street	1	83.9	523	37	560	—	560	100	560	(299)	261
707 Broadway	1	67.0	187	—	187	128	315	100	315	(168)	147
9665 Wilshire Blvd	1	89.4	171	—	171	64	235	100	235	(127)	108
Howard Hughes Spectrum	1	100.0	37	—	37	—	37	100	37	(20)	17
Howard Hughes Tower	1	66.8	334	2	336	141	477	100	477	(255)	222
Northpoint	1	75.9	105	—	105	45	150	100	150	(80)	70
Arden Towers at Sorrento	4	85.1	564	54	618	—	618	100	618	(330)	288
Westwood Center	1	91.0	304	25	329	—	329	100	329	(176)	153
Wachovia Center	1	85.6	486	14	500	161	661	100	661	(353)	308

	22	83.6	8,106	590	8,696	2,139	10,835		10,601	(5,669)	4,932

TOTAL COMMERCIAL	58	89.2	25,899	1,454	27,353	3,364	30,717		28,143	(15,055)	13,088

(1)	Represents the company’s consolidated interest before non-controlling interests
*Italics — Non-managed properties

Brookfield Properties Corporation	43

				Brookfield		Brookfield
	Number		Owned	Properties’	Other	Properties’
	of	Total	Interest	Owned	Shareholder’s	Net Owned
(Square feet in 000’s)	Sites	Area	%	Interest(1)	Interests	Interest

Washington, D.C.
Reston Crescent	1	1,000	100	1,000	(535)	465

	1	1,000		1,000	(535)	465

Houston
1500 Smith Street	1	500	100	500	(267)	233
Allen Center Clay Street	1	600	100	600	(321)	279
Five Allen Center	1	1,100	100	1,100	(587)	513

	3	2,200		2,200	(1,175)	1,025

TOTAL DEVELOPMENT	4	3,200		3,200	(1,710)	1,490
REDEVELOPMENT
1225 Connecticut Avenue, Washington, D.C.	1	269	100	269	(143)	126

TOTAL DEVELOPMENT AND REDEVELOPMENT	5	3,469		3,469	(1,853)	1,616

(1)	Represents the company’s consolidated interest before non-controlling interests
Our interest in the Trizec portfolio was initially purchased for $857 million, after the assumption of debt and acquisition financing totaling $3.7 billion in the fourth quarter of 2006. A reorganization of investors’ interests in the U.S. Office Fund was completed in the second quarter of 2009 which resulted in a small increase in our economic interest in the Fund from 45% to 47%. Refer to Note 16 of the consolidated financial statements for further details of the reorganization.
At September 30, 2009, the impact of our investment in the U.S. Office Fund on our consolidated financial position and results can be summarized as follows:

		Funds from Operations
	Three months ended Sept. 30			Nine months ended Sept. 30
(Millions)	Balance Sheet	2009	2008	2009	2008

Midtown New York, New York	$1,231	$18	$18	$56	$59
Downtown New York, New York	1,277	26	24	83	72
Washington, D.C.	1,118	22	23	67	68
Los Angeles, California	2,596	42	44	138	138
Houston, Texas	1,121	29	20	83	70

	7,343	137	129	427	407
Property management and leasing fee income	—	1	—	2	2
Development properties	261	—	—	—	—

Total book value / Net operating income	7,604	138	129	429	409
Property specific and subsidiary debt / Interest expense	(5,678)	(63)	(73)	(175)	(220)
Partner capital(1) / Interest expense and non-controlling interests	(931)	(37)	(30)	(124)	(103)

Total	995	38	26	130	86
Other assets (liabilities), net / Other income (expenses), net	(161)	1	2	3	7

Invested capital / Funds from operations(2)	$834	$39	$28	$133	$93

(1)	Includes both debt and equity capital invested

(2)	Fees paid by the Fund to Brookfield Properties are eliminated in consolidation. For the three and nine months ended September 30, 2009, a total of $8 million and $25 million of fees, respectively, were paid to Brookfield Properties (2008 — $7 million and $24 million) which resulted in a reduction of non-controlling interests expense of $6 million and $16 million, respectively (2008 — $5 million and $15 million), representing the net fees earned from partners
The U.S. Office Fund contributed $244 million and $707 million of commercial property revenue and $138 million and $429 million of net operating income from continuing operations during the three and nine months ended September 30, 2009, respectively (2008 — $231 million and $686 million, and $129 million and $409 million, respectively) as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2009	2008	2009	2008

Commercial property revenue
Revenue from current properties	$214	$196	$605	$574
Straight-line rental income	7	9	22	27
Intangible amortization	23	26	80	85

Total commercial property revenue	244	231	707	686
Property operating costs	(106)	(102)	(278)	(277)

Commercial property net operating income	$138	$129	$429	$409

44	Q3/2009 Interim Report

SUMMARY OF INVESTMENT
The following summarizes our investment in the U.S. Office Fund as at September 30, 2009:

			Brookfield Properties’			Net Book
	Number of	Total Area	Owned Interest	Book Value	Debt	Equity
Region	Properties	(000’s Sq. Ft.)	(000’s Sq. Ft.)(1)	(Millions)	(Millions)	(Millions)

Commercial Properties
Midtown New York, New York	4	3,682	2,172	$1,231	$307	$924
Downtown New York, New York	2	3,685	3,685	1,277	392	885
Washington, D.C.	22	4,289	4,110	1,118	365	753
Los Angeles, California	22	10,835	10,601	2,596	415	2,181
Houston, Texas	8	8,226	7,575	1,121	240	881
Corporate U.S. Fund debt	—	—	—	—	3,959	(3,959)

	58	30,717	28,143	$7,343	$5,678	$1,665
Office development sites	4	3,200	3,200	103	—	103
Redevelopment sites	1	269	269	159	—	159

Total	63	34,186	31,612	$7,605	$5,678	$1,927

(1)	Represents consolidated interest before non-controlling interests
Commercial property debt relating to the U.S. Office Fund totaled $5.7 billion at September 30, 2009. The details are as follows:

				Brookfield Properties’
				Share (Millions)
Property	Location	Rate %	Maturity Date	Proportional(1)	Consolidated	Mortgage Details

Waterview	Washington, D.C.	2.25	August 2010	$3	$5	Non-recourse, floating rate
Two Ballston Plaza	Washington, D.C.	6.90	April 2011	15	24	Non-recourse, fixed rate
Bethesda Crescent	Washington, D.C.	6.90	April 2011	20	32	Non-recourse, fixed rate
Silver Spring Metro Plaza(2)	Washington, D.C.	6.00	September 2011	59	95	Non-recourse, floating rate
2401 Pennsylvania Avenue(2)	Washington, D.C.	6.00	September 2011	10	17	Non-recourse, floating rate
1250 Connecticut(2)	Washington, D.C.	6.00	September 2011	27	44	Non-recourse, floating rate
1460 Broadway	New York	5.11	November 2012	—	12	Non-recourse, fixed rate
5670 Wilshire	Los Angeles	2.32	May 2013	—	57	Non-recourse, floating rate
1400 Smith Street	Houston	5.77	October 2013	149	240	Non-recourse, fixed rate
Ernst & Young Plaza	Los Angeles	5.07	February 2014	68	109	Non-recourse, fixed rate
2000 L Street	Washington, D.C.	4.27	April 2014	34	55	Non-recourse, floating rate
Grace Building	New York	5.54	July 2014	116	187	Non-recourse, fixed rate
1411 Broadway	New York	5.50	July 2014	—	108	Non-recourse, fixed rate
Bank of America Plaza	Los Angeles	5.31	September 2014	142	229	Non-recourse, fixed rate
2001 M Street	Washington, D.C.	5.25	December 2014	27	44	Non-recourse, fixed rate
Victor Building	Washington, D.C.	5.39	February 2016	30	49	Non-recourse, fixed rate
One New York Plaza	New York	5.50	March 2016	243	392	Non-recourse, fixed rate
Marina Towers	Los Angeles	5.84	April 2016	12	20	Non-recourse, fixed rate
U.S. Fund Pool debt	—	6.84	May 2011	143	304	Non-recourse, fixed rate
U.S. Fund corporate debt(3)	—	2.74	October 2011	1,292	3,062	Non-recourse, fixed/floating rate
U.S. Fund Pool debt	—	0.99	October 2011	279	593	Non-recourse, floating rate

Total U.S. Office Fund		3.78		$2,669	$5,678

(1)	Reflects Brookfield Properties’ effective 47% interest

(2)	Property debt is cross-collateralized

(3)	As at September 30, 2009 $1 billion of this debt has been swapped to fixed rate at an average rate of 1.38%

Brookfield Properties Corporation	45

PART IV — CANADIAN OFFICE FUND SUPPLEMENTAL INFORMATION
During 2005, we established and fully invested in a Canadian Office Fund. This fund was created as a single purpose fund to acquire the O&Y portfolio. We successfully completed the acquisition of the O&Y portfolio in the fourth quarter of 2005 for $1.8 billion.
The Canadian Office Fund, at the time of acquisition, consisted of 27 commercial properties totaling 11 million square feet in Toronto, Calgary, Ottawa, Edmonton and Winnipeg. However, certain of these properties were disposed of over the past few years and the Canadian Office Fund now consists of 12 commercial properties totaling eight million square feet primarily in Toronto, Calgary, Ottawa and Edmonton.
The following represents our Canadian Office Fund portfolio as of September 30, 2009:

											Brookfield
									Brookfield	Other	Properties’
	Number							Owned	Properties’	Share-	Net
	of	Leased			Total		Total	Interest	Owned	holder’s	Owned
(Square feet in 000’s)	Properties	%	Office	Retail	Leasable	Parking	Area	%	Interest(1)	Interests	Interest

Toronto
First Canadian Place	1	95.2	2,379	232	2,611	170	2,781	25	695	(76)	619
2 Queen Street East	1	93.2	448	16	464	81	545	25	136	(15)	121
151 Yonge Street	1	97.8	289	10	299	72	371	25	93	(10)	83

	3	95.2	3,116	258	3,374	323	3,697		924	(101)	823

Calgary
Altius Centre	1	99.4	303	3	306	72	378	25	95	(11)	84

	1	99.4	303	3	306	72	378		95	(11)	84

Ottawa
Place de Ville I	2	98.7	569	14	583	502	1,085	25	271	(30)	241
Place de Ville II	2	100.0	598	12	610	433	1,043	25	261	(29)	232
Jean Edmonds Towers	2	100.0	541	13	554	95	649	25	162	(18)	144

	6	99.6	1,708	39	1,747	1,030	2,777		694	(77)	617

Other Commercial
Canadian Western Bank, Edmonton	1	98.4	371	36	407	91	498	25	125	(14)	111
Enbridge Tower, Edmonton	1	100.0	184	—	184	30	214	25	54	(7)	47
	2	98.9	555	36	591	121	712		179	(21)	158

TOTAL COMMERCIAL	12	97.0	5,682	336	6,018	1,546	7,564		1,892	(210)	1,682

(1)	Represents the company’s consolidated interest before non-controlling interests

				Brookfield		Brookfield
	Number		Owned	Properties’	Other	Properties’
	of	Total	Interest	Owned	Shareholder’s	Net Owned
(Square feet in 000’s)	Sites	Area	%	Interest(1)	Interests	Brookfield

Ottawa
300 Queen Street	1	577	25	144	(16)	128

TOTAL DEVELOPMENT	1	577		144	(16)	128

(1)	Represents the company’s consolidated interest before non-controlling interests

46	Q3/2009 Interim Report

At September 30, 2009, the impact of our investment in the Canadian Office Fund on our consolidated financial position and results from continuing operations is summarized as follows:

		Funds from Operations
		Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	Balance Sheet	2009	2008	2009	2008

Toronto, Ontario	$247	$4	$6	$15	$18
Calgary, Alberta	18	1	1	2	3
Ottawa, Ontario	92	1	2	5	6
Edmonton, Alberta and other	17	1	1	2	3

	374	7	10	24	30
Development properties	3	—	—	—	—

Total book value / Net operating income	377	7	10	24	30
Property specific and subsidiary debt / Interest expense	(153)	(2)	(2)	(5)	(6)

	224	5	8	19	24
Other assets (liabilities), net / Other income (expenses), net	(51)	—	—	—	—

Net investment / Funds from operations prior to fee income	173	5	8	19	24
Fee income	—	2	2	6	6

Invested capital / Funds from operations	$173	$7	$10	$25	$30

The Canadian Office Fund contributed $19 million and $55 million of commercial property revenue and $9 million and $30 million of net operating income from continuing operations during the three and nine months ended September 30, 2009, respectively (2008 — $22 million and $64 million, and $12 million and $36 million, respectively) as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2009	2008	2009	2008

Commercial property revenue
Revenue from current properties	$16	$18	$46	$53
Straight-line rental income	—	—	—	—
Intangible amortization	1	2	3	5

	17	20	49	58
Recurring fee income	2	2	6	6

Total commercial property revenue	19	22	55	64
Property operating costs	(10)	(10)	(25)	(28)

Commercial property net operating income	$9	$12	$30	$36

SUMMARY OF INVESTMENT
The following summarizes our investment in the Canadian Office Fund as at September 30, 2009:

			Brookfield Properties’			Net Book
	Number of	Total Area	Owned Interest	Book Value	Debt	Equity
Region	Properties	(000’s Sq. Ft.)	(000’s Sq. Ft.)(1)	(Millions)	(Millions)	(Millions)

Commercial Properties
Toronto, Ontario	3	3,697	924	$247	$92	$155
Calgary, Alberta	1	378	95	18	19	(1)
Ottawa, Ontario	6	2,777	694	92	22	70
Other	2	712	179	17	20	(3)

Continuing Operations	12	7,564	1,892	$374	$153	$221

Development sites
Ottawa, Ontario	1	577	144	3	—	3

Total	13	8,141	2,036	$377	$153	$224

(1)	Represents consolidated interest before non-controlling interests

Brookfield Properties Corporation	47

Commercial property debt relating to the Canadian Office Fund totaled $153 million at September 30, 2009. The details are as follows:

					Brookfield
					Properties’
					Consolidated
Property	Location	Interest Rate %	Maturity Date		Share (Millions)	Mortgage Details

Place de Ville I	Ottawa	7.81	November	2009	$5	Non-recourse, fixed rate
First Canadian Place	Toronto	8.06	December	2009	55	Non-recourse, fixed rate
151 Yonge Street	Toronto	6.01	June	2012	10	Non-recourse, fixed rate
Jean Edmonds Tower	Ottawa	5.55	January	2014	1	Non-recourse, fixed rate
2 Queen Street East	Toronto	5.64	December	2017	27	Non-recourse, fixed rate
Altius Centre	Calgary	5.64	December	2017	19	Non-recourse, fixed rate
Canadian Western Bank	Edmonton	5.64	December	2017	14	Non-recourse, fixed rate
Enbridge Tower	Edmonton	6.50	July	2019	6	Non-recourse, fixed rate
Jean Edmonds Tower	Ottawa	6.79	January	2024	16	Non-recourse, fixed rate

Total Canadian Office Fund		6.76			$153

48	Q3/2009 Interim Report

PART V — RISKS AND UNCERTAINTIES
Brookfield Properties’ financial results are impacted by the performance of our operations and various external factors influencing the specific sectors and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.
Our strategy is to invest in premier assets which generate sustainable streams of cashflow. While high-quality assets may initially generate lower returns on capital, we believe that the sustainability and future growth of their cashflows is more assured over the long term, and as a result, warrant higher valuation levels. We also believe that the high quality of our asset base protects the company against future uncertainty and enables us to invest with confidence when opportunities arise.
The following is a review of the material factors and the potential impact these factors may have on the company’s business operations. A more detailed description of the business environment and risks is contained in our Annual Information Form which is posted on our website at www.brookfieldproperties.com, or on www.sedar.com or www.sec.gov.
PROPERTY RELATED RISKS
Commercial properties
Our strategy is to invest in high-quality core office properties as defined by the physical characteristic of the asset and, more importantly, the certainty of receiving rental payments from large corporate tenants (with investment grade credit ratings — see “Credit Risk” below) which these properties attract. Nonetheless, we remain exposed to certain risks inherent in the core office property business.
Commercial property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and costs of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space and our ability to provide adequate maintenance at an economical cost.
Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether or not a property is producing sufficient income to service these expenses. Our core office properties are subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.
As owners and managers of premier office properties, lease roll-overs also present a risk factor, as continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Refer below to “Lease Roll-Over Risk” for further details.
Residential developments
The markets within our residential development and home building operations have been favorable over the past five years with generally strong demand for well located building lots, particularly in Alberta. Our operations are concentrated in high growth areas which we believe have positive demographic and economic conditions. Nonetheless, the residential home building and development industry is cyclical and may be affected by changes in general and local economic conditions such as consumer confidence, job stability, availability of financing for home buyers and interest rates due to their impact on home buyers’ decisions. These conditions can affect the outlook of consumers and, in particular, the price and volume of home purchases. Furthermore, we are subject to risks related to the availability and cost of materials and labor, supply and cost of building lots, and adverse weather conditions that can cause delays in construction schedules and cost overruns.
INTEREST RATE AND FINANCING RISK
We attempt to stagger the maturities of our mortgage portfolio evenly over a 10-year time horizon. We believe that this strategy will allow us to most effectively manage interest rate risk.
As outlined under “Capital Resources and Liquidity,” beginning on page 28 of this MD&A, we have an on-going obligation to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us or on any terms at all. Our strategy to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year.
At September 30, 2009, we had a floating rate bank credit facility of $388 million which matures in June 2011. Additionally, we have a floating rate term facility with BAM of $300 million, the terms of which extend to 2010. At September 30, 2009, the balances drawn on these facilities were nil and nil, respectively. We also have a floating rate term loan facility established at the time of the Trizec acquisition, the terms of which extend to September 2010. The balance drawn on this facility as at September 30, 2009 was $100 million. There is a risk that bank lenders will not refinance these facilities on terms and conditions acceptable to us or on any terms at all. As a mitigating factor, we have been successful in negotiating extension options. Approximately 29% of the company’s outstanding commercial property debt at September 30,

Brookfield Properties Corporation	49

2009 is floating rate debt (December 31, 2008 — 45%) and subject to fluctuations in interest rates. The effect of a 100 basis point increase in interest rates on interest expense relating to our corporate and commercial floating rate debt, up to 5% LIBOR, is an increase in interest expense of $39 million; $19 million net of non-controlling interests or $0.05 per share on an annualized basis. Taking into account our floating rate residential development debt and preferred shares issued by BPO Properties, a 100 basis point increase in rates would increase interest expense by an additional $8 million on an annualized basis. As discussed in the Derivative Financial Instruments section beginning on page 52, we have mitigated to some extent the exposure to interest rate fluctuations through interest rate derivative contracts.
We currently have a level of indebtedness for the company of 61% of gross book value. It is our view that such level of indebtedness is conservative given the lending parameters currently existing in the real estate marketplace and the fair value of our assets, and based on this, we believe that all debts will be financed or refinanced as they come due in the foreseeable future.
CREDIT RISK
Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Currently, no one tenant represents more than 7.6% of total leasable area.
We attempt to mitigate our credit risk by signing long-term leases with tenants who have investment grade credit ratings. Additional discussion of this strategy is included on page 9 of this MD&A.
The following list shows the largest tenants by leasable area in our portfolio and their respective lease commitments:

			Year of	000’s	% of	Credit
	Tenant	Location	Expiry(1)	Sq. Ft.(2)	Sq. Ft.(2)	Rating(3)

1	Bank of America/Merrill Lynch (4)	New York/Toronto/Denver/Los Angeles	2013	4,923	7.6%	A
2	Government and Government Agencies(5)	All Markets	Various	3,198	5.0%	AAA
3	Chevron	Houston	2017	1,742	2.7%	AA
4	Wells Fargo/Wachovia	New York	2015	1,439	2.2%	AA
5	CIBC	New York/Toronto/Calgary	2032	1,437	2.2%	A+
6	RBC Financial Group	Five Markets	2020	1,206	1.8%	AA-
7	Bank of Montreal	Toronto/Calgary	2018	1,131	1.7%	A+
8	Suncor Energy	Calgary	2028	1,015	1.6%	BBB+
9	Kellogg, Brown & Root	Houston	2017	994	1.5%	Not Rated
10	JP Morgan Chase	New York/Denver/Houston/Los Angeles	2021	993	1.5%	A+
11	Goldman Sachs	New York	2012	896	1.4%	A
12	Target Corporation	Minneapolis	2023	886	1.4%	A+
13	Devon Energy	Houston	2020	862	1.3%	BBB+
14	Imperial Oil	Calgary	2016	717	1.1%	AAA
15	EnCana Corporation	Calgary/Denver	2018	707	1.1%	A-
16	Continental Airlines	Houston	2015	678	1.0%	B
17	Cadwalader, Wickersham & Taft	New York	2024	549	0.8%	Not Rated
18	Talisman Energy	Calgary	2015	539	0.8%	BBB
19	Amerada Hess Corporation	Houston	2011	478	0.7%	BBB-
20	Cleary, Gottlieb, Steen & Hamilton	New York	2031	470	0.7%	Not Rated

	Total			24,860	38.1%

(1)	Weighted average based on square feet

(2)	Prior to considering partnership interests in partially-owned properties

(3)	From S&P, Moody’s Investor Service or DBRS

(4)	Bank of America/Merrill Lynch leases 4.6 million square feet in the World Financial Center (“WFC”), of which they occupy 2.8 million square feet with the balance being leased to various subtenants ranging in size up to 500,000 square feet. Of this 2.8 million square feet, 1.9 million is in 4 WFC, in which Bank of America/Merrill Lynch has a 49% interest, and 0.9 million square feet is in 2 WFC, in which Bank of America/Merrill Lynch has an effective 25% interest through zero-coupon notes.

(5)	Represents various U.S. and Canadian federal governments and agencies
Because we invest in mortgages from time to time, further credit risks arise in the event that borrowers default on the repayment of their mortgages to us. We endeavor to ensure that adequate security has been provided in support of such mortgages.
Credit risk related to residential receivables is mitigated by the fact that, for the majority of sales, we retain title to the lots that are sold until the receivable balance is collected. Additionally, we maintain security over the lots that are sold, which can ultimately be taken back if receivables are not paid.

50	Q3/2009 Interim Report

LEASE ROLL-OVER RISK
Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in releasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year; approximately 8% of our leases mature annually over the next five years. Excluding Bank of America/Merrill Lynch, our largest tenant, approximately 6% of our leases mature annually over the next five years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by proactively leasing space in advance of its contractual expiry. Additional discussion of our strategy to manage lease roll-over risk can be found on page 9 of this MD&A.
The following table sets out lease expiries, by square footage, for our portfolio at September 30, 2009:

	Currently	Remainder							2016
(000’s Sq. Ft.)	Available	2009	2010	2011	2012	2013	2014	2015	& Beyond	Subtotal	Parking	Total

Midtown, New York	181	62	203	66	17	611	172	103	3,023	4,438	—	4,438
Downtown, New York	253	25	345	669	435	4,769	420	2,170	4,633	13,719	281	14,000
Boston	253	2	150	454	48	32	46	3	1,002	1,990	276	2,266
Washington, D.C.	467	147	254	202	625	418	1,338	356	1,812	5,619	970	6,589
Los Angeles	717	19	186	321	986	187	420	253	1,441	4,530	1,156	5,686
Houston	508	30	263	802	1,105	788	387	906	3,491	8,280	838	9,118
Toronto	229	57	539	517	622	1,610	293	746	3,005	7,618	1,519	9,137
Calgary	12	14	181	680	461	502	154	1,183	2,756	5,943	969	6,912
Ottawa	8	14	9	9	13	1,135	9	543	7	1,747	1,030	2,777
Denver	61	9	91	97	88	152	137	60	632	1,327	503	1,830
Minneapolis	197	37	68	42	196	187	180	147	1,476	2,530	521	3,051
Other	46	6	69	139	90	105	45	193	560	1,253	385	1,638

Total Managed	2,932	422	2,358	3,998	4,686	10,496	3,601	6,663	23,838	58,994	8,448	67,442

Midtown, New York	446	25	190	66	453	129	122	257	401	2,089	36	2,125
Los Angeles	713	59	544	522	470	733	432	241	452	4,166	983	5,149

Total Non-Managed	1,159	84	734	588	923	862	554	498	853	6,255	1,019	7,274

Total	4,091	506	3,092	4,586	5,609	11,358	4,155	7,161	24,691	65,249	9,467	74,716
	6.3%	0.8%	4.7%	7.0%	8.6%	17.4%	6.4%	11.0%	37.8%	100.0%

ENVIRONMENTAL RISKS
As an owner of real property, we are subject to various federal, provincial, state and municipal laws relating to environmental matters. Such laws provide that we could be liable for the costs of removing certain hazardous substances and remediating certain hazardous locations. The failure to remove or remediate such substances or locations, if any, could adversely affect our ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material non-compliance with environmental laws at any of our properties nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.
We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a materially adverse effect on our business, financial condition or results of operations. However, environmental laws and regulations can change and we may become subject to more stringent environmental laws and regulations in the future, which could have an adverse effect on our business, financial condition or results of operations.
OTHER RISKS AND UNCERTAINTIES
Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.
Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.
Taking into account the current state of the economy, 2009 likely will not provide the same level of increases in rental rates on renewal as compared to previous years. We are, however, substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of seven years. As we continue to face the possibility of a prolonged recession, it is possible we will see downward pressure on overall occupancy levels and net effective rents.
Brookfield maintains insurance on its properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm). Our all risk policy limit is $1.5 billion per occurrence. Our earthquake limit is $300 million per occurrence and in the annual aggregate for our California properties and a separate $300 million per occurrence and annual aggregate limit for all other properties. This

Brookfield Properties Corporation	51

coverage is subject to a deductible of 5% of the value of the affected property for California locations and $100,000 for all other locations. The named windstorm limit is $300 million per occurrence and in the annual aggregate subject to a deductible of 5% of the value of the affected property. The flood limit is $300 million per occurrence and in the annual aggregate subject to a deductible of $50,000 per occurrence.
The Terrorism Risk Insurance Act (“TRIA”) was enacted in November 2002 in response to the uncertainty surrounding the insurance market in the aftermath of the terrorist attacks of September 11, 2001 and provides protection for “certified acts” as defined by the statute. TRIA mandates that insurance carriers offer insurance covering physical damage from terrorist incidents as certified by the U.S. Secretary of the Treasury. On December 22, 2005, the Terrorism Risk Insurance Extension Act of 2005 (the “Extension Act”) was enacted, which extended the duration of the Terrorism Risk Insurance Program until December 31, 2007. The Terrorism Risk Insurance Program Reauthorization Act of 2007 (“TRIPRA”) was signed into law on December 26, 2007. It extends the TRIA program through December 2014. TRIPRA effectively continues the Extension Act while removing the distinction between foreign and domestic acts of terrorism, among other provisions.
With respect to our U.S. properties (including our U.S. Office Fund), in October 2008, we formed a segregated cell captive facility, Liberty IC Casualty, LLC (“Liberty”). Liberty now provides $2.5 billion of TRIA coverage for all U.S. properties and replaces what was provided by Realrisk Insurance Corporation, a wholly-owned captive insurance company. In 2009 we formed a second segregated cell captive facility, Liberty IC Casualty II, LLC (“Liberty II). Liberty II provides protection against losses due solely to biological, chemical or radioactive contamination arising out of a certified terrorist act. In the event of a covered loss in 2009, we expect Liberty IC Casualty II LLC to recover 85% of its losses, less certain deductibles, from the United States government with the remaining 15% to be funded by us.
Our Canadian properties are protected by a stand alone policy that covers all acts of terrorism for limits up to C$1 billion.
FOREIGN EXCHANGE FLUCTUATIONS
Approximately 21% of our assets and 27% of our revenues originate in Canada and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between the Canadian dollar and the U.S. dollar. To mitigate this risk, we attempt to maintain a natural hedged position with respect to the carrying value of assets denominated in Canadian dollars through debt agreements denominated in Canadian dollars and from time to time, supplemented through the use of financial contracts as discussed below. However, even if we do so, the carrying value may not equal the economic value, and any differences therein may not be hedged. In addition, we attempt to mitigate the currency risk of revenues denominated in Canadian dollars through similar means. At September 30, 2009, based on our net Canadian dollar funds from operations, a $0.01 appreciation in the Canadian dollar relative to the U.S. dollar would result in an increase in our funds from operations of approximately $2 million on an annual basis.
DERIVATIVE FINANCIAL INSTRUMENTS
We use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. In 2009 and/or 2008, we used the following derivative instruments to manage these risks:
•	Foreign currency forward contracts to hedge exposures to Canadian dollar denominated net investments in self-sustaining subsidiaries and foreign currency denominated financial assets;

•	Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;

•	Interest rate caps to hedge interest rate risk on a portion of our variable rate debt; and

•	Total return swap on the company’s shares to economically hedge exposure to variability in share price under the company’s Deferred Share Unit plan.
We also designate certain of our financial liabilities as hedges of our Canadian dollar net investments in self-sustaining subsidiaries.
Foreign currency hedging
The following table provides details on foreign currency hedging relationships as at September 30, 2009 and December 31, 2008:

	Derivatives					Non-Derivatives
	Hedging Item	Notional	Rate	Maturity	Fair Value	Hedging Item	Notional

September 30, 2009	—	—	—	—	—	Capital securities — corporate	C$600M
December 31, 2008	—	—	—	—	—	Capital securities — corporate	C$750M

52	Q3/2009 Interim Report

Interest rate hedging
The following table provides details on derivatives in interest rate hedging relationships outstanding as at September 30, 2009:

(Millions)	Hedging Item	Notional	Rate	Maturity	Fair Value	Hedged Item

September 30, 2009
	Interest rate cap	$300	5%	2011	nil	Interest payments on LIBOR debt
	Interest rate cap	56	5%	2012	nil	Interest payments on LIBOR debt
	Interest rate swap(1)	55	Pay 2.68%	2010	(1)	Interest payments on LIBOR debt
	Interest rate swap(1)	1,000	Pay 1.38%	2011	(7)	Interest payments on LIBOR debt
	Interest rate cap	160	2%	2010	nil	Interest payments on LIBOR debt
December 31, 2008
	Interest rate cap	$3,100	6%	2009	nil	Interest payments on LIBOR debt
	Interest rate cap	600	7%	2009	nil	Interest payments on LIBOR debt
	Interest rate cap	300	5%	2011	nil	Interest payments on LIBOR debt
	Interest rate swap(1)	55	Pay 2.68%	2010	(1)	Interest payments on LIBOR debt

(1)	For interest rate swaps, receive LIBOR
The maximum term over which interest rate hedging gains and losses reflected in other comprehensive income will be recognized in income is nine years (2008 — nine years) as the hedged interest payments occur.
At September 30, 2009 and December 31, 2008, the amount of hedge ineffectiveness recorded in interest expense in connection with our interest rate hedging activities was not significant.
The fair value of interest rate caps is determined based on generally accepted pricing models using quoted market interest rates for the appropriate term. Interest rate swaps are valued at the present value of estimated future cashflows and discounted based on applicable yield curves derived from market interest rates.
Other derivatives
At September 30, 2009, the company had interest rate caps on a notional $3,100 million and $600 million at rates of 6% and 7%, respectively, that were not designated in a hedge relationship. The aggregate fair value of these contracts at September 30, 2009 was nil.
At September 30, 2009, we had a total return swap under which we receive the returns on a notional 1,001,665 Brookfield Properties’ common shares. The fair value of the total return swap was a loss of $11 million at September 30, 2009 (December 31, 2008 — $9 million loss) based on the market price of the underlying shares at that date. For the nine months ended September 30, 2009, gains of $3 million in connection with the swap have been recorded in general and administrative expense (nine months ended September 30, 2008 — losses of $2 million).
The primary risks associated with our use of derivatives are credit risk and price risk. Credit risk is the risk that losses will be incurred from the default of the counterparty on its contractual obligations. The use of derivative contracts is governed by documented risk management policies and approved limits, which includes an evaluation of the creditworthiness of counterparties, as well as managing the size, diversification and maturity of the portfolio. Price risk is the risk that we will incur losses from derivatives from adverse changes in foreign exchange rates, interest rates or share prices. We mitigate price risk by entering only into derivative transactions where we have determined a significant offset exists between changes in the fair value of, or the cashflows attributable to, the hedged item and the hedging item.

Brookfield Properties Corporation	53

PART VI — INTERNATIONAL FINANCIAL REPORTING STANDARDS
The company has been granted exemptive relief from the Canadian securities regulatory authorities to prepare its financial statements in accordance with International Financial Reporting Standards (“IFRS”) for financial periods beginning on or after January 1, 2010, one year ahead of the mandatory conversion date for Canadian public companies. In light of the relief granted, the company intends to adopt IFRS commencing with its interim financial statements for the three months ending March 31, 2010. These financial statements will also include comparative results for the three months ended March 31, 2009.
IFRS Conversion Plan
The company has prepared a comprehensive IFRS conversion plan which addresses changes in accounting policies, the restatement of comparative periods, various education and training sessions on the adoption of IFRS, as well as required changes to business processes and internal controls. The company’s finance and accounting staff have been informed of the company’s preliminary policies and procedures as they relate to IFRS. As a result of the training program and the preparation of a reconciliation of the company’s historical Canadian GAAP financial statements to IFRS financial statements, the company believes that its applicable personnel have obtained an appropriate understanding of IFRS as it applies to the company’s financial reporting. While new controls are being put into place to address certain unique IFRS accounting and disclosure requirements, the company does not anticipate comprehensive changes to its current accounting and consolidation systems, its internal controls or its disclosure control process as a result of the conversion to IFRS.
Impact of Adoption of IFRS
IFRS are premised on a conceptual framework similar to Canadian GAAP, although significant differences exist in certain matters of recognition, measurement and disclosure. While the adoption of IFRS will not have an impact on the company’s reported net cash flows, the company does expect it to have a material impact on its consolidated balance sheets and statements of income; the company is continuing to evaluate the impact of IFRS to the presentation and classification in its statements of cashflow. In particular, the company’s opening balance sheet will reflect the revaluation of substantially all properties to fair value. In addition, a significant portion of the company’s intangible assets and liabilities will no longer be separately recognized. Also, the company’s U.S. Office Fund and certain other joint ventures which are currently consolidated or proportionately consolidated will be recorded as investments accounted for following the equity method. Finally, all changes to the opening balance sheet will require that a corresponding tax asset or liability be established based on the resultant differences between the carried value of assets and liabilities and their associated tax bases. The company currently expects that the impact of all of these differences on its January 1, 2009 opening balance sheet under IFRS compared to its December 31, 2008 balance sheet under Canadian GAAP will result in an increase in common equity from $3.4 billion to approximately $5.5 billion or $14 per share.
IFRS 1: First-Time Adoption of IFRS
The company’s adoption of IFRS will require the application of IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively. However, IFRS 1 does require certain mandatory exceptions and permits limited optional exemptions. The following are the optional exemptions available under IFRS 1 which are significant to the company and which the company expects to be applied in preparation of its first financial statements under IFRS:
a)	Business combinations

IFRS 1 states that a first-time adopter may elect not to apply IFRS 3, Business Combinations (“IFRS 3”) retrospectively to business combinations that occurred before the date of transition to IFRS. Brookfield Properties intends to make this election in order to only apply IFRS 3 to business combinations prospectively (i.e. to those that occur on or after January 1, 2009).

b)	Cumulative translation differences

International Accounting Standards (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates, requires an entity to determine the translation differences in accordance with IFRS from the date on which a subsidiary was formed or acquired. IFRS allows cumulative translation differences for all foreign operations to be deemed zero at the date of transition to IFRS, with future gains or losses on subsequent disposal of any foreign operations to exclude translation differences arising from periods prior to the date of transition to IFRS. The company expects to deem all cumulative translation differences to be zero on transition to IFRS.
IFRS 1 allows for certain other optional exemptions; however, the company does not expect such exemptions to be significant to its adoption of IFRS.
Impact of IFRS on Financial Position
The following paragraphs quantify and describe the expected impact of significant differences between the company’s December 31, 2008 balance sheet under Canadian GAAP and its January 1, 2009 opening balance sheet under IFRS. This discussion has been prepared using the standards and interpretations currently issued and expected to be effective at the end of Brookfield Properties’ first annual IFRS reporting period, which the company expects will be December 31, 2010. Certain accounting policies expected to be adopted under IFRS may not be adopted and the application of such policies to certain transactions or circumstances may be modified and, as a result, the impact of the

54	Q3/2009 Interim Report

company’s conversion to IFRS may be different than its current expectation. The amounts have not been audited or subject to review by the company’s external auditor. The underlying values presented below are prepared using the procedures and assumptions that the company intends to follow in preparing its opening balance sheet upon adoption of IFRS.
Commercial Properties and Commercial Developments
The company considers its commercial properties and commercial developments to be investment properties under IAS 40, Investment Property (“IAS 40”). Investment property includes land and buildings held primarily to earn rental income or for capital appreciation or both, rather than for use in the production or supply of goods or for sale in the ordinary course of business. Similar to Canadian GAAP, investment property is initially recorded at cost under IAS 40. However, subsequent to initial recognition, IFRS requires that an entity choose either the cost or fair value model to account for its investment property. The company expects to use the fair value model when preparing its financial statements under IFRS. The company expects the fair value of its commercial and development property portfolio to be approximately $3.5 billion greater than the carrying value under Canadian GAAP, inclusive of corresponding intangible assets and straight-line rent recorded under Canadian GAAP. However, this increase will be offset by the deconsolidation of certain of the company’s properties which is discussed further below (see Investments). The company determined the fair value of each investment property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at January 1, 2009 less future cash outflows in respect of such leases. Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years, and using weighted average discount and terminal capitalization rates of 8% and 7%, respectively.
Residential Developments
Residential developments are carried at the lower of cost or net realizable value under both IFRS and Canadian GAAP. Under IFRS, the company plans to determine net realizable value based on the discounted value of future cash flows whereas under Canadian GAAP such cash flows are not discounted initially when evaluating the carrying amount of residential inventory for impairment. Accordingly, this difference generally results in a lower carrying value under IFRS than under Canadian GAAP. The net realizable value of most residential inventory was greater than cost. In certain cases, however, net realizable value was lower than cost resulting in a reduction in carrying values under IFRS.
Investments
The company expects to have investments at January 1, 2009 of approximately $1.9 billion under IFRS. These investments relate primarily to entities that are consolidated or proportionately consolidated under Canadian GAAP that will be equity accounted under IFRS and accordingly included in the investments account including the company’s investment in its U.S. Office Fund.
Receivables and Other
Straight line rent receivable reflected in receivables and other under Canadian GAAP will be included in the carrying amount of commercial properties in the company’s balance sheets under IFRS. The company expects its receivables and other balance to decrease by approximately $0.4 billion under IFRS as a result of the reclassification of straight line rent receivable balances to commercial property, as well as the impact of accounting for the U.S. Office Fund and certain other joint ventures as investments.
Intangible Assets and Liabilities
With the adoption of IFRS, the company will derecognize its intangible assets and liabilities that relate to assets or obligations otherwise considered in the determination of fair value of investment properties at January 1, 2009. The company expects this will result in a decrease to intangible assets and liabilities of $0.6 billion and $0.7 billion, respectively.
Future Income Tax Liability
The company expects its future income tax liability at January 1, 2009 to increase by approximately $0.4 billion under IFRS compared to its future income tax liability determined in accordance with Canadian GAAP. This change primarily relates to an increase in future income tax liabilities associated with the increased carrying values of the company’s commercial properties. The future income tax liability under IFRS will generally be determined by applying tax rates applicable to business income to temporary differences based on the company’s general expectation that the method of realization will be through owning and operating its properties rather than through sale.
Commercial Property Debt
The company expects the reported balances of property specific mortgages and subsidiary borrowings at January 1, 2009 to decrease by approximately $6.2 billion under IFRS compared to balances reported in accordance with Canadian GAAP. The decrease primarily relates to the deconsolidation of debt held by entities that are consolidated or proportionately consolidated under Canadian GAAP that will be equity accounted under IFRS.
Non-controlling Interests and Capital Securities — Fund Subsidiaries
The company expects non-controlling interests and capital securities — fund subsidiaries at January 1, 2009 to decrease by approximately $0.9 billion under IFRS compared to balances reported in accordance with Canadian GAAP. The decrease primarily relates to the deconsolidation of net assets held by entities that are consolidated under Canadian GAAP that will be equity accounted under IFRS.

Brookfield Properties Corporation	55

Impact of IFRS on Results of Operations
The following paragraphs highlight the significant differences between Canadian GAAP and IFRS that affect net income for the nine month period ended September 30, 2009. Such discussion has been prepared on a basis consistent with all known IFRS to Canadian GAAP differences using the accounting policies expected to be applied by Brookfield Properties on its adoption of IFRS using the standards anticipated to be in effect at the time of transition. Consequently, to the extent the accounting policies expected to be applied by Brookfield Properties on adoption of IFRS change, new standards are issued that are required to be adopted by Brookfield Properties, or to the extent the company identifies additional differences as it completes its assessment of IFRS, the amounts and discussion below may be impacted. The company has not finalized its selection of certain policies. The amounts have not been audited or subject to review by the company’s external auditor.
Fair Value Changes
IFRS permits the measurement of investment property using the fair value model under IAS 40, Investment Property, which requires a gain or loss arising from a change in the fair value of investment property in the period to be recognized in income. Net income during any given period may be greater or less than as determined under Canadian GAAP depending on whether an increase or decrease in fair value occurs during the period of measurement.
Depreciation and Amortization Expense
Under the fair value model, depreciation of investment properties is not recorded. Additionally, the transition to IFRS in conjunction with the use of the fair value model would result in historic intangible balances established under Canadian GAAP in respect of business combinations to no longer be separately recognized and accordingly not amortized under IFRS. The impact of no longer amortizing historic intangible balances along with no longer recording depreciation expense on the company’s commercial properties would result in an increase to net income, which the company expects would be approximately $0.5 billion on an annualized basis.
Revenue recognition
IFRS requires rental revenue to be determined on a straight-line basis considering all rentals from the inception of the lease, whereas Canadian GAAP only required rental income to be recognized on a straight-line basis prospectively commencing January 1, 2004. The company expects that this difference, applied retrospectively, would result in a reduction of net income under IFRS. For the nine months ended September 30, 2009 this reduction is expected to be insignificant. Also, as the company will no longer separately account for intangible assets and liabilities relating to acquired above and below market tenant leases, the related amortization of these balances to commercial property revenue will be eliminated under IFRS. The company expects that this difference would result in a reduction of revenue and net income under IFRS of approximately $0.1 billion on an annualized basis.

56	Q3/2009 Interim Report

PART VII — CRITICAL ACCOUNTING POLICIES AND ESTIMATES
CHANGES IN ACCOUNTING POLICIES
Goodwill and Intangible Assets
In February 2008, the CICA issued a new accounting standard, Section 3064, “Goodwill and Intangible Assets.” Section 3064 replaces Sections 3062, “Goodwill and Other Intangible Assets” and 3450, “Research and Development Costs” and establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Various changes have also been made to other sections of the CICA Handbook for consistency purposes. As a result of these related amendments, principally to Section 1000, “Financial Statement Concepts,” any expenses deferred pursuant to “matching” concepts and which do not otherwise meet the definition of an asset, are no longer eligible for capitalization. We adopted the new standards on January 1, 2009 and, consistent with transition provisions in Section 3064, we have adopted the standards retrospectively with restatement. The adoption of these standards resulted in a reduction of receivables and other of $17 million with a corresponding charge against opening retained earnings at January 1, 2008.
FUTURE ACCOUNTING POLICY CHANGES
Financial Instruments — Disclosures and Presentation
In June 2009, the CICA issued amendments to Section 3862, “Financial Statements — Disclosures” effective for our December 31, 2009 financial statements. Specifically, we will classify and disclose financial statements presented at fair value on the balance sheet based on a three-level fair value hierarchy that distinguishes between market value data obtained from independent sources and our own assumptions about market value: Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities; Level 2 — Valuations based on quoted prices in active markets for similar assets or liabilities or valuation techniques where significant inputs are based on observable market data; Level 3 — Valuation techniques for which any significant inputs is not based on observable market data. The section has also been amended to require additional liquidity risk disclosures.
USE OF ESTIMATES
The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.
Our critical accounting policies are those that we believe are the most important in portraying our financial condition and results, and require the most subjective judgment and estimates on the part of management.
Impairment of Assets
We review our long-lived assets used in operations for impairment when there is an event or change in circumstances that indicates a potential impairment in value. An asset is considered impaired when the undiscounted future cashflows are not sufficient to recover the asset’s carrying value. If such impairment is present, an impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. The evaluation of anticipated cashflows is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods, as well as the selection of discount and capitalization rates.
The fair value of mortgages receivable depends upon the financial stability of the issuer and the economic value of the underlying security.

Brookfield Properties Corporation	57

RELATED-PARTY TRANSACTIONS
In the normal course of operations, we enter into various transactions on market terms with related parties which have been measured at exchange value and are recognized in the consolidated financial statements.
At September 30, 2009, we had approximately $15 million (December 31, 2008 — $15 million) of indebtedness outstanding to our parent company, BAM and its affiliates. Additionally, we renewed a $300 million line from BAM in the form of a two-year revolving credit facility to December 2010. The outstanding balance on this facility at September 30, 2009 was nil (December 31, 2008 — nil). Interest expense related to this indebtedness, totaled nil and $1 million for the three and nine months ended September 30, 2009, respectively, compared to nil and nil for the same periods in 2008. We also have a balance on deposit with BAM of $625 million as of September 30, 2009, which is due on demand and earns interest at a rate of LIBOR plus 42.5 basis points (December 31, 2008 — nil). Interest income related to this loan totaled $0.5 million and $0.5 million for the three and nine months ended September 30, 2009, respectively (2008 — nil and nil, respectively). Included in rental revenues are amounts received from BAM and its affiliates for the rental of office premises of $0.4 million and $1.2 million for the three and nine months ended September 30, 2009, respectively (2008 — $0.6 million and $1.8 million, respectively). These amounts have been recorded at the exchange amount. In addition, we have certain arrangements with BAM and its affiliates to acquire insurance in the normal course of business and at market rates or at cost. The expense for the quarter ended September 30, 2009 was nil.

Bryan K. Davis
Senior Vice President and Chief Financial Officer October 29, 2009

58	Q3/2009 Interim Report

DISTRIBUTIONS
Distributions paid by the company during the first three quarters of 2009 and the year ended 2008 are as follows:

		Three months ended	Three months ended	Three months ended	Year ended
	Currency	Sept. 30, 2009	Jun. 30, 2009	Mar. 31, 2009	Dec. 31, 2008

Common shares	US$	$0.1400	$0.1400	$0.1400	$0.5600
Class A preferred shares	C$	0.0208	0.0208	0.0208	0.0833
Class AA Series E preferred shares	C$	0.0984	0.1053	0.1458	0.8776
Class AAA Series E preferred shares	C$	0.0992	0.1007	0.1275	0.8457
Class AAA Series F preferred shares	C$	0.3750	0.3750	0.3750	1.5000
Class AAA Series G preferred shares	US$	0.3281	0.3281	0.3281	1.3125
Class AAA Series H preferred shares	C$	0.3594	0.3594	0.3594	1.4375
Class AAA Series I preferred shares	C$	0.3250	0.3250	0.3250	1.3000
Class AAA Series J preferred shares	C$	0.3125	0.3125	0.3125	1.2500
Class AAA Series K preferred shares	C$	0.3250	0.3250	0.3250	1.3000

Brookfield Properties Corporation	59

Consolidated Balance Sheets

Unaudited
(US Millions)	Note	Sept. 30, 2009	Dec. 31, 2008

Assets
Commercial properties	4	$14,859	$14,901
Commercial developments	5	1,358	1,225
Residential developments	6	1,306	1,196
Receivables and other	7, 27	1,595	918
Intangible assets	8	549	637
Restricted cash and deposits	9	86	116
Cash and cash equivalents	27	403	157
Assets related to discontinued operations	10	536	290

		$20,692	$19,440

Liabilities
Commercial property debt	11	$11,303	$11,505
Accounts payable and other liabilities	12	1,122	1,241
Intangible liabilities	13	609	707
Future income tax liabilities	14	229	174
Liabilities related to discontinued operations	10	388	217
Capital securities — corporate	15	994	882
Capital securities — fund subsidiaries	16	426	711
Non-controlling interests — fund subsidiaries	16	505	212
Non-controlling interests — other subsidiaries	17	63	68
Preferred equity — subsidiaries	18	357	313
Shareholders’ equity
Preferred equity — corporate	19	302	45
Common equity	20	4,394	3,365

		$20,692	$19,440

See accompanying notes to the consolidated financial statements

60	Q3/2009 Interim Report

Consolidated Statements of Income

Unaudited		Three months ended Sept. 30		Nine months ended Sept. 30
(US Millions, except per share amounts)	Note	2009	2008	2009	2008

Total revenue	22	$657	$707	$1,860	$2,058

Net operating income
Commercial property operations	22	$330	$320	$984	$991
Residential development operations	22	21	45	40	98
Interest and other	22	11	16	34	44

		362	381	1,058	1,133

Interest expense
Commercial property debt		143	158	404	465
Capital securities — corporate		13	15	39	45
Capital securities — fund subsidiaries	16	(11)	(5)	(17)	(17)
General and administrative expense		27	27	79	88
Non-controlling interests
Fund subsidiaries	16	11	(10)	24	(15)
Other subsidiaries		3	4	9	16
Depreciation and amortization		123	127	369	393
Income taxes	14	15	20	72	50
Other	23	4	—	(45)	—

Net income from continuing operations		34	45	124	108
Discontinued operations	10	4	129	12	134

Net income		$38	$174	$136	$242

Earnings per share — basic and diluted	20
Continuing operations		$0.07	$0.11	$0.30	$0.27
Net income		$0.08	$0.44	$0.33	$0.61

See accompanying notes to the consolidated financial statements

Brookfield Properties Corporation	61

Consolidated Statements of Changes in Common Equity

Unaudited		Three months ended Sept. 30		Nine months ended Sept. 30
(US Millions)	Note	2009	2008	2009	2008

Common shares
Balance, beginning of period		$2,276	$2,281	$2,274	$2,282
Shares repurchased		—	(7)	—	(12)
Dividend reinvestment		1	—	3	—
Proceeds from shares issued on exercise of options		1	1	1	5
Proceeds from shares issued on share offering		1,024	—	1,024	—

Balance, end of period	20	3,302	2,275	3,302	2,275

Contributed surplus
Balance, beginning of period		3	—	—	—
Shares repurchased		—	(2)	—	(5)
Stock-based compensation awards	21	1	2	4	5

Balance, end of period		4	—	4	—

Retained earnings
Balance, beginning of period		1,085	592	1,098	659
Net income		38	174	136	242
Shareholder distributions
Preferred share dividends — corporate		(1)	(1)	(2)	(2)
Common share dividends		(70)	(55)	(180)	(165)
Amount paid in excess of the book value of common shares purchased for cancellation		—	(14)	—	(21)
Cumulative impact of changes in accounting policies	2	—	—	—	(17)

Balance, end of period		1,052	696	1,052	696

Accumulated other comprehensive (loss) income
Balance, beginning of period		(8)	78	(7)	92
Other comprehensive income (loss) for the period		44	(14)	43	(28)

Balance, end of period		36	64	36	64

Total retained earnings and accumulated other comprehensive (loss) income		1,088	760	1,088	760

Total common equity		$4,394	$3,035	$4,394	$3,035

See accompanying notes to the consolidated financial statements
Consolidated Statements of Comprehensive Income

Unaudited		Three months ended Sept. 30		Nine months ended Sept. 30
(US Millions)	Note	2009	2008	2009	2008

Net income		$38	$174	$136	$242

Other comprehensive income
Change in foreign currency translation gains (losses) on investments in subsidiaries		$87	$(66)	$142	$(99)
Net (losses) gains arising from hedges of net investments in subsidiaries, net of taxes		(45)	52	(89)	74
Net losses on derivatives designated as cash flow hedges		(2)	(1)	(5)	(5)
Reclassification to earnings of foreign exchange losses (gains)		4	—	(6)	—
Reclassification to earnings of losses on cash flow hedges, net of taxes		—	1	1	2

Total other comprehensive income (loss)		44	(14)	43	(28)

Comprehensive income		$82	$160	$179	$214

See accompanying notes to the consolidated financial statements

62	Q3/2009 Interim Report

Consolidated Statements of Cashflow

Unaudited		Three months ended Sept. 30		Nine months ended Sept. 30
(US Millions, except per share amounts)	Note	2009	2008	2009	2008

Operating activities
Net income		$38	$174	$136	$242
Depreciation and amortization		125	130	374	405
Future income taxes		15	57	66	87
Foreign exchange loss (gain)	23	4	—	(6)	—
Gain on restructuring of U.S. Office Fund	23	—	—	(39)	—
Property disposition gains		—	(164)	—	(164)
Amortization of value of acquired operating leases to rental revenue		(28)	(32)	(96)	(104)
Straight-line rent		(4)	(8)	(15)	(27)
Amortization of transaction costs		5	6	16	12
Stock option and deferred share unit grant expense	21	1	2	4	5
Non-controlling interests — fund and other subsidiaries		14	(6)	33	1
Non-cash component of interest on capital securities — fund subsidiaries		(17)	(19)	(54)	(64)
Income from equity-accounting investments		(1)	(2)	(2)	(3)
Distributions received from equity-accounted investments		—	3	—	3
Deferred leasing costs		(10)	(13)	(30)	(40)
Increase in land and housing inventory and related working capital		(11)	(38)	(15)	(113)
Working capital and other		34	42	(39)	6

		165	132	333	246

Financing activities and capital distributions
Commercial property debt arranged		43	69	341	963
Commercial property debt repaid		(37)	(269)	(338)	(1,093)
Corporate credit facilities arranged		—	146	212	250
Corporate credit facilities repaid		(330)	(276)	(439)	(281)
Capital securities arranged — fund subsidiaries		—	10	5	41
Capital securities redeemed — fund subsidiaries		—	—	(27)	—
Non-controlling interest contributions arranged — fund subsidiaries		—	1	6	7
Land development debt arranged		6	87	60	126
Land development debt repaid		(135)	(37)	(165)	(84)
Distributions to non-controlling interests		(2)	(3)	(18)	(34)
Common shares issued	20	1,016	1	1,016	5
Preferred shares issued	19	257	—	257	—
Common shares repurchased		—	(23)	—	(38)
Preferred share dividends	20	(1)	(1)	(2)	(2)
Common share dividends		(69)	(55)	(177)	(165)

		748	(350)	731	(305)

Investing activities
Loans receivable		2	(4)	22	40
Loan receivable — affiliate	27	(625)	—	(625)	—
Acquisitions of commercial properties	27	—	—	—	(16)
Proceeds of sales of commercial properties	27	—	417	—	420
Restricted cash and deposits		(4)	(6)	30	26
Commercial development and redevelopment investments		(45)	(111)	(121)	(289)
Commercial property tenant improvements		(23)	(26)	(79)	(63)
Capital expenditures		(17)	(19)	(45)	(53)

		(712)	251	(818)	65

Increase in cash resources		201	33	246	6
Opening cash and cash equivalents		202	187	157	214

Closing cash and cash equivalents		$403	$220	$403	$220

See accompanying notes to the consolidated financial statements

Brookfield Properties Corporation	63

Notes to the Consolidated Financial Statements
NOTE 1: SUMMARY OF ACCOUNTING POLICIES
Reference is made to the most recently issued Annual Report of Brookfield Properties Corporation (the “company” or “Brookfield Properties”) which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies and practices were presented as Note 1 and Note 2 to the Consolidated Financial Statements included in that report, and have been consistently applied in the preparation of these interim financial statements except for the changes in accounting policies described in Note 2. Financial information in this report reflects any adjustments that are, in the opinion of management, necessary to reflect a fair statement of results for the interim periods in accordance with Canadian generally accepted accounting principles.
The results reported in these consolidated interim financial statements should not necessarily be regarded as indicative of results that may be expected for the entire year. Certain prior period amounts have been reclassified to conform to the current period’s presentation.
NOTE 2: CHANGES IN ACCOUNTING POLICIES
Goodwill and Intangible Assets
In February 2008, the CICA issued a new accounting standard, Section 3064, “Goodwill and Intangible Assets.” Section 3064 replaces Sections 3062, “Goodwill and Other Intangible Assets” and 3450, “Research and Development Costs” and establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Various changes have also been made to other sections of the CICA Handbook for consistency purposes. As a result of these related amendments, principally to Section 1000; “Financial Statement Concepts,” any expenses deferred pursuant to “matching” concepts and which do not otherwise meet the definition of an asset, are no longer eligible for capitalization. The company adopted the new standards on January 1, 2009 and, consistent with transition provisions in Section 3064, the company has adopted the standards retrospectively with restatement. The adoption of these standards resulted in a reduction of receivables and other of $17 million with a corresponding charge against opening retained earnings at January 1, 2008.
NOTE 3: FUTURE ACCOUNTING POLICY CHANGES
Financial Instruments — Disclosures and Presentation
In June 2009, the CICA issued amendments to Section 3862, “Financial Statements — Disclosures” effective for the company’s December 31, 2009 financial statements. Specifically, the company will classify and disclose financial statements presented at fair value on the balance sheet based on a three-level fair value hierarchy that distinguishes between market value data obtained from independent sources and the company’s own assumptions about market value: Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities; Level 2 — Valuations based on quoted prices in active markets for similar assets or liabilities or valuation techniques where significant inputs are based on observable market data; Level 3 — Valuation techniques for which any significant inputs is not based on observable market data. The section has also been amended to require additional liquidity risk disclosures.
NOTE 4: COMMERCIAL PROPERTIES
A breakdown of commercial properties is as follows:

(Millions)	Sept. 30, 2009	Dec. 31, 2008

Commercial properties
Land	$2,681	$2,697
Building and improvements	13,777	13,501

Total commercial properties	16,458	16,198
Less: Accumulated depreciation	(1,599)	(1,297)

Total	$14,859	$14,901

Depreciation and amortization on commercial properties for the three and nine months ended September 30, 2009 was $96 million and $283 million, respectively (2008 — $91 million and $286 million, respectively).
NOTE 5: COMMERCIAL DEVELOPMENTS
During the three and nine months ended September 30, 2009, the company capitalized a total of $39 million and $122 million, respectively (2008 — $118 million and $304 million, respectively) of costs related to commercial developments. Included in this amount is $25 million and $75 million (2008 — $98 million and $253 million, respectively) of construction and related costs and $12 million and $37 million (2008 — $20 million and $51 million, respectively) of interest capitalized to the company’s commercial development sites for the three and nine months ended September 30, 2009, respectively. Also included in this amount is $2 million and $10 million of tenant improvements for the three and nine months ended September 30, 2009, respectively (2008 — nil and nil, respectively).

64	Q3/2009 Interim Report

NOTE 6: RESIDENTIAL DEVELOPMENTS
Residential developments consists of the following:

(Millions)	Sept. 30, 2009	Dec. 31, 2008

Land under development	$390	$390
Housing inventory	120	88
Land held for development	796	718

Total	$1,306	$1,196

During the three and nine months ended September 30, 2009, the company capitalized interest totaling $2 million and $8 million, respectively (2008 — $3 million and $18 million, respectively) related to residential developments and recovered interest of $3 million and $7 million, respectively (2008 — $4 million and $14 million, respectively) during these periods through the sale of properties.
Residential developments of $808 million are pledged as security for land development debt (December 31, 2008 — $645 million).
NOTE 7: RECEIVABLES AND OTHER
The components of receivables and other assets are as follows:

(Millions)	Sept. 30, 2009	Dec. 31, 2008

Accounts receivable	$144	$137
Straight-line rent and free rent receivables	420	409
Loan receivable from affiliate(1)	625	—
Real estate mortgages	—	21
Residential receivables and other assets	280	241
Prepaid expenses and other assets	126	110

Total	$1,595	$918

(1)	Refer to Note 27(a) for further details
NOTE 8: INTANGIBLE ASSETS
The components of intangible assets are as follows:

(Millions)	Sept. 30, 2009	Dec. 31, 2008

Intangible assets
Lease origination costs	$357	$382
Tenant relationships	450	499
Above-market leases and below-market ground leases	61	66

	868	947
Less accumulated amortization
Lease origination costs	(184)	(151)
Tenant relationships	(115)	(138)
Above-market leases and below-market ground leases	(20)	(21)

Total net	$549	$637

NOTE 9: RESTRICTED CASH AND DEPOSITS
Cash and deposits are considered restricted when they are subject to contingent rights of third parties. Restricted cash and deposits totaled $86 million at September 30, 2009 (December 31, 2008 — $116 million).

Brookfield Properties Corporation	65

Note 10: discontinued operations
At September 30, 2009, the four properties that comprise the company’s Minneapolis portfolio; RBC Plaza, 33 South Sixth Street, and Gaviidae I and II, were classified as discontinued operations as the company intends to exit this market through sale of the properties. In addition, 1625 Eye Street and One Bethesda Center in Washington D.C. were classified as discontinued operations in the third quarter of 2009.
The following table summarizes the income and gains from discontinued operations:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions, except per share information)	2009	2008	2009	2008

Revenue	$22	$24	$65	$86
Operating expenses	(10)	(13)	(30)	(42)

	12	11	35	44
Interest expense	(6)	(6)	(18)	(25)
Depreciation and amortization	(2)	(3)	(5)	(12)

Income from discontinued operations prior to gains and taxes	4	2	12	7
Gain on sale of discontinued operations	—	164	—	164
Future income taxes	—	(37)	—	(37)

Income and gains from discontinued operations	$4	$129	$12	$134

Income and gains from discontinued operations per share	$0.01	$0.33	$0.03	$0.34

NOTE 11: COMMERCIAL PROPERTY DEBT
Commercial property debt includes $11,565 million (December 31, 2008 — $11,379 million) of debt that is secured by commercial properties and commercial developments, and $100 million (December 31, 2008 — $325 million) of corporate facilities that are not secured.
The weighted average interest rate at September 30, 2009 was 4.82% (December 31, 2008 — 5.07%). Approximately 71% of the company’s outstanding debt at September 30, 2009 is fixed rate debt (December 31, 2008 — 55%). Approximately 96% of the company’s outstanding debt at September 30, 2009 is non-recourse to the company (December 31, 2008 — 94%).
Commercial property debt includes $1,636 million (2008 — $1,303 million) repayable in Canadian dollars of C$1,750 million (2008 — C$1,591 million), all of which is payable by self-sustaining foreign subsidiaries.
Included in total commercial property debt is $14 million (December 31, 2008 — $11 million) of premiums representing the unamortized difference between the fair value of mortgages assumed on acquisitions and the corresponding contractual principal amounts at the date of assumption. This amount is amortized over the remaining term of the debt as an adjustment to interest expense following the effective interest method.
Commercial property debt maturities and scheduled principal repayments for the next five years and thereafter are as follows:

				Weighted-
				Average
	Scheduled			Interest Rate at
(Millions)	Amortization	Maturities	Total(1)	Sept. 30, 2009

Remainder 2009	$48	$194	$242	5.40%
2010	179	524	703	3.66%
2011(2)	206	4,672	4,878	3.35%
2012	205	263	468	6.04%
2013	65	1,356	1,421	5.89%
2014 and thereafter	665	3,288	3,953	5.88%

Total commercial property debt	$1,368	$10,297	$11,665	4.82%

(1)	Includes $362 million of commercial property debt related to discontinued operations at September 30, 2009 (December 31, 2008 — $199 million)

(2)	Corporate mezzanine debt of $3,062 million within the U.S. Office Fund matures in 2011
NOTE 12: ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of the company’s accounts payable and other liabilities are as follows:

(Millions)	Sept. 30, 2009	Dec. 31, 2008

Accounts payable and accrued liabilities	$533	$598
Straight-line rent payable	79	70
Residential payables and accrued liabilities	141	139
Land development debt	369	434

Total	$1,122	$1,241

66	Q3/2009 Interim Report

Land development debt of $369 million (December 31, 2008 — $434 million) is secured by the underlying properties of the company’s residential development business. The weighted average interest rate on these advances as at September 30, 2009 was 4.59% (December 31, 2008 — 3.87%). Approximately 10% of the company’s outstanding land development debt at September 30, 2009 is fixed rate debt (December 31, 2008 — 8%).
Land development debt totaling $52 million is due by the end of 2009, with the remaining balance due prior to 2014 as follows:

	Weighted Average	Principal Repayments						Sept. 30,	Dec. 31,
	Interest Rate at	Remainder					2014	2009	2008
(Millions)	Sept. 30, 2009	2009	2010	2011	2012	2013	& Beyond	Total	Total

Land development debt	4.59%	$52	$304	$10	$3	$—	$—	$369	$434

NOTE 13: INTANGIBLE LIABILITIES
The components of intangible liabilities are as follows:

(Millions)	Sept. 30, 2009	Dec. 31, 2008

Intangible liabilities
Below-market leases	$952	$996
Above-market ground lease obligations	43	40

	995	1,036
Less accumulated amortization
Below-market leases	(377)	(322)
Above-market ground lease obligations	(9)	(7)

Total net	$609	$707

NOTE 14: INCOME TAXES
Sources of future income tax balances are as follows:

(Millions)	Sept. 30, 2009	Dec. 31, 2008

Future income tax assets related to non-capital losses and capital losses	$193	$170
Future income tax liabilities related to difference in tax and book basis, net	(422)	(344)

Total net	$(229)	$(174)

The company and its Canadian subsidiaries have future income tax assets of $32 million (December 31, 2008 — $45 million) that relate to non-capital losses which expire over the next 20 years and $95 million (December 31, 2008 — $73 million) that relate to capital losses which have no expiry. The company’s U.S. subsidiaries have future income tax assets of $66 million (December 31, 2008 - $52 million) that relate to net operating losses which expire over the next 20 years.
The components of income tax expense are as follows:

Unaudited	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2009	2008	2009	2008

Income tax expense at the Canadian federal and provincial income tax rate of 33.0% (2008 — 33.5%)	$19	$22	$68	$55
Increase (decrease) in income tax expense due to the following:
Non-deductible preferred share dividends	5	5	13	15
Resolution of tax contingencies	—	1	—	(2)
Change in tax rate applicable to temporary differences	—	—	40	—
Lower income tax rates in other jurisdictions	(9)	—	(30)	(8)
Foreign exchange gains and losses	—	(7)	(7)	(12)
Gain on restructuring of U.S. Office Fund	—	—	(13)	—
Other	—	(1)	1	2

Total net	$15	$20	$72	$50

Brookfield Properties Corporation	67

NOTE 15: CAPITAL SECURITIES — CORPORATE
The company has the following capital securities outstanding:

	Shares	Shares	Cumulative
(Millions, except share information)	Authorized	Outstanding	Dividend Rate	Sept. 30, 2009(1)	Dec. 31, 2008

Class AAA Series E(2)	12,000,000	8,000,000	70% of bank prime	$—	$—
Class AAA Series F	8,000,000	8,000,000	6.00%	187	163
Class AAA Series G	6,000,000	4,400,000	5.25%	109	109
Class AAA Series H	8,000,000	8,000,000	5.75%	186	162
Class AAA Series I	8,000,000	8,000,000	5.20%	187	164
Class AAA Series J	8,000,000	8,000,000	5.00%	186	163
Class AAA Series K	8,000,000	6,000,000	5.20%	139	121

Total				$994	$882

(1)	Net of transaction costs of $4 million at September 30, 2009 (December 31, 2008 - $6 million) which are amortized to interest expense over the life of the securities following the effective interest method

(2)	Owned by Brookfield Asset Management Inc. (“BAM”); balance has been offset with a promissory note receivable from BAM — refer to Note 27(a)
Cumulative preferred dividends are payable quarterly, when declared by the Board of Directors, on the last day of March, June, September and December.
NOTE 16: U.S. OFFICE FUND
During the second quarter of 2009, the company completed a reorganization of the various interests in the U.S. Office Fund held by the company and its partners. Following the reorganization, the company’s interest in the U.S. Office Fund is held through an indirect interest in TRZ Holdings LLC, an entity established by the company and The Blackstone Group (“Blackstone”). The company will continue to consolidate TRZ Holdings LLC and the underlying portfolio of properties as, through its subsidiaries, it will absorb the majority of the variability of TRZ Holdings LLC’s operations. Third party interests in the U.S. Office Fund are as follows:

(Millions)	Sept. 30, 2009	Dec. 31, 2008

Capital securities — fund subsidiaries
Debt securities	$—	$240
Redeemable equity interests	426	471

	426	711
Non-controlling interests — fund subsidiaries	505	212

Total	$931	$923

As a result of the reorganization of investors’ interests in the U.S. Office Fund, the debt securities, which consisted of partner contributions to the U.S. Office Fund by way of an unsecured debenture, were redeemed for consideration in the form of a non-controlling equity interest having a carrying value of approximately $227 million, which resulted in a dilution gain of $33 million, net of $6 million of related transaction costs (refer also to note 23). The company also increased its ownership in the U.S. Office Fund in exchange for the assumption of debt from certain of its partners, which has been reflected through an increase in commercial properties of $26 million, a decrease in commercial property debt of $35 million, an increase in future income taxes of approximately $10 million, and additional non-controlling interests of approximately $45 million. The excess of the net assets recognized over the additional non-controlling interests is recorded as an additional gain in the consolidated statement of income. No cash consideration was paid or received by the company or its investors in connection with the reorganization, other than transaction costs. The fair values related to the company’s incremental interest were allocated on a preliminary basis, pending completion of a valuation of the assets and liabilities acquired and assumed, and the interests exchanged with the company’s partners, which was completed in the third quarter of 2009. The final allocation of the incremental interest was not materially different than the preliminary allocation.
Redeemable equity interests include $408 million (December 31, 2008 — $426 million) representing the equity interest in the U.S. Office Fund held by Blackstone. The balance of redeemable equity interests consists of $18 million (December 31, 2008 — $45 million) of redeemable preferred securities bearing interest at 6%.
Non-controlling interests — fund subsidiaries represent equity contributions by other U.S. Office Fund investors in the Brookfield Properties-led consortium.

68	Q3/2009 Interim Report

The income statement effect of the aforementioned interests in the U.S. Office Fund is as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2009	2008	2009	2008

Interest expense — capital securities	$6	$14	$37	$47
Non-cash component(1)	(17)	(19)	(54)	(64)

Total interest expense — capital securities — fund subsidiaries	$(11)	$(5)	$(17)	$(17)

(1)	Represents co-investors share of non-cash items, such as depreciation and amortization

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2009	2008	2009	2008

Non-controlling interest	$31	$16	$87	$56
Non-cash component(1)	(20)	(26)	(63)	(71)

Total non-controlling interests — fund subsidiaries	$11	$(10)	$24	$(15)

(1)	Represents co-investors share of non-cash items, such as depreciation and amortization
NOTE 17: NON-CONTROLLING INTERESTS — OTHER SUBSIDIARIES
Non-controlling interests include the amounts of common equity related to other non-controlling shareholders’ interests in property ownership entities and residential development operations which are consolidated in the company’s accounts. The balances are as follows:

(Millions)	Others’ Equity Ownership	Sept. 30, 2009	Dec. 31, 2008

Common shares of BPO Properties(1)	10.3%	$40	$45
Limited partnership units of Brookfield Financial Properties	0.6%	14	13
UCAR joint venture(2)	50.0%	9	10

Total		$63	$68

(1)	Canadian dollar denominated

(2)	Joint venture with Carma Inc. to develop residential building lots
NOTE 18: PREFERRED EQUITY — SUBSIDIARIES
Subsidiaries preferred shares outstanding total $357 million (December 31, 2008 — $313 million) as follows:

	Shares	Preferred	Cumulative
(Millions, except share information)	Outstanding	Shares Series	Dividend Rate	Sept. 30, 2009	Dec. 31, 2008

BPO Properties	1,805,489	Series G	70% of bank prime	$42	$37
	3,816,527	Series J	70% of bank prime	89	78
	300	Series K	30-day BA + 0.4%	140	124
	2,847,711	Series M	70% of bank prime	67	58
	800,000	Series N	30-day BA + 0.4%	19	16

Total				$357	$313

NOTE 19: PREFERRED EQUITY — CORPORATE
The company has the following preferred shares authorized and outstanding included in equity:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Sept. 30, 2009	Dec. 31, 2008

Class A redeemable voting	14,202,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34
Class AAA Series L	11,500,000	6.75%	257	—

Total			$302	$45

During the third quarter, the company issued 11.5 million Class AAA Series L preferred shares at C$25 per share. The proceeds from the share issuance were approximately $257 million, net of share issuance costs of $7 million.
Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December.

Brookfield Properties Corporation	69

NOTE 20: COMMON EQUITY
(a) Common shares
The authorized common share capital consists of an unlimited number of common voting shares. Common shares issued and outstanding changed as follows:

	Sept. 30, 2009	Dec. 31, 2008

Common shares outstanding, beginning of period	391,118,440	392,805,608
Shares issued as a result of exercise of options	117,121	581,432
Shares issued as a result of equity offering	109,250,000	—
Dividend reinvestment	323,333	—
Shares repurchased for cancellation	—	(2,268,600)

Common shares outstanding, end of period	500,808,894	391,118,440

In the third quarter of 2009, the company issued 109.250 million common shares generating cash proceeds of approximately $1.02 billion, net of share issuance costs of $24 million. Common shares issued under the company’s dividend reinvestment plan were $1 million and $3 million for the three and nine months ended September 30, 2009, respectively (2008 — nil and nil).
(b) Accumulated other comprehensive (loss) income
As of September 30, 2009, accumulated other comprehensive income consists of the following amounts:

	As at Sept. 30
(Millions)	2009	2008

Unrealized foreign currency translation gains on investments in subsidiaries, net of related hedging activities	$58	$90
Losses on derivatives designated as cash flow hedges, net of taxes and non-controlling interests(1)	(22)	(26)

Accumulated other comprehensive (loss) income	$36	$64

(1)	Includes losses of $5 million which will be reclassified to interest expense over the next 12 months (2008 — $4 million)
(c) Earnings per share
Net income per share and weighted average common shares outstanding are calculated as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions, except per share amounts)	2009	2008	2009	2008

Net income from continuing operations	$34	$45	$124	$108
Preferred share dividends	(1)	(1)	(2)	(2)

Net income from continuing operations available to common shareholders	$33	$44	$122	$106

Net income	$38	$174	$136	$242
Preferred share dividends	(1)	(1)	(2)	(2)

Net income available to common shareholders	$37	$173	$134	$240

Weighted average shares outstanding — basic	439.4	392.3	407.2	392.8
Unexercised dilutive options	1.9	1.6	0.8	1.6

Weighted average shares outstanding — diluted(1)	441.3	393.9	408.0	394.4

(1)	The diluted weighted average shares outstanding excludes 14 million shares in 2009 as the options were anti-dilutive
NOTE 21: STOCK-BASED COMPENSATION
Options issued under the company’s Share Option Plan vest proportionately over five years and expire ten years after the grant date.
During 2009, the company granted 6,241,505 stock options (2008 — 2,155,299), under the Share Option Plan with a weighted average exercise price of $6.17 per share (2008 — $18.60 per share), which was equal to the five-day volume weighted average price of a share on the Toronto Stock Exchange or the New York Stock Exchange, as applicable, for the five business days preceding the effective grant date of February 18, 2009. At the grant date, the options had a weighted average fair value of $0.28 (2008 — $5.38) determined using the Black-Scholes model of valuation, assuming a 7.5-year term, 30% volatility (2008 — 34%), a weighted average dividend yield of 5.0% (2008 — 3.3%) and a risk free interest rate of 2.3% (2008 — 3.4%). The resulting total compensation of $2 million is charged to expense over the vesting period of the options granted. A corresponding amount is initially recorded in contributed surplus and subsequently reclassified to share capital when options are exercised. Any consideration paid upon exercise of options is credited directly to common shares.
At September 30, 2009, the company had a total of 1,152,252 deferred share units outstanding (December 31, 2008 — 1,054,590) of which 1,149,454 were vested (December 31, 2008 — 1,042,147).

70	Q3/2009 Interim Report

Employee compensation expense related to the stock option and the Deferred Share Unit plans for the three and nine months ended September 30, 2009 was $1 million and $4 million, respectively (2008 - $2 million and $5 million, respectively).
NOTE 22: COMMERCIAL PROPERTY AND RESIDENTIAL DEVELOPMENT OPERATIONS
(a) Revenue
The components of revenue are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2009	2008(1)	2009	2008(1)

Revenue from commercial property operations	$559	$555	$1,639	$1,666
Revenue from residential development operations	96	138	207	352

	655	693	1,846	2,018
Interest and other income(2)	2	14	14	40

Total	$657	$707	$1,860	$2,058

(1)	Comparative figures have been reclassified to conform with the current year’s presentation

(2)	Represents revenue component only — excludes impact of foreign exchange gains and losses (non-revenue) associated with the company’s net Canadian dollar denominated monetary assets
(b) Commercial property operations
The company’s commercial property operations from continuing operations are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2009	2008(1)	2009	2008(1)

Revenue	$559	$555	$1,639	$1,666
Property operating costs	(229)	(235)	(655)	(675)

Commercial property net operating income	$330	$320	$984	$991

(1)	Comparative figures have been reclassified to conform with the current year’s presentation
For the three and nine months ended September 30, 2009, rental revenues from Bank of America/Merrill Lynch accounted for 12% and 12% of total U.S. revenues, respectively (September 30, 2008 — 11% and 11%). For the three and nine months ended September 30, 2009, rental revenues from Bank of America/Merrill Lynch accounted for 1% and 1% of total Canadian revenues, respectively (September 30, 2008 — 1% and 1%). On a consolidated basis, rental revenues from Bank of America/Merrill Lynch accounted for 8% and 9% of total revenue for the three and nine months ended September 30, 2009, respectively (September 30, 2008 — 8% and 8%).
For the three and nine months ended September 30, 2009, rental revenues from Bank of America/Merrill Lynch accounted for 12% and 12% of total U.S. commercial property revenues, respectively (September 30, 2008 — 12% and 11%). For the three and nine months ended September 30, 2009, rental revenues from Bank of America/Merrill Lynch accounted for 1% and 1% of total Canadian commercial property revenues, respectively (September 30, 2008 — 1% and 1%). On a consolidated basis, rental revenues from Bank of America/Merrill Lynch accounted for 10% and 10% of total commercial property revenue for the three and nine months ended September 30, 2009, respectively (September 30, 2008 — 10% and 10%).
(c) Residential development operations
Residential development net operating income fluctuates depending on the timing of closings with closings historically being highest in the fourth quarter. The results of the company’s residential development operations are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2009	2008	2009	2008

Revenue	$96	$138	$207	$352
Expenses	(75)	(93)	(167)	(254)

Residential development net operating income	$21	$45	$40	$98

Residential development expenses for the three and nine months ended September 30, 2009 includes $53 million and $116 million, respectively (2008 — $78 million and $185 million, respectively), representing the carrying value of land under development and housing inventory sold in the period and $22 million and $51 million, respectively (2008 — $15 million and $69 million, respectively), of other expenses.

Brookfield Properties Corporation	71

(d) Interest and other income
Interest and other income was $11 million and $34 million for the three and nine months ended September 30, 2009, respectively (2008 — $16 million and $44 million, respectively). Of this amount, $2 million and $6 million represents interest income for the three and nine months ended September 30, 2009, respectively (2008 — $3 million and $9 million, respectively) with the remainder related to other income, including foreign exchange gains (losses) of $9 million and $20 million for the three and nine months ended September 30, 2009 (2008 — $2 million and $4 million), respectively.
NOTE 23: OTHER
In the third quarter, the company realized a $4 million foreign exchange loss resulting from a reduction of the net investment in one of its self-sustaining Canadian subsidiaries as a result of an equity distribution.
During the second quarter of 2009, the company realized a $10 million foreign exchange gain resulting from a reduction of its net investment in one of the company’s self-sustaining Canadian subsidiaries. Additionally, the company recognized a $39 million dilution gain, net of transaction costs of approximately $6 million, in connection with the reorganization of investors’ interests in the U.S. Office Fund, principally relating to the settlement of debt securities with consideration in the form of a non-controlling equity interest in the U.S. Office Fund. Refer to Note 16 for further details.
NOTE 24: GUARANTEES, CONTINGENCIES AND OTHER
In the normal course of operations, the company and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets and sales of services.
As of September 30, 2009 the company has commitments totaling C$2 million to third parties for the development project of Bay Adelaide Centre.
NOTE 25: CAPITAL MANAGEMENT AND LIQUIDITY
The company employs a broad range of financing strategies to facilitate growth and manage financial risk. The company’s objective is to reduce its weighted average cost of capital and improve common shareholders’ equity returns through value enhancement initiatives and the consistent monitoring of the balance between debt and equity financing. As at September 30, 2009, the company’s weighted average cost of capital, assuming a 12% return on common equity, was 6.09%.
The following schedule details the components of the company’s capital as at September 30, 2009 and the related costs thereof:

	Cost of Capital(1)		Underlying Value(2)
(Millions)	Sept. 30, 2009	Dec. 31, 2008	Sept. 30, 2009	Dec. 31, 2008

Liabilities
Commercial property debt	4.82%	5.07%	$11,665	$11,704
Residential debt	4.59%	3.87%	369	434
Capital securities — corporate	5.42%	5.42%	994	882
Capital securities — fund subsidiaries(3)	10.00%	10.00%	426	711
Non-controlling interests — fund subsidiaries(3)	10.00%	10.00%	505	212
Non-controlling interests — other subsidiaries(4)	12.00%	12.00%	63	68
Preferred equity — subsidiaries	3.35%	4.19%	357	313
Shareholders’ equity
Preferred equity — corporate	6.19%	3.68%	302	45
Common equity(5)	12.00%	12.00%	5,639	3,023

Total(6)	6.09%	5.30%	$20,320	$17,392

(1)	As a percentage of average book value unless otherwise noted

(2)	Underlying value of liabilities represents the cost to retire on maturity. Underlying value of common equity is based on the closing stock price of Brookfield Properties’ common shares

(3)	Assuming 10% return on co-invested capital

(4)	Assuming 12% return on co-invested capital

(5)	Determined on a market value basis

(6)	In calculating the weighted average cost of capital, the cost of debt has been tax-effected
Commercial property debt — The company’s commercial property debt is primarily fixed-rate and non-recourse to the company. These financings are typically structured on a loan-to-appraised value basis of between 55% and 65% when the market permits. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces equity requirements to finance commercial property, and enhances equity returns. The company currently has a level of indebtedness of 61% of gross book value. This level of indebtedness is considered by the company to be within its target.

72	Q3/2009 Interim Report

Capital securities — fund subsidiaries and Non-controlling interest — fund subsidiaries The company invests its liquidity alongside capital from strategic institutional partners in fund formats to acquire individual assets and portfolios in order to, together with the associated asset management fees, enable the company to increase returns on equity.
Capital securities — corporate, Preferred equity — subsidiaries and Preferred equity — corporate. These represent sources of low-cost capital to the company, without dilution to the common equity base.
The company is subject to certain covenants on its credit facilities. The covenants include a total and secured leverage ratio, an interest and fixed charge ratio, as well as a dividend payout ratio and a recourse debt requirement. The company monitors the ratios on a quarterly basis and at September 30, 2009, the company was in compliance with all of its covenants.
The company’s strategy is to satisfy its liquidity needs using cash on hand, cashflows generated from operating activities and provided by financing activities, as well as proceeds from asset sales. Rental revenue, recoveries from tenants, lot and home sale proceeds, interest and other income, available cash balances, draws on corporate credit facilities and refinancing of maturing indebtedness are the company’s principal sources of capital used to pay operating expenses, dividends, debt service and recurring capital and leasing costs in its commercial property portfolio and residential development business. The company finances its residential development operations and ongoing working capital requirements with residential development debt and accounts payable. Another source of cashflow includes third-party fees generated by the company’s asset management, leasing and development businesses. Consequently, the company plans to meet its short-term liquidity needs with revenue along with proceeds from financing activities.
The principal liquidity needs for periods beyond the next twelve months are for scheduled debt maturities, non-recurring capital expenditures, development costs and potential property acquisitions. The company’s strategy is to meet these needs with one or more of the following:
•	cashflows from operations;

•	construction loans;

•	creation of new funds;

•	proceeds from sales of assets; and

•	credit facilities and refinancing opportunities.
The company attempts to match the maturity of its commercial property debt portfolio with the average lease terms of its properties. At September 30, 2009, the average term to maturity of the company’s commercial property debt was six years, close to its average lease term of seven years.
NOTE 26: FINANCIAL INSTRUMENTS
(a) Derivatives and hedging activities
The company uses derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The company does not use derivatives for speculative purposes. The company uses the following derivative instruments to manage these risks:
•	Foreign currency forward contracts to hedge exposures to Canadian dollar denominated net investments in self-sustaining subsidiaries and foreign currency denominated financial assets;

•	Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;

•	Interest rate caps to hedge interest rate risk on a portion of its variable rate debt; and

•	Total return swap on the company’s shares to economically hedge exposure to variability in share price under the Deferred Share Unit plan (refer to Note 21).
The company also designates certain of its financial liabilities as hedges of its Canadian dollar net investments in self-sustaining subsidiaries.
Foreign currency hedging
The following table provides details on foreign currency hedging relationships as at September 30, 2009 and December 31, 2008:

	Derivatives					Non-Derivatives
	Hedging Item	Notional	Rate	Maturity	Fair Value	Hedging Item	Notional

September 30, 2009	—	—	—	—	—	Capital securities — corporate	C$600M
December 31, 2008	—	—	—	—	—	Capital securities — corporate	C$750M

Brookfield Properties Corporation	73

Interest rate hedging
The following table provides details on derivatives in interest rate hedging relationships outstanding as at September 30, 2009 and December 31, 2008:

(Millions)	Hedging Item	Notional	Rate	Maturity	Fair Value	Hedged Item

September 30, 2009
	Interest rate cap	$300	5%	2011	nil	Interest payments on LIBOR debt
	Interest rate cap	56	5%	2012	nil	Interest payments on LIBOR debt
	Interest rate swap(1)	55	Pay 2.68%	2010	(1)	Interest payments on LIBOR debt
	Interest rate swap(1)	1,000	Pay 1.38%	2011	(7)	Interest payments on LIBOR debt
	Interest rate cap	160	2%	2010	nil	Interest payments on LIBOR debt
December 31, 2008
	Interest rate cap	$3,100	6%	2009	nil	Interest payments on LIBOR debt
	Interest rate cap	600	7%	2009	nil	Interest payments on LIBOR debt
	Interest rate cap	300	5%	2011	nil	Interest payments on LIBOR debt
	Interest rate swap(1)	55	Pay 2.68%	2010	(1)	Interest payments on LIBOR debt

(1)	For interest rate swaps, receive LIBOR
The maximum term over which interest rate hedging gains and losses reflected in other comprehensive income will be recognized in income is nine years (2008 — nine years) as the hedged interest payments occur.
At September 30, 2009 and December 31, 2008, the amount of hedge ineffectiveness recorded in interest expense in connection with the company’s interest rate hedging activities was not significant.
Other derivatives
At September 30, 2009, the company had interest rate caps on a notional $3,100 million and $600 million at rates of 6% and 7%, respectively, that were not designated in a hedge relationship. The aggregate fair value of these contracts at September 30, 2009 was nil.
At September 30, 2009, the company had a total return swap under which it receives the returns on a notional 1,001,665 Brookfield Properties’ common shares. The fair value of the total return swap was a loss of $11 million at September 30, 2009 (December 31, 2008 — $9 million loss) based on the market price of the underlying shares at that date. For the nine months ended September 30, 2009, gains of $3 million in connection with the swap have been recorded in general and administrative expense (nine months ended September 30, 2008 — losses of $2 million).
(b) Market risk
Interest rate risk
The company faces interest rate risk on its variable rate financial liabilities. In addition, there is interest rate risk associated with the company’s fixed rate debt due to the expected requirement to refinance such debts in the year of maturity. The company does not have significant interest rate risk associated with its financial assets. The following table outlines the impact on interest expense of a 100 basis point increase or decrease in interest rates on the company’s variable rate debt and fixed rate debt maturing within one year:

(Millions)

Corporate revolver	$—
Credit facility from Brookfield Asset Management, Inc.	—
Term facility	1
Variable rate commercial property debt	38
Variable rate land development debt	3
Fixed rate commercial property debt due within one year	1

Total	$43

The company manages interest rate risk by primarily entering into fixed rate commercial property debt and staggering the maturities of its mortgage portfolio over a 10-year horizon when the market permits. The company also makes use of interest rate derivatives to manage interest rate risk on specific variable rate debts and on refinancing of fixed rate debt.
Foreign currency risk
The company is structured such that its foreign operations are primarily self-sustaining. As a result, the company’s currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the company is exposed to foreign currency risk on net Canadian dollar financial liabilities of C$761 million. The company has designated C$600 million of these financial liabilities as hedges of its Canadian denominated net investments. Based on the balance of these financial liabilities at September 30, 2009, a 10% change in the U.S. to Canadian dollar exchange rate would have impacted other comprehensive income by $60 million and net income by $16 million, on a pre-tax basis.

74	Q3/2009 Interim Report

Equity price risk
The company faces equity price risk in connection with a total return swap under which it receives the returns on a notional 1,001,665 Brookfield Properties’ common shares. A $1 increase or decrease in the company’s share price would result in a $1 million gain or loss being recognized in general and administrative expense.
(c) Credit risk
Credit risk related to accounts receivable and straight-line rent and free rent receivables arises from the possibility that tenants may be unable to fulfill their lease commitments. The company mitigates this risk by ensuring that its tenant mix is diversified and by limiting its exposure to any one tenant. The company maintains a portfolio that is diversified by property type so that exposure to a business sector is lessened. Currently no one tenant represents more than 10% of commercial property revenue. This risk is further mitigated by signing long-term leases with tenants who have investment grade credit ratings.
Credit risk arises on real estate mortgages in the event that borrowers default on the repayment to the company. The company mitigates this risk by attempting to ensure that adequate security has been provided in support of such mortgages.
Residential receivables are typically collected within nine months. Credit risk related to residential receivables is mitigated by the fact that, for the majority of sales, the company retains title to the lots that are sold until the receivable balance is collected. Additionally, the company maintains security over the lots that are sold, which can ultimately be taken back if receivables are not paid.
The majority of the company’s trade receivables are collected within 30 days. The balance of accounts receivable past due, including real estate mortgages and residential receivables, is not significant.
NOTE 27: OTHER INFORMATION
(a) The company has a $300 million credit facility with Brookfield Asset Management Inc., the company’s parent. At September 30, 2009, the balance drawn on this facility was nil (December 31, 2008 — nil). Interest expense related to this indebtedness totaled nil and $1 million for the three and nine months ended September 30, 2009, respectively (2008 — nil and nil). As at September 30, 2009, the company had approximately $15 million (December 31, 2008 — $15 million) of indebtedness outstanding to Brookfield Asset Management Inc. and its affiliates. Interest expense related to this indebtedness totaled nil and nil for the three and nine months ended September 30, 2009, respectively (2008 — nil and nil). The company also has a balance on deposit with Brookfield Asset Management Inc. of $625 million as of September 30, 2009 which is due on demand and earns interest at a rate of LIBOR plus 42.5 basis points (December 31, 2008 — nil). Interest income related to this loan totaled $0.5 million and $0.5 million for the three and nine months ended September 30, 2009 (2008 — nil and nil), respectively.
Brookfield Asset Management Inc. owns $200 million of the company’s Class AAA Series E capital securities with the company having an offsetting loan receivable against these securities earning a rate of 108% of prime.
(b) Included in rental revenues are amounts received from Brookfield Asset Management Inc., and its affiliates for the rental of office premises of $0.4 million and $1.2 million for the three and nine months ended September 30, 2009, respectively (Sept. 30, 2008 — $0.6 million and $1.8 million). These amounts have been recorded at the exchange amount. In addition, the company has certain arrangements with Brookfield Asset Management Inc. and its affiliates to arrange insurance in the normal course and at market rates or at cost. The fees are based on a percentage of the annual premiums paid.
(c) Supplemental cashflow information

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2009	2008	2009	2008

Acquisitions of real estate	$—	$—	$—	$16

Dispositions of real estate	$—	$417	$—	$420

Cash taxes paid	$—	$—	$9	$2

Cash interest paid (excluding dividends paid on capital securities)	$140	$170	$453	$533

(d) The assets and liabilities of certain of the company’s subsidiaries are neither available to pay debts of, nor constitute legal obligations of the parent or other subsidiaries, respectively.
(e) In the three and nine months ended September 30, 2009, interest expense included $5 million and $16 million, respectively (2008 — $6 million and $12 million) relating to amortization of transaction costs included in the carrying amount of commercial property debt and capital securities — corporate which has been recognized in interest expense using the effective interest method.

Brookfield Properties Corporation	75

(f) Amortization on intangible assets and liabilities for the three and nine months ended September 30, 2009 was $27 million and $86 million, respectively (2008 — $33 million and $107 million, respectively).
(g) Included in cash and cash equivalents is $3 million of short-term deposits at September 30, 2009 (December 31, 2008 — nil).
(h) During the three and nine months ended September 30, 2009, the company recorded income from equity accounted investments of $1 million and $2 million, respectively (2008 — $4 million and $4 million, respectively). Of this amount, $1 million and $2 million was recorded in net operating income from commercial property operations and nil and nil was recorded in interest and other income for the three and nine months ended September 30, 2009, respectively (2008 — $3 million and $3 million in net operating income and $1 million and $1 million in interest and other income, respectively).

76	Q3/2009 Interim Report

NOTE 28: SEGMENTED INFORMATION
The company and its subsidiaries operate in the United States and Canada within the commercial property business and the residential development business. The following summary presents segmented financial information for the company’s principal areas of business:

		Commercial			Residential
	United States		Canada		Development		Total
	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,
(Millions)	2009	2008	2009	2008	2009	2008	2009	2008

Assets
Commercial properties	$12,833	$13,147	$2,026	$1,754	$—	$—	$14,859	$14,901
Development properties	627	624	731	601	1,306	1,196	2,664	2,421
Receivables and other	1,212	562	103	115	280	241	1,595	918
Intangible assets	525	612	24	25	—	—	549	637
Restricted cash and deposits	83	112	3	2	—	2	86	116
Cash and cash equivalents	108	97	291	59	4	1	403	157
Assets related to discontinued operations	536	290	—	—	—	—	536	290

Total	$15,924	$15,444	$3,178	$2,556	$1,590	$1,440	$20,692	$19,440

The carrying amounts of properties located in the United States and Canada at September 30, 2009 were $13,758 million and $3,765 million, respectively (2008 — $14,076 million and $3,264 million, respectively).
The following summary presents segmented financial information for the company’s principal areas of business for the three months ended September 30:

		Commercial			Residential
	United States		Canada		Development		Total
(Millions)	2009	2008(1)	2009	2008	2009	2008	2009	2008

Revenues	$453	$445	$106	$110	$96	$138	$655	$693
Expenses	187	195	42	40	75	93	304	328

	266	250	64	70	21	45	351	365
Interest and other income	9	1	1	7	1	8	11	16

Net operating income from continuing operations	275	251	65	77	22	53	362	381
Interest expense
Commercial property debt	129	145	14	13	—	—	143	158
Capital securities — corporate	2	3	11	12	—	—	13	15
Capital securities — fund subsidiaries	(11)	(5)	—	—	—	—	(11)	(5)
General and administrative expense	23	17	4	10	—	—	27	27
Non-controlling interests
Fund subsidiaries	11	(10)	—	—	—	—	11	(10)
Other subsidiaries	—	—	3	4	—	—	3	4
Depreciation and amortization	107	106	16	21	—	—	123	127

Income before unallocated costs	14	(5)	17	17	22	53	53	65
Income taxes							15	20
Other							4	—

Net income from continuing operations							$34	$45
Discontinued operations	4	4	—	125	—	—	4	129

Net income							$38	$174

Dispositions of commercial properties	$—	$—	$—	$(417)	$—	$—	$—	$(417)
Commercial property tenant improvements	21	25	2	1	—	—	23	26
Development and redevelopment	13	47	32	64	—	—	45	111
Capital expenditures	14	14	3	5	—	—	17	19

(1)	Comparative figures have been reclassified to conform with the current year’s presentation
Total revenues earned in the United States and Canada for the three months ended September 30, 2009 were $463 million and $203 million, respectively (2008 — $457 million and $252 million, respectively).

Brookfield Properties Corporation	77

The following summary presents segmented financial information for the company’s principal areas of business for the nine months ended September 30:

	Commercial				Residential
	United States		Canada		Development		Total

(Millions)	2009	2008(1)	2009	2008	2009	2008	2009	2008

Revenues	$1,340	$1,329	$299	$337	$207	$352	$1,846	$2,018
Expenses	535	540	120	135	167	254	822	929

	805	789	179	202	40	98	1,024	1,089
Interest and other income	25	17	5	13	4	14	34	44

Net operating income from continuing operations	830	806	184	215	44	112	1,058	1,133
Interest expense
Commercial property debt	371	430	33	35	—	—	404	465
Capital securities — corporate	6	7	33	38	—	—	39	45
Capital securities — fund subsidiaries	(17)	(17)	—	—	—	—	(17)	(17)
General and administrative expense	45	52	34	36	—	—	79	88
Non-controlling interests
Fund subsidiaries	24	(15)	—	—	—	—	24	(15)
Other subsidiaries	—	—	9	16	—	—	9	16
Depreciation and amortization	324	340	45	53	—	—	369	393

Income before unallocated costs	77	9	30	37	44	112	151	158
Income taxes							72	50
Other							(45)	—

Net income from continuing operations							$124	$108
Discontinued operations	12	5	—	129	—	—	12	134

Net income							$136	$242

Acquisitions of commercial properties	$—	$16	$—	$—	$—	$—	$—	$16
Dispositions of commercial properties	—	—	—	(420)	—	—	—	(420)
Commercial property tenant improvements	73	59	6	4	—	—	79	63
Development and redevelopment	23	102	98	187	—	—	121	289
Capital expenditures	38	39	7	14	—	—	45	53

(1)	Comparative figures have been reclassified to conform with the current year’s presentation
Total revenues earned in the United States and Canada for the nine months ended September 30, 2009 were $1,369 million and $511 million, respectively (2008 — $1,362 million and $700 million, respectively).

78	Q3/2009 Interim Report

Shareholder Information
STOCK EXCHANGE LISTINGS

	Outstanding at September 30, 2009	Symbol	Stock Exchange

Common Shares	500,808,894	BPO	New York / Toronto
Class A Preferred Shares
Series A	4,612,500	Not listed	—
Series B	9,589,500	Not listed	—
Class AA Preferred Shares
Series E	2,000,000	Not listed	—
Class AAA Preferred Shares
Series E	8,000,000	Not listed	—
Series F	8,000,000	BPO.PR.F	Toronto
Series G	4,400,000	BPO.PR.U	Toronto
Series H	8,000,000	BPO.PR.H	Toronto
Series I	8,000,000	BPO.PR.I	Toronto
Series J	8,000,000	BPO.PR.J	Toronto
Series K	6,000,000	BPO.PR.K	Toronto
Series L	11,500,000	BPO.PR.L	Toronto

DIVIDEND RECORD AND PAYMENT DATES(1)

	Record Date	Payment Date

Common Shares(2)	First day of March, June, September and December	Last business day of March, June, September and December

Class A Preferred Shares Series A, B	First day of March and September	15th day of March and September

Class AA Preferred Shares Series E	15th day of March, June, September and December	Last business day of March, June, September and December

Class AAA Preferred Shares Series E, F, G, H, I, J and K	15th day of March, June, September and December	Last business day of March, June, September and December

(1)	All dividends are subject to declaration by the company’s Board of Directors

(2)	Common shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the date of record, unless they elect otherwise
FIVE-YEAR COMMON SHARE DIVIDEND HISTORY(1)

(US Dollars)	2005	2006	2007	2008	2009

March 31	$0.07	$0.12	$0.13	$0.14	$0.14
June 30	0.12	0.13	0.14	0.14	0.14
September 30	0.12	0.13	0.14	0.14	0.14
December 31	0.12	0.13	0.14	0.14	0.14

(1)	Adjusted to reflect the three-for-two stock splits effective May 4, 2007 and March 31, 2005

Brookfield Properties Corporation	79

Corporate Information
CORPORATE PROFILE
Brookfield Properties owns, develops and manages premier office properties. Its current portfolio is comprised of interests in 109 properties totaling 75 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa, making it one of the largest owners of commercial real estate in North America. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The corporation also holds interests in over 16 million square feet of high-quality, centrally-located development and redevelopment properties in its major markets. The corporation’s common shares trade on the NYSE and TSX under the symbol BPO.

BROOKFIELD PROPERTIES CORPORATION
Three World Financial Center 200 Vesey Street, 11th Floor New York, New York 10281-1021 Tel: (212) 417-7000 Fax: (212) 417-7214 www.brookfieldproperties.com	Brookfield Place, Bay Wellington Tower 181 Bay Street, Suite 330 Toronto, Ontario M5J 2T3 Tel: (416) 369-2300 Fax: (416) 369-2301
SHAREHOLDER INQUIRIES
Brookfield Properties welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Melissa Coley, Vice President, Investor Relations at (212) 417-7215 or via e-mail at Melissa.Coley@brookfieldproperties.com. Inquiries regarding financial results should be directed to Bryan Davis, Senior Vice President and Chief Financial Officer at (212) 417-7166 or via e-mail at Bryan.Davis@brookfieldproperties.com.
Shareholder questions relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent:
CIBC MELLON TRUST COMPANY

By mail:	P.O. Box 7010 Adelaide Street Postal Station Toronto, Ontario, M5C 2W9

By courier:	199 Bay Street Commerce Court West Securities Level Toronto, Ontario, M5L 1G9 Attention: Courier Window

Tel: Fax: Web site: E-mail:	(800) 387-0825; (416) 643-5500 (416) 643-5501 www.cibcmellon.com inquiries@cibcmellon.com
COMMUNICATIONS
We strive to keep our shareholders updated on our progress through a comprehensive annual report, quarterly interim reports, periodic press releases and quarterly conference calls.
Brookfield Properties maintains a Web site, brookfieldproperties.com, which provides access to our published reports, press releases, statutory filings, supplementary information and stock and dividend information as well as summary information on the company.
We maintain an investor relations program and respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and shareholders to ensure that accurate information is available to investors, and conducts quarterly conference calls and webcasts to discuss the company’s financial results. We strive to disseminate material information about the company’s activities to the media in a timely, factual and accurate manner.